
2007 Annual Report


PRIMUS



opportunities



It's been an interesting year. Any way you look at it.

$23B
credit protection portfolio

$1.6B
assets under management

$860M
cash capital

The market certainly presented its share of challenges this year. But where many saw barriers, we saw possibilities. As market conditions fluctuated, Primus remained focused on opportunistically growing our credit protection and asset management businesses. All while maintaining our strong capital base and conservative approach to risk management.

Dear Shareholders,

2007 was an extremely challenging and volatile period for the global credit markets. A deteriorating U.S. sub-prime residential mortgage market prompted fundamental re-appraisals of the risk, performance, pricing and valuation of a broad range of credit asset classes. As a result, credit spreads experienced dramatic widening across most industry sectors and ratings grades.

Through it all, we at Primus Guaranty stood firm in our conviction that these conditions provided opportunities to grow our business and enhance franchise value. Our confidence was based on the fact that we built Primus to weather difficult times with a strong capital base, ample liquidity, top-notch talent, a flexible operating platform and deep industry relationships. It was also based on our past performance. We have maintained our focus on building high-quality credit portfolios based on our core strength in credit risk. Over our six-year operating history, we have demonstrated the ability to adjust our new business volume in response to market conditions.

We remain confident in the strength of our business model. Primus has the resources to manage through turbulent times.

During 2007, we leveraged our strengths and took advantage of the credit spread environment to achieve record growth in our credit protection portfolio, which increased from $15.8 billion to $23 billion. Our enhanced operating flexibility was clearly reflected in this growth: during the first half most of our new business was in the form of bespoke tranches and in the second half our focus shifted to writing single-name credit default swaps. We also concentrated on higher quality reference entities, improving overall portfolio quality to a strong A weighted average rating by year-end. And we were successful in increasing assets under management by completing our second collateralized loan obligation (CLO). We now manage two CLOs as well as three collateralized swap obligations (CSOs).

While we are pleased with these successes, we were not immune from the challenges of 2007. We decided to discontinue our Harrier Credit Strategies Fund due to its performance and the difficulties we anticipated in raising third-party capital. Additionally, the dislocations in the structured credit markets did not allow us to complete further CLOs and CSOs. Finally, we were particularly disappointed with the performance of the credit default swaps (CDS) we sold on asset-backed securities (ABS). We were cautious on the business we wrote in this market throughout 2007 and, as a result, limited our activity. At its peak, our entire CDS on ABS portfolio totaled $80 million. During the fourth quarter, we took a charge to Economic Results of $41 million to write down the value of this portfolio. This action was the direct result of a significant change in the agencies' approach to rating the underlying residential mortgage backed securities referenced by our credit swaps.

As we move forward in 2008, we expect market conditions to remain challenging. Our focus will continue to be on executing our growth strategy by opportunistically building our credit protection business and generating attractive risk-adjusted returns. We will also continue to explore ways to further grow our assets under management. In both cases, we will need to see some stabilization in the credit markets, which are currently experiencing unprecedented volatility and contagion. We expect to see a continuation of the current trend towards wide credit spreads, particularly with potential for deterioration in credit fundamentals as growth seems to be slowing in the G7 countries.

In sum, we will continue to manage for the long term. There will be both opportunities and challenges for us in 2008, but we believe that our strong capital base, focused strategy, our people, and operating platform position us well to continue to build value for shareholders. Thank you for your ongoing support.

Sincerely,

Thomas W. Jasper
Chief Executive Officer





agility

STA
BIL
ITY

Over the past six years, Primus has become an important participant in the global credit markets. Our business is managed by a team of dedicated professionals with broad expertise in credit portfolio management. Our disciplined approach to risk management, strong capital base, AAA/Aaa ratings, and deep industry relationships were the pillars that enabled us to stand firm in the midst of a turbulent year.

During 2007, we continued to execute our long-term plan for growth – leveraging our fundamental credit platform in order to manage a diversified group of asset classes and strategies.

Record growth in our credit protection portfolio. Primus Financial Products, our AAA/Aaa-rated credit derivative product company (CDPC), offers protection against the risk of default, primarily on corporate and sovereign obligations through the sale of credit swaps to dealers and banks.

Over the past few years, we have worked hard to enhance the operating flexibility of this business. And in 2007, these efforts came to fruition. We generated the highest new transaction volume and the largest year-over-year increase in premium revenues since becoming a public company. In the first half of the year, credit swap premium levels were generally low in what was a fairly benign credit environment. Consequently, we focused on pools of credit swaps, or bespoke tranches, in order to drive growth and achieve the best risk-adjusted returns. As market conditions became increasingly negative and premiums widened in the second half of the year, we took advantage of opportunities in single-name credit swaps. At year-end, our credit protection portfolio totaled $23 billion.

Primus' business model enables us to leverage our core strengths and capture opportunities in the credit markets. It's how we drive growth and profitability.

Solid performance in asset management for third-party capital. Through our asset management business, we manage credit portfolios for third-party capital providers. In July, we completed the offering of Primus CLO II, a $400 million vehicle collateralized by a portfolio consisting of primarily senior secured leveraged loans.

scope

Primus Asset Management serves as the CLO's collateral manager; this vehicle brought our total assets under management to $1.6 billion. During the second half of 2007, the significant dislocation in the credit markets presented considerable barriers, making it impossible for us to complete another CLO or CSO.

We grasp the big picture without missing any of the details. Carefully examining every opportunity and pursuing those that we believe offer appropriate risk-adjusted returns.

However, the two CLOs and three CSOs we were already managing performed well in 2007. This was due in large part to our conservative, disciplined investment approach to these vehicles.

Moving forward, increasing assets under management will continue to be an important component in our overall growth strategy. As market conditions improve, we will pursue opportunities to manage new structured credit vehicles.

Expansive knowledge of credit and risk management.
Our seasoned team is comprised of highly experienced credit portfolio managers, credit analysts and risk management professionals. With an average of 25 years in the credit risk and capital markets, our portfolio managers have managed credit through a number of cycles. This deep understanding makes our team well qualified to manage credit portfolios, particularly when economic conditions are less than favorable.

A continued focus on quality.
Our buy-and-hold-philosophy, under which we take a long-term view of credit, has been a cornerstone of our business from day one. We pursue only those opportunities that we believe will deliver strong risk-adjusted returns. For example, as market conditions deteriorated


scrutiny


HOT


COLD

The ability to adjust to fluctuating market conditions is a key to our success.

COM PLEX ITY

during the second half of 2007, we focused our credit protection business on higher-rated reference entities rather than pursuing the higher premiums that were available on lower quality reference entities. This enabled us to improve the overall weighted average rating of our credit protection portfolio at year-end.

At the core of our buy-and-hold philosophy within our credit protection business is a strong risk management discipline. The credit analysis process begins with a set of underwriting guidelines, which establish limits for single name, industry concentration, rating quality and geographic distribution. We then meticulously evaluate each credit protection opportunity to ensure that it meets our rigorous standards for quality and returns. The result is a diversified, high-quality credit protection portfolio.

Open communication is essential to our business. Our commitment to openness was particularly relevant in 2007. In today's volatile market, we believe it is especially important to have clear lines of communication with all of our constituents.

For investors and analysts, we strive to provide clarity on our business model as well as comprehensive business and financial information. To that end, we've created Economic Results, a non-GAAP financial tool, which we believe provides investors with a clearer picture of our financial drivers and performance. In essence, it's a cash-accrual based measure of our financial performance,

We understand that the structured credit market can be complicated. That's why we're committed to being open and clear with investors, analysts and counterparties.

which better reflects the long-term orientation we use in managing our business.

Primus' counterparties also receive regular business and financial information, as well as comprehensive portfolio data. Our goal is to ensure that these institutions have the information they need to provide us with the capacity to grow our credit protection portfolio.


clarity



progressive

The current counterparty base for our credit protection business is comprised of a diverse group of 47 global credit swap dealers and banks.

During 2007, we realized a number of accomplishments. By leveraging our strengths, we grew our credit swap portfolio for the sixth year in a row. By executing our diversification strategy, we increased assets under management to $1.6 billion. And by adhering to our conservative, disciplined approach to risk management, we increased our capital base. In addition, we're proud to note that our credit protection business continues to maintain the highest possible ratings – AAA/Aaa – from both Standard & Poor's and Moody's.

A positive outlook with an eye on the challenges.
We continue to be optimistic about the growth potential for the credit swap market in the year ahead. However, we also recognize that these are turbulent times and there will be challenges.


proven

Throughout 2008, we will continue to focus on growing our credit protection and asset management businesses in a disciplined manner. Given the market's volatility, we believe credit spreads will continue to be at attractive levels, which should offer us the potential to further grow our business. We are, however, closely watching the impact of a slowing global economy on corporate balance sheets and credit quality, especially as these issues have the potential to impact our business. We will also continue to work closely with our counterparties on counterparty line availability.

We believe that the large global investment pools will return to the structured credit market once these markets stabilize. This should present us with attractive opportunities to expand our assets under management.

Positioned and ready for whatever the market brings. Even in the best years, there will be challenges to face in the credit markets. With a solid foundation already in place, we believe we are well positioned to capture the opportunities and respond to the challenges that may arise in 2008. Our strong capital base – backed by our flexible operating platform and experienced team – will enable us to leverage our core competency in the credit markets as we work to further build shareholder value.

Our solid track record provides a strong foundation for the future. We are well positioned to capitalize on the market opportunities that lie ahead in the dynamic – and challenging – credit markets.

A solid foundation

In assessing our growth and profitability, we consider our results in terms of both U.S. GAAP requirements and "Economic Results," which is an alternative measure of our financial performance. The following table describes our economic performance as reconciled from GAAP net income.

GAAP Reconciliation to Economic Results	2002	2003	2004	2005	2006	2007
GAAP net income	(3,069)	78,471	23,685	4,083	94,891	(563,541)
Less unrealized (gain)/loss — credit swaps sold	214	(46,716)	(1,957)	26,639	(48,701)	614,551
Less realized gains — credit swaps sold	(3,145)	(18,313)	(5,533)	(1,090)	(2,002)	(3,463)
Add amortization realized gains — credit swaps sold	53	2,893	6,175	6,783	7,098	6,044
Less provision for credit events	—	—	—	—	—	(40,880)
Net Economic Results	**(5,947)**	**16,335**	**22,370**	**36,415**	**51,286**	**12,711**

Note: 2004 includes a one-time expense of $3.3 million due to the accelerated vesting of employee stock and option expense as a result of our initial public offering.

See 10-K for further discussion.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number: 001-32307

Primus Guaranty, Ltd.

(Exact name of registrant as specified in its charter)

Bermuda	**Not Required**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Clarendon House
2 Church Street
Hamilton HM 11, Bermuda
(Address of principal executive offices, including zip code)

441-296-0519
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Name on each exchange on which registered
Common Shares, $0.08 par value	New York Stock Exchange
7% Senior Notes due 2036	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securites Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act). (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common shares held by non-affiliates of the registrant was approximately $245,121,376 based on the closing price quoted by the New York Stock Exchange as of the last business day of the most recently completed second fiscal quarter (June 30, 2007).

As of March 3, 2008, the number of shares outstanding of the registrant's common shares, $0.08 par value, was 45,123,869.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to the registrant's 2008 annual meeting of shareholders are incorporated by reference into Part III of this Annual Report.

Primus Guaranty, Ltd.
Form 10-K
For the fiscal year ended December 31, 2007

INDEX

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this document regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this Annual Report on Form 10-K, particularly in the "Risk Factors" section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

Part I.

Item 1. Business

Unless otherwise indicated or the context requires otherwise, references to "we," "us," "our," "Company," or "Primus" refer to the consolidated operations of Primus Guaranty, Ltd., or Primus Guaranty, and references to a company name refer solely to such company.

Overview

Primus Guaranty, Ltd. is a holding company that conducts business through several operating subsidiaries. Our principal business is acting as a seller of credit swaps through Primus Financial Products, LLC, or Primus Financial, which is a Credit Derivative Product Company ("CDPC") and has "AAA/Aaa" counterparty ratings by Standard & Poor's Ratings Group, or S&P, and Moody's Investors Service, Inc., or Moody's, respectively. Primus Asset Management, Inc., or Primus Asset Management, one of our other principal operating subsidiaries, acts as an investment manager to affiliated companies and third party entities. We also own two intermediate holding companies, Primus (Bermuda), Ltd., or Primus Bermuda and Primus Group Holdings, Inc., or Primus Group Holdings.

We are a Bermuda company that was incorporated in 1998. Our registered office is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and our telephone number is 441-296-0519. The offices of our principal operating subsidiaries, Primus Financial and Primus Asset Management are located at 360 Madison Avenue, New York, New York 10017 and their telephone number is 212-697-2227. Our common shares are listed on the New York Stock Exchange, or NYSE, under the symbol "PRS."

Required financial information is set forth in the consolidated financial statements.

Legal Entity Structure


Primus Guaranty, Ltd.
Bermuda
Holding Company
Harrier Credit Strategies Master Fund, LP *
Cayman Islands
Trading Fund
PRS Trading Strategies, LLC *
Delaware
Trading Company
Primus (Bermuda), Ltd.
Bermuda
Holding Company
Primus Group Holdings, LLC
Delaware
Holding Company
Primus Guaranty (UK), Ltd.
United Kingdom
Services Company
Primus Financial Products, LLC
Delaware
"AAA/Aaa" Rated Credit Swap Provider
Primus Asset Management, Inc.
Delaware
Investment Management / Services Company
Primus Re, Ltd.
Bermuda
Financial Guaranty Insurance Company

* — As of December 31, 2007, PRS Trading Strategies, LLC was inactive. As of December 31, 2007, Harrier Credit Strategies Master Fund, LP ceased trading activities and closed substantially all of its trading positions.

Primus Financial

Primus Financial Products, LLC, or Primus Financial, is a AAA/Aaa (S&P/Moody's) rated seller of credit swaps to banks and credit swap dealers, referred to as counterparties, against primarily investment grade credit obligations of corporate and sovereign issuers. In exchange for a fixed quarterly premium Primus Financial agrees, upon the occurrence of a defined credit event (*e.g.*, bankruptcy, failure to pay or restructuring) affecting a designated issuer, referred to as a Reference Entity, to pay its counterparty an agreed upon notional amount against delivery to Primus Financial of the Reference Entity's debt obligation in the same notional amount. Credit swaps related to a single specified Reference Entity are referred to as "single name credit swaps." Primus Financial seeks to minimize the risk inherent in its credit swap portfolio by maintaining a high quality, diversified credit swap portfolio across Reference Entities, industries and countries.

Primus Financial also sells credit swaps referencing portfolios containing obligations of multiple Reference Entities, which are referred to as "tranches" and sells credit swaps referencing residential mortgage-backed securities, which are referred to as ABS. Defined credit events related to ABS may include any or all of the following: failure to pay principal, write-down in the reference obligation and downgrade to CCC or below of the reference obligation.

As of December 31, 2007, Primus Financial had a credit swap portfolio with a total notional of $23.0 billion with a weighted average rating of A+/A3 (S&P/Moody's) and an average maturity of 3.7 years. Primus Financial had $749.5 million of capital resources to support its credit swap portfolio and its AAA/Aaa counterparty ratings.

Credit Review and Approval Procedures

Primus Financial subjects each of the Reference Entities for which it is considering selling credit protection to a comprehensive credit review and approval process that is designed to evaluate, assess and document the underlying credit risk of the particular Reference Entity. Credit portfolio managers are responsible for the credit review and transaction approvals. These are essential steps in determining whether to sell protection on that Reference Entity. Each credit decision results in the assignment of an internal rating, or a ("Primus Rating"), and position limit for each such entity.

Inputs that support Primus Financial's credit decisions generally include the following:

- S&P and Moody's ratings and history;
- industry and company specific analyses and research by major investment and commercial banks;
- financial statement analysis of the Reference Entity;
- financial market indicators including bond spreads, share prices and credit swap premiums; and
- current news on the Reference Entity and its industry.

Primus Financial's credit approval process benefits from the fact that the typical Reference Entity is a public company, which has a financial performance history and company and third-party information on its financial status and future business prospects. It also has a current rating and rating history from a Nationally Recognized Statistical Rating Organization ("NRSO"), such as S&P or Moody's. The credit review for Reference Entities is designed to generate a credit profile. This iterative credit review process is also designed to take advantage of the available information in the marketplace. After the initial review and approval, Reference Entities are monitored on an ongoing basis. At least quarterly, the credit portfolio managers formally review the appropriateness of the internal ratings and exposure limits.

Credit and Risk Management Policies and Oversight

Policies governing the credit and risk management processes are set by the board of directors of Primus Financial. The responsibilities of the board include (1) reviewing and approving the credit-related policies and procedures of Primus Financial, (2) reviewing changes to its operating guidelines and capital models and (3) reviewing capital levels and portfolio optimization strategies.

Overall, the risk management policies of the Company are governed by the board of directors of Primus Guaranty. The Finance and Investment Committee of the board reviews and approves the Company's risk management policies and the Audit Committee of the board oversees the Company's compliance with risk management policies.

Transaction Pricing and Execution

The credit portfolio managers work closely with the credit swap traders and agree to sell protection for credit swap premiums that reflect in their view the most attractive risk-adjusted returns available in the market at that time.

Primus Financial's counterparties are primarily major global financial institutions that include credit swap dealers and bank credit portfolio managers. Under normal market conditions, Primus Financial receives bids for the purchase of credit swaps on a daily basis that indicate the premium a counterparty is willing to pay in order to buy credit protection. These bids are communicated directly by its counterparties, or indirectly through Primus Financial's access to messages broadcast by brokers to such brokers' subscribers. Primus Financial may also initiate transactions with counterparties directly.

The premiums that Primus Financial receives in connection with its transactions are largely determined by market conditions affecting the credit markets, and particularly the credit swap markets, both generally and with respect to particular Reference Entities. Primus Financial's decision to sell a credit swap at a particular premium is determined by a number of considerations, including a comparative analysis of risk-adjusted returns for different Reference Entities, availability of capacity for particular Reference Entities and for particular counterparties, and the level of credit swap premiums.

Credit Swap Portfolio

Single Name Credit Swaps

As of December 31, 2007, Primus Financial's portfolio of single name credit swaps sold was $18.2 billion (in notional amount). This portfolio had a weighted average credit rating of A/Baa1 (S&P/Moody's), and included 591 corporate Reference Entities spread across 40 industries in 27 countries. Reference Entities that were domiciled in the United States and outside of the United States comprised 48% and 52%, respectively, of our credit swap portfolio at December 31, 2007. The percentages of our single name credit swaps that were denominated in United States dollars and euros at December 31, 2007 were 59% and 41%, respectively. The percentage of credit swaps in the portfolio relating to investment grade Reference Entities (at the time of execution) was approximately 99% at December 31, 2007.

The following chart provides a summary of our single name credit swap portfolio by S&P Industry as of December 31, 2007:



Portfolio Distribution by S&P Industry
14.00%
13.00%
12.00%
11.00%
10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
Financial Intermediaries
Insurance
Utilities
Telecommunications/Cellular Communications
Building/Development
Chemical/Plastics
Oil/Gas
Business Equipment/Services
Retailers (except food and drug)
Industrial Equipment
Brokers/Dealers/Investment Houses
Drugs
Sovereign
Publishing
Automotive
Aerospace/Defense
Food Products
Nonferrous Metals/Minerals
Food/Drug Retailers
Conglomerates
Forest Products
Electronics/Electric
Surface Transport
Beverage/Tobacco
Home Furnishings
Cosmetics/Toiletries
Health Care
Steel
Food Service
Farming/Agriculture
Broadcast Radio/Television
Rail Industries
Cable/Satellite Television
Air Transport
Containers/Glass Products
Ecological Services/Equipment
Clothing/Textiles
Leisure Goods/Activities/Movies
Lodging/Casinos
Equipment Leasing

Tranches

As of December 31, 2007, Primus Financial's portfolio of credit swap tranches sold was $4.7 billion (in notional amount). This portfolio had a weighted average credit rating of AA+/Aa1 (S&P/Moody's) and an average tenor of 6.2 years. Primus Financial's portfolio of credit swap tranches sold was entirely denominated in U.S. dollars and includes only corporate Reference Entities.

Credit Swaps on Asset Backed Securities (ABS)

As of December 31, 2007, Primus Financial's portfolio of credit swaps sold on ABS was $80.0 million (in notional amount) and had a weighted average rating of A–/Baa3 (S&P/Moody's) and weighted average tenor of 5.2 years. Primus Financial's portfolio of credit swaps sold on ABS was entirely denominated in U.S. dollars. See Subsequent Event—2008 caption in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for further discussion.

Risk Management

Primus Financial monitors the Reference Entities in its credit swap portfolio on an ongoing basis. As part of the risk management process, there is a regular review of the Reference Entities' corporate disclosures, credit ratings and financial reporting and market-based measures of credit risk including credit swap spreads and bond spreads. Additionally, each Reference Entity in Primus Financial's credit swap portfolio is reassessed at least quarterly, at which point its Primus Rating and limit is re-evaluated. If Primus Financial determines that the risk of a default or other defined credit event of a Reference Entity exceeds acceptable levels, Primus Financial may reduce or eliminate its credit exposure by buying credit protection against that Reference Entity or by terminating its credit swaps referencing that Reference Entity.

Operating Guidelines

Primus Financial's operating guidelines have been approved by S&P and Moody's and specify various structural, portfolio and capital constraints which Primus Financial must comply with in order to maintain its credit ratings, including, among others, (1) maximum exposures to industries, countries and Reference Entities, (2) credit ratings requirements of Reference Entities and (3) maximum tenors.

As stipulated in Primus Financial's operating guidelines, upon the occurrence of certain events, as noted below, Primus Financial must temporarily cease entering into new credit swaps until such event is cured. Events that would cause Primus Financial to cease entering into new credit swaps include the bankruptcy or other analogous event of Primus Financial, a violation of the operating guidelines that is not cured within ten days upon the occurrence of a capital shortfall and within 30 days in all other circumstances, or a downgrade of Primus Financial's counterparty rating to A ("strong") or A2 ("good financial security") or below by S&P or Moody's, respectively. If an event causing the cessation of new credit swaps is not cured, Primus Financial will not enter into new credit swaps and will hire a contingent manager to run off its outstanding portfolio of credit swaps.

Capital Models and Verification Process

Primus Financial has developed two customized capital models that have been approved by S&P and Moody's, respectively. The models are cash flow-based simulations of Primus Financial's portfolio performance. Each model is unique and reflects the different approaches by S&P and Moody's in evaluating the performance of credit portfolios.

Primus Financial uses its customized capital models to determine the sufficiency of its capital resources to meet the AAA/Aaa requirements of S&P and Moody's, respectively. The sufficiency of capital resources within its capital models is in part determined by: (1) the notional amount of each credit swap in the portfolio; (2) the tenor of each credit swap; (3) the ratings implied credit risk of each underlying Reference Entity; (4) credit swap premiums; (5) industry concentrations within the portfolio; (6) dividend policy; (7) cost of capital; and (8) Primus Financial's operating expenses and tax status. Primus Financial intends to continue to hold sufficient capital resources to maintain its AAA/Aaa (S&P/Moody's) ratings. Under its operating guidelines, Primus Financial is required to have an external auditor (currently Ernst & Young LLP) provide to S&P and Moody's an agreed-upon-procedures report on a monthly basis. The procedures, which are specified by the rating agencies, consist of testing the application of Primus Financial's operating guidelines with respect to its credit swap portfolio.

Counterparties

Primus Financial had credit swap agreements in place with 47 counterparties at December 31, 2007. These counterparties primarily consisted of global financial institutions and major credit swap dealers. At December 31, 2007, Primus Financial had outstanding transactions with 34 counterparties. Primus Financial's top counterparty, and top five counterparties, represented approximately 13% and 41% of its credit swap portfolio in notional amounts outstanding at December 31, 2007, respectively. No individual counterparty accounted for more than 10% of consolidated net premiums earned for the year ended December 31, 2007. Primus Financial does not provide collateral to its counterparties nor are there any ratings triggers or other conditions, which would require provisions for collateral.

Primus Financial transacts credit swaps under contracts with each counterparty that incorporate standard market terms and conditions as defined by the International Swaps and Derivatives Association, or ISDA. These agreements include a Master Agreement and trade confirmations that govern the terms of its credit swap transactions. The ISDA Master Agreement allows Primus Financial to conduct many separate transactions with a counterparty on an efficient basis, each subject to a specific confirmation.

Bankruptcy Remoteness and Governance of Primus Financial

Primus Financial has been structured so that it should not be consolidated with Primus Guaranty or any of its affiliates in the event of its or their bankruptcy. This is an important element in the maintenance of Primus Financial's AAA/Aaa ratings. Components of this bankruptcy remote structure include (1) a board of directors that includes at least two independent directors who are neither employees of Primus Financial or its affiliates nor directors of those affiliates and (2) a requirement that all agreements with any affiliated company are effected on an arm's-length basis.

Primus Asset Management

Primus Asset Management, Inc., or Primus Asset Management, acts as an investment manager to affiliated companies and third party entities. It currently manages the credit swap and cash investment portfolios of its affiliate, Primus Financial. On July 10, 2007, the offering of Primus CLO II, Ltd on behalf of third parties was completed. Primus Asset Management added approximately $400 million to its existing assets under management. With the completion of this new CLO, Primus Asset Management now manages two CLO's. A CLO issues securities backed by a diversified pool of primarily below investment grade rated senior secured loans of corporations. Additionally, Primus Asset Management manages three investment grade Collateralized Swap Obligations or CSO's on behalf of third parties. A CSO issues securities backed by one or more credit swaps sold against a diversified pool of investment grade corporate or sovereign reference entities. Primus Asset Management receives fees from third party entities for its investment management services on the five transactions totaling $1.6 billion of assets under management at December 31, 2007.

Primus Asset Management also has entered into a Services Agreement with its affiliates, whereby it provides services to its affiliates including management, consulting and information technology.

PRS Trading Strategies/Harrier

In January 2006, PRS Trading Strategies, LLC ("PRS Trading Strategies") commenced operations to trade in a broad range of fixed income products, including credit default swaps, investment grade and high yield bonds, as well as leveraged loans. This was part of Primus Asset Management's strategy to expand its asset management business. In April 2007, Primus Guaranty formed Harrier Credit Strategies Master Fund, LP ("Harrier"), a Cayman Islands exempted limited partnership to enable it to more efficiently raise capital from third party investors. During the second quarter of 2007, Primus Guaranty transferred the trading portfolio of its subsidiary, PRS Trading Strategies to Harrier. Harrier traded in an expanded range of fixed income products, including credit swaps, total return swap on loan transactions, CDS Indices, leveraged loans and investment grade and non-investment grade securities.

During the fourth quarter of 2007, the Company decided to discontinue Harrier, due in part to Harrier's performance and difficulty in raising third-party capital, given the market environment at that time. See Management's Discussion and Analysis of Financial Condition and Results of Operations section for further discussion.

Primus Guaranty (UK)

Primus Guaranty (UK), Ltd., or PGUK, was established in the fourth quarter of 2005 in London to provide a base of operations to support the expansion of the group's business in Europe and elsewhere. PGUK supplies services to affiliated companies, including Primus Financial, that encompass marketing to counterparties and introducing other business opportunities. On January 9, 2008, PGUK was authorized by the United Kingdom's Financial Services Authority.

Primus Re

Primus Re, Ltd., or Primus Re, is a Bermuda company registered as a Class 3 insurer under the Bermuda Insurance Act 1978, as amended, and related regulations, or the Bermuda Insurance Act, and operates as a financial guaranty insurance company. Primus Re's business is to act as a conduit, or transformer, between parties interested in buying or selling protection in insurance form and other parties interested in assuming the opposite risk position in the form of credit swaps. Primus Re was inactive during the year ended December 31, 2007. On December 31, 2006, the three-year financial guarantee insurance contracts written by Primus Re expired.

Investments and Investment Policy

Our cash balances have been primarily invested in high quality short-term securities and money-market instruments. Primus Financial has engaged an investment manager to assist in the management of its fixed income investment portfolio and a custodian to hold its securities portfolio. The operating guidelines limit Primus Financial's investments primarily to United States government and agency securities, which mature within three years from purchase date. At December 31, 2007, Primus Financial's investment portfolio had a duration of approximately 4 months.

Technology

We are dependent on our technology infrastructure to manage our business. Major systems include the Primus Trading System and Primus Financial's capital models. Our technology is designed to provide risk management, rating agency compliance, financial and operational support for our credit swap portfolios and the third party CSO's and CLO portfolios managed by Primus Asset Management. The technology platform was developed and is maintained by a third party software development company on our behalf; we retain all intellectual and proprietary rights to the system. The platform is programmed using industry standard and contemporary software tools. We have a business continuity plan that includes redundant power sources, fault tolerant hardware, backups and capabilities to reach our technology from multiple locations. Our security plan includes firewall protection, password controls, individual logins, audit log and user reviews.

Certain Bermuda Law Considerations

As a holding company, Primus Guaranty is not subject to Bermuda insurance regulations. However, the Bermuda Insurance Act regulates the insurance business of Primus Re, which is registered under that Act. In this discussion of Bermuda law, when we refer to Primus Guaranty, we are referring solely to Primus Guaranty, Ltd. and not to any of its consolidated operations. Certain significant aspects of the Bermuda insurance regulatory framework and other relevant matters of Bermuda law are set forth below.

Primus Guaranty, Primus Bermuda and Primus Re have been designated as non-residents for exchange control purposes by the Bermuda Monetary Authority, or BMA. Common shares of a Bermuda company may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act, which regulates the sale of securities in Bermuda. All three companies are required to obtain the prior permission of the BMA for the issuance and transferability of their shares. We have received consent from the BMA for the issue and free transferability of the common shares of Primus Guaranty, as long as the shares of Primus Guaranty are listed on an appointed stock exchange (including the NYSE), to and among persons who are non-residents of Bermuda for exchange control purposes.

Primus Guaranty, Primus Bermuda and Primus Re have each been incorporated in Bermuda as an "exempted company." Under Bermuda law, exempted companies are companies formed for the purpose of conducting business outside Bermuda from a principal place in Bermuda. As a result, they are exempt from Bermuda laws restricting the percentage of share capital that may be held by non-Bermudians, but they may not participate in certain transactions, including (1) the acquisition or holding of land in Bermuda (except as may be required for their business and held by way of lease or tenancy for terms of not more than 50 years or which is used to provide accommodation or recreational facilities for their officers and employees and held with the consent of the Bermuda Minister of Finance, for a term not exceeding 21 years) without the express authorization of the Bermuda legislature, (2) the taking of mortgages on land in Bermuda to secure an amount in excess of BD$50,000 without the consent of the Bermuda Minister of Finance, (3) the acquisition of any bonds or debentures secured by any land in Bermuda, other than certain types of Bermuda government securities or (4) the carrying on of business of any kind in Bermuda, except in furtherance of their business carried on outside Bermuda (and certain other limited circumstances) or under license granted by the Bermuda Minister of Finance.

We must comply with the provisions of the Bermuda Companies Act regulating the payment of dividends, and making distributions from contributed surplus and repurchases of shares. A Bermuda company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that: (a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts. Under the Bermuda Companies Act, when a Bermuda company issues shares at a premium (that is for a price above the par value), whether for cash or otherwise, a sum equal to the aggregate amount or value of the premium on those shares must be transferred to an account called "the share premium account." The provisions of the Bermuda Companies Act relating to the reduction of the share capital of a company apply as if the share premium account were paid-up share capital of that company, except for certain matters such as premium arising on a particular class of shares which may be used in paying up unissued shares to be issued to shareholders as fully paid bonus shares. The paid-up share capital may not be reduced if on the date the reduction is to be effected there are reasonable grounds for believing that the company is, or after the reduction would be, unable to pay its liabilities as they become due. Similarly, no purchase by a company of its own shares may be effected if, on the date on which the purchase is to be effected, there are reasonable grounds for believing that the company is, or after the purchase would be, unable to pay its liabilities as they become due.

Exempted companies, such as Primus Guaranty, Primus Bermuda and Primus Re, must comply with Bermuda resident representation provisions under the Bermuda Companies Act. Under Bermuda law, non-Bermudians (other than spouses of Bermudians, or holders of a permanent resident's certificate, or holders of a working resident's certificate) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. A work permit may be granted or extended upon showing that, after proper public advertisement, no Bermudian (or spouse of a Bermudian, or holder of a permanent resident's certificate, or holder of a working resident's certificate) is available who meets the minimum standards reasonably required by the employer. The current policy of the Bermuda government is to place a six-year term limit on individuals with work permits, subject to certain exemptions for key employees. There are employee protection laws and social security laws in Bermuda that will apply if we ever have employees based in Bermuda.

The Bermuda Insurance Act. The Bermuda Insurance Act imposes on insurance companies certain solvency and liquidity standards, certain restrictions on the declaration and payment of dividends and distributions, certain restrictions on the reduction of statutory capital, and certain auditing and reporting requirements and also the need to have a principal representative and a principal office (as understood under the Bermuda Insurance Act) in Bermuda. Primus Re's principal representative is currently Marsh Management Services (Bermuda) Ltd. The Bermuda Insurance Act grants to the BMA the power to cancel licenses, supervise, investigate and intervene in the affairs of insurance companies and in certain circumstances share information with foreign regulators. The Bermuda Insurance Act distinguishes between insurers carrying on long-term business and insurers carrying on general business. There are four classifications of insurers carrying on general business, with Class 4 insurers subject to the strictest regulation and Class 3 insurers subject to the next strictest regulation. Primus Re is registered as a Class 3 insurer and is regulated as such under the Bermuda Insurance Act. Class 3 insurers are authorized to carry on general insurance business (as understood under the Bermuda Insurance Act), subject to conditions attached to their license and to compliance with minimum capital and surplus requirements, solvency margin, liquidity ratios and other requirements imposed by the Bermuda Insurance Act.

As a Class 3 insurer: (1) Primus Re is required to maintain the general business solvency margin which is a minimum solvency margin equal to the greatest of: (A) $1,000,000; (B) 20% of net premiums written up to $6,000,000 plus 15% of net premiums written over $6,000,000; or (C) 15% of loss and other insurance reserves; (2) if at any time Primus Re fails to meet its general business solvency margin it must, within 30 days after becoming aware of that failure or having reason to believe that such failure has occurred, file with the BMA a written report containing particulars of the circumstances leading to the failure and of the manner and time within which it intends to rectify the failure; (3) Primus Re is prohibited from declaring or paying any dividends at any time it is in breach of its general business solvency margin or the required minimum liquidity ratio, or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio, and if it has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, Primus Re will be prohibited, without the approval of the BMA, from declaring or paying any dividends during the next financial year; and (4) Primus Re is prohibited, without the prior approval of the BMA, from reducing by 15% or more its total statutory capital (which includes contributed surplus, paid in capital and share premium) as set out in its previous year's financial statements. Primus Re is required annually to file statutorily mandated financial statements and returns, audited by an independent auditor approved by the BMA, together with an annual loss reserve opinion of a BMA approved loss reserve specialist.

Primus Re, Ltd. Act 2000. Primus Re has obtained private Bermuda legislation, entitled the "Primus Re, Ltd. Act 2000," or the Private Act, from the Bermuda Legislature that enables it to operate separate accounts (as defined in the Private Act), subject to the provisions of the Private Act. The expected result is that the assets of one separate account are protected from the liabilities of other accounts, with the result that only the assets of a particular separate account may be applied to the liabilities of that separate account. Pursuant to the Private Act, the assets and liabilities of a separate account are treated as a separate fund from Primus Re's own general assets and liabilities or the assets and liabilities arising from any other separate accounts and, in an insolvency proceeding pursuant to Bermuda law, it is expected that a liquidator will be bound to respect the sanctity of such separate accounts. There are no Bermuda court decisions on the efficacy of separate accounts.

Competition

The business of selling credit protection in the form of credit swaps is highly competitive. Major sellers of credit protection include banks, insurance companies and investment managers, including hedge funds. Competition is based on many factors, including the general reputation, service and perceived financial strength of the protection seller, the pricing of the credit swap protection (*i.e.*, the premium to be paid by the protection buyer for the credit swap) and other terms and conditions of the credit swap.

Primus Financial is a CDPC that was formed to be a seller of credit protection. We believe Primus Financial is well positioned to compete in the credit swap market with its AAA/Aaa ratings and buy and hold strategy. During 2007, new CDPC's were formed and we understand obtained AAA/Aaa credit ratings. At this time, we do not believe these CDPC's will have any material impact on Primus Financial's ability to compete in the credit protection market.

The market for asset management services is also highly competitive with low barriers to entry. Many participants in the asset management business are large financial institutions and asset management companies. Despite the greater asset base and size of these competitors, we believe Primus Asset Management is well positioned as a conservative asset manager.

Counterparty Credit Ratings

Ratings by independent rating agencies are an important factor in participating in the credit swap market and are important to our ability to sell credit swaps. S&P maintains a letter scale rating system ranging from "AAA" ("extremely strong") to "CC" ("currently highly vulnerable"). Moody's maintains a letter scale rating system ranging from "Aaa" ("exceptional") to "C" ("lowest rated").

Primus Financial, as a swap counterparty, has been rated "AAA" ("extremely strong") by S&P, which is the highest of twenty-one rating levels, and "Aaa" ("exceptional") by Moody's, which is also the highest of twenty-one rating levels. These ratings reflect S&P's and Moody's opinions of Primus Financial's ability to pay a counterparty upon a defined credit event.

Capital

We have grown our capital resources over a number of years through the issuance of common equity and long-term debt by Primus Guaranty and from the issuance of long-term debt and perpetual preferred securities by Primus Financial. The cash derived from these issuances has been supplemented by the retention of cash earnings in the period since we have been in business.

Primus Debt and Preferred Securities Credit Ratings

Primus Financial issued $100 million of perpetual preferred securities on December 19, 2002. These preferred securities were placed into a Trust, which in turn issued money market custodial receipts in the auction rate market and have a A/A2 rating from S&P and Moody's, respectively.

Primus Financial issued $75 million of subordinated deferrable interest notes on July 23, 2004, which mature in July 2034. These subordinated deferrable interest notes issued in the auction rate market, have a AAA/Aaa rating from S&P and Moody's, respectively.

Primus Financial issued $125 million of subordinated deferrable interest notes on December 19, 2005, which mature in June 2021. These subordinated deferrable interest notes issued in the auction rate market, have a AA/Aa2 rating from S&P and Moody's, respectively.

Primus Guaranty completed an offering of $125 million, 7% senior notes on December 27, 2006, which mature in December 2036. These senior notes have a BBB+/Baa1 senior debt rating from S&P and Moody's, respectively and are quoted on the NYSE, under the symbol "PRD."

Beginning in August 2007, there was limited investor demand for our preferred securities and our subordinated deferrable interest notes issued in the auction rate market. As a result of the insufficient demand, the auctions did not clear and the rates on these preferred securities and deferrable notes were set at the maximum spread rates, as specified in the respective security agreements. These maximum rates are subject to increase if the credit ratings on these securities are downgraded.

Employees

As of December 31, 2007, we had 58 employees. None of our employees is party to a collective bargaining agreement or represented by any labor organization. We consider our relations with our employees to be good.

Additional Information

We make available, free of charge, access to our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Section 16(a) filings, our Proxy Statement, and all amendments to those reports as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission, or SEC, through our home page at *www.primusguaranty.com*.

As required by Section 303A.12(a) of the New York Stock Exchange Corporate Government Standards, our Chief Executive Officer has filed the required certification.

TAX CONSIDERATIONS

The following summary of the taxation of holders of common shares of Primus Guaranty and the taxation of Primus Guaranty and its subsidiaries describes the material Bermuda and United States federal income tax considerations as of the date of this document. The summary is for general information only and does not purport to be a complete analysis or listing of all tax considerations that may be applicable, nor does it address the effect of any potentially applicable United States state or local tax laws, or the tax laws of any jurisdiction outside the United States or Bermuda. The tax treatment of a holder of common shares for United States federal, state, local, and non-United States tax purposes may vary depending on the holder's particular status. Legislative, judicial, or administrative changes may be forthcoming, including changes that could have a retroactive effect that could affect this summary. Primus Guaranty does not intend to seek a tax ruling with respect to any of the issues described below. All statements herein, with respect to facts, determinations, or conclusions relating to the business or activities of Primus Guaranty and its subsidiaries, have been provided by us. All references in the following summary with regard to Bermuda taxation to Primus Guaranty do not include its combined operations.

Prospective investors are urged to consult their own tax advisors concerning their particular circumstances and the United States federal, state, local, and non-United States tax consequences to them of owning and disposing of our common shares.

Taxation of Shareholders

Bermuda Taxation

Under current Bermuda law, dividends paid by Primus Guaranty to holders of common shares will not be subject to Bermuda withholding tax.

United States Taxation

Except as noted in this sentence, the following summary addresses the material United States federal income tax consequences with respect to common shares held as capital assets and does not deal with the tax consequences applicable to all categories of investors, some of which (such as broker-dealers; banks; insurance companies; tax-exempt entities; investors who own, or are deemed to own, 10% or more of the total combined voting power or value of Primus Guaranty; investors who hold or will hold common shares as part of hedging or conversion transactions; investors subject to the United States federal alternative minimum tax; investors that have a principal place of business or "tax home" outside the United States; and investors whose functional currency is not the United States dollar) may be subject to special rules. Prospective investors in common shares are advised to consult their own tax advisors with respect to their particular circumstances and with respect to the effects of United States federal, state, local, or other countries' tax laws to which they may be subject.

United States Holders

Except as noted in the first sentence of the preceding paragraph, the following discussion summarizes the material United States federal income tax consequences relating to the ownership and disposition of our common shares by a beneficial owner thereof that is for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

As discussed in greater detail below under "—Passive Foreign Investment Companies" and "Taxation of Primus Guaranty and its Subsidiaries—United States Taxation—Primus Guaranty, Primus Bermuda, Primus Financial, PGUK, PRS Trading Strategies and Harrier," subject to the limitations and caveats described below, we believe that (1) neither Primus Guaranty nor

Primus Bermuda should be treated as engaged in a trade or business within the United States and (2) Primus Guaranty and Primus Bermuda should be and continue to be passive foreign investment companies, or PFICs, for United States federal income tax purposes. This discussion assumes both of these conclusions, unless otherwise stated.

Passive Foreign Investment Companies. Special and adverse United States federal income tax rules apply to shareholders who are direct or indirect owners of foreign corporations that are PFICs. In general, a foreign corporation will be a PFIC if 75% or more of its gross income constitutes "passive income" or 50% or more of its assets produce passive income. Various rules require that a foreign corporation look through its ownership interest in lower-tier subsidiaries in determining whether it satisfies the "asset" or the "income" test. Based on the operations, assets and income of our entire group, and in particular the operations, assets and income of Primus Financial, PRS Trading Strategies and Harrier, Primus Guaranty believes that both Primus Guaranty and Primus Bermuda should satisfy either or both of the "income" or "asset" tests and as a result should be and continue to be PFICs. If it were determined that Primus Financial's activities with respect to credit swaps constituted a United States trade or business, Primus Guaranty and Primus Bermuda might as a result not be PFICs.

Holders of common shares are urged to consult with their tax advisors as to the tax consequences of holding shares directly and indirectly (in the case of Primus Bermuda) of PFICs and the possible advisability of electing to have each of Primus Guaranty and Primus Bermuda treated as a "qualified electing fund," or QEF, or of making a mark-to-market election with respect to Primus Guaranty.

If Primus Guaranty and Primus Bermuda are treated as PFICs during your holding period and you have not made a QEF election or a mark-to-market election (as described below) with respect to each of Primus Guaranty and Primus Bermuda, you will be subject to the following adverse tax consequences. Upon a disposition of common shares of Primus Guaranty (or the sale of Primus Bermuda shares by Primus Guaranty), including, under certain circumstances, pursuant to an otherwise tax-free transaction, gain recognized by you would be allocated ratably over your holding period for the common shares. The amounts allocated to the taxable year of the sale or other exchange would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest marginal federal income tax rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts. Further, any distribution in respect of common shares of Primus Guaranty (or to Primus Guaranty in respect of shares of Primus Bermuda) will be taxed as above if the amount of the distribution is more than 125% of the average distribution with respect to the common shares received by you (or by Primus Guaranty in the case of a distribution in respect of Primus Bermuda shares) during the preceding three years or your holding period, whichever is shorter. Distributions by a PFIC are not eligible for the reduced tax rate of 15% that applies to certain dividends paid to non-corporate United States shareholders.

If Primus Guaranty and Primus Bermuda are PFICs and you do not make a QEF election or a mark-to-market election (as described below) at the time you purchase the common shares, the corporations will continue to be treated as PFICs with respect to the common shares held directly or indirectly by you, even if they subsequently cease to qualify as PFICs, unless an election as described below is made to "purge" the PFIC taint. A "purging" election would itself accelerate PFIC tax treatment but would avoid PFIC tax treatment for subsequent years when Primus Guaranty and Primus Bermuda are not PFICs and for years in which a QEF election as discussed below is in effect. Different methods of "purging" the PFIC taint are available depending on whether the corporation is a PFIC at the time the election is made and certain other facts.

Under the Internal Revenue Code of 1986, as amended, or the Code, a direct or indirect shareholder of a PFIC may elect to have the PFIC treated as a qualified electing fund with respect to such shareholder (a QEF election). If during your holding period you have always had a QEF election in effect for both Primus Guaranty and Primus Bermuda while they were PFICs, you will not be subject to the PFIC tax treatment described in the preceding paragraphs. Instead, you will be required to include in your income each year your pro rata share of their capital gain and ordinary earnings for that year, and any excess obtained with respect to the common shares by disposition is generally treated as capital gain. If you make the election, your basis in your PFIC shares will be increased by the earnings included in gross income and decreased by a distribution to the extent of previously taxed amounts. For this purpose, a corporation owning an interest in an entity which is a partnership for United States federal income tax purposes, such as Primus Bermuda owning an interest in Primus Financial, would be allocated the share of the capital gain and ordinary earnings of the partnership attributable to the interest it owns. Thus, if you make a QEF election with respect to Primus Bermuda, as well as Primus Guaranty, you will be required to include a portion of the capital gain and ordinary income of Primus Financial in your income. As a result, you may be subject to current tax based on the income of Primus Guaranty or Primus Bermuda without any distribution of cash to enable such tax to be paid. If you have made a QEF election for both Primus Guaranty and Primus Bermuda, you may elect to defer the payment of the tax on such income items, subject to an interest charge, until the corresponding amounts are distributed, or until you dispose of your common shares.

As discussed in more detail below, we have determined that the credit swaps sold by Primus Financial, and the credit swaps bought and sold by PRS Trading and Harrier, are best treated as the sale or purchase of options for United States federal income tax purposes. Accordingly, Primus Financial will recognize income or loss as a protection seller, and PRS Trading and Harrier will recognize income or loss as a protection seller or buyer, only upon default or expiration of the credit swaps. There is no definitive authority in support of the treatment by each of Primus Financial, PRS Trading and Harrier of its credit swaps as options for United States federal income tax purposes, and we do not intend to seek a ruling from the Internal Revenue Service, or IRS, on this point. In addition, the IRS has been studying the treatment of derivative transactions generally, including credit swaps and has issued a notice requesting submissions from taxpayers regarding the manner in which they conduct their credit swap activities and indicating that the United States Department of the Treasury and the IRS are contemplating issuing specific guidance in this area. No assurance can be given as to whether or when such guidance may be issued, whether it would be applied retroactively or whether it will be adverse to Primus Financial. The notice describes numerous potential alternative characterizations of credit swaps, including a characterization consistent with the treatment adopted by Primus Financial and other characterizations that would have adverse tax consequences for Primus Financial. If the IRS were to assert successfully that the credit swaps sold by Primus Financial should be treated other than as the sale of options, the timing of the income recognized by Primus Financial could be accelerated, which would accelerate the inclusion of taxable income by you if you make QEF elections. In addition, because the option treatment adopted by Primus Financial for the tax treatment of credit swaps differs from the treatment used for financial accounting purposes, the amount of taxable income that you would include in a particular year as a result of a QEF election may differ significantly from, and in particular years may be significantly greater than, the amount that you would have included were taxable income calculated in the manner used for financial accounting purposes.

Primus Guaranty intends to comply, and to cause Primus Bermuda to comply, with all record-keeping, reporting and other requirements so that you may maintain a QEF election with respect to Primus Guaranty and Primus Bermuda. If you desire to make and maintain a QEF election, you may contact us for the PFIC annual information statement, which may be used to complete your annual QEF election filings. You may also obtain this information on our website at *http://www.primusguaranty.com.* You will need to rely on the information provided by us in the annual information statement in preparing your income tax filings.

A QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A QEF election is made by attaching a completed IRS Form 8621 (using the information provided in the PFIC annual information statement) to your timely filed United States federal income tax return. Even if a QEF election is not made, you must file a completed IRS Form 8621 every year.

Alternatively, if shares of a PFIC are "regularly traded" on a "qualified exchange" (which includes certain United States exchanges and other exchanges designated by the United States Treasury Department), or marketable shares, a United States holder of such shares may make a mark-to-market election. In general, a class of shares is treated as regularly traded for a calendar year if it is traded, other than in de minimis amounts, for at least 15 days during each calendar year quarter. The common shares of Primus Guaranty trade on the NYSE, a "qualified exchange," and it is anticipated that they qualify as "regularly traded" on that exchange for this purpose, although there can be no assurance that they actually so qualify.

If you make a valid mark-to-market election with respect to Primus Guaranty, you will not be subject to the PFIC rules described above with respect to Primus Guaranty, and instead will include each year in ordinary income the excess, if any, of the fair market value of its PFIC shares at the end of the taxable year over its adjusted basis in such shares. The excess, if any, of the adjusted basis over the fair market value at the end of the taxable year will be permitted as an ordinary loss (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). If you make the election, your basis in your PFIC shares will be adjusted to reflect any such income or loss amounts.

Even if the common shares of Primus Guaranty qualify as "marketable shares" for this purpose, the shares of Primus Bermuda, which is expected to be a PFIC, will not be "marketable shares" for these purposes. There is no authority on how a mark-to-market election for a corporation which is a PFIC affects that holders' treatment of a subsidiary of that corporation which is also a PFIC. If you make a mark-to-market election with respect to Primus Guaranty, you may continue to be subject to PFIC tax treatment with respect to Primus Bermuda, in the absence of a QEF election with respect to Primus Bermuda, and to additional inclusions of taxable income, if such a QEF election is made. You should consult your tax advisor as to the possibility of making a QEF election with respect to your indirect ownership of the shares of Primus Bermuda, which shares will not qualify as "marketable shares."

You are urged to consult with your tax advisors regarding the likely classification of Primus Guaranty and Primus Bermuda as PFICs and the advisability of making QEF elections with respect to Primus Guaranty and Primus Bermuda.

Alternative Characterizations. If Primus Guaranty and Primus Bermuda were not PFICs, distributions with respect to the common shares would be treated as ordinary dividend income to the extent of Primus Guaranty's current or accumulated earnings and profits as determined for United States federal income tax purposes. Dividends paid by Primus Guaranty to United States corporations are not eligible for the dividends-received deduction and dividends paid on its common shares to non-corporate United States shareholders would be eligible for the reduced tax on dividends at a maximum rate of 15%, as our common shares are listed on the NYSE and therefore readily tradeable on an established securities market in the United States for purposes of Section 1(h)(11) of the Code. Distributions in excess of Primus Guaranty's current and accumulated earnings and profits would first be applied to reduce your tax basis in the common shares, and any amounts distributed in excess of such tax basis would be treated as gain from the sale or exchange of the common shares.

If Primus Guaranty and Primus Bermuda were not PFICs, you would, upon the sale or exchange of common shares, generally recognize gain or loss for federal income tax purposes equal to the excess of the amount realized upon such sale or exchange over your federal income tax basis for such common shares. Such long-term capital gain is currently generally subject to a reduced rate of United States federal income tax if recognized by non-corporate United States holders, which rate is currently a maximum of 15% for years prior to 2011. Limitations apply to the deduction of capital losses.

Non-United States Holders

Subject to certain exceptions, persons that are not United States persons will be subject to United States federal income tax on dividend distributions with respect to, and gain realized from, the sale or exchange of common shares only if such dividends or gains are effectively connected with the conduct of a trade or business within the United States.

Taxation of Primus Guaranty and Its Subsidiaries

Bermuda Taxation

Primus Guaranty, Primus Bermuda and Primus Re. Each of Primus Guaranty, Primus Bermuda and Primus Re has received an assurance under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, or the Tax Protection Act, to the effect that in the event of any legislation imposing tax computed on profits or income, or computed on any capital asset, gain, or appreciation, or any tax in the nature of estate duty or inheritance tax being enacted in Bermuda, then the imposition of any such tax shall not be applicable to Primus Guaranty, Primus Bermuda or Primus Re, or to any of their operations, or the shares, debentures, or other obligations of Primus Guaranty, Primus Bermuda and Primus Re until March 28, 2016. This assurance does not prevent the application of any such tax or duty to such persons who are ordinarily resident in Bermuda or the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 of Bermuda or otherwise payable in relation to the property leased to Primus Guaranty, Primus Bermuda or Primus Re. Primus Re is required to pay annual insurance license fees, and each of Primus Guaranty, Primus Bermuda and Primus Re is required to pay certain annual Bermuda government fees. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax to the Bermuda government. Currently, there is no Bermuda withholding tax on dividends paid by Primus Guaranty, Primus Bermuda or Primus Re.

United States Taxation

Primus Guaranty, Primus Bermuda, Primus Financial, PGUK, PRS Trading Strategies and Harrier. Based on how Primus Guaranty and Primus Bermuda operate and will continue to operate their businesses, Primus Guaranty believes that Primus Guaranty and Primus Bermuda should not be treated as engaged in a trade or business within the United States. Primus Guaranty also believes that Primus Guaranty should not be treated as engaged in a United States trade or business through its ownership interest in PRS Trading Strategies or Harrier and that Primus Bermuda should not be treated as engaged in a United States trade or business through its ownership interest in PGUK or its indirect ownership interest in Primus Financial. In reaching this view, Primus Guaranty has concluded that, although the matter is not free from doubt and there is no governing authority on the point, Primus Financial's activity of selling credit swaps, and PRS Trading Strategies' and Harrier's activity of buying and selling credit swaps, respectively, together with its other activities (including in the case of PRS Trading Strategies and Harrier, the acquisition, holding and disposition of direct or derivative interests in debt instruments), are best viewed as transactions in securities or commodities as an investor or trader (rather than as a dealer or as part of a financing business) for Primus Financial's, PRS Trading Strategies' and Harrier's own account, respectively, in the United States under Section 864(b)(2) of the Code, and thus PRS Trading Strategies and Harrier (and thus Primus Guaranty, with respect to which PRS Trading Strategies and Harrier are disregarded entities for United States federal income tax purposes) and Primus Financial (and Primus Bermuda, as a non-United States partner in Primus Financial for United States federal income tax purposes) should not be viewed as engaged in a United States trade or business. In reaching this conclusion, Primus Guaranty is relying on statements by the IRS that taxpayers engaged in derivative transactions may take any reasonable position pending the adoption of final regulations regarding the treatment of derivative transactions for purposes of Section 864(b)(2) of the Code. These IRS statements do not have the force of Code provisions or adopted regulations and may be revoked or amended retroactively, subject only to review for abuse of discretion. Because the determination of whether a foreign corporation is engaged in a trade or business in the United States is inherently factual and there are no definitive standards for making such determination, and the treatment in particular of credit swaps and Primus Financial's, PRS Trading Strategies' and Harrier's current and anticipated activities is unsettled, there can be no assurance that the IRS will not contend successfully that Primus Guaranty, Primus Bermuda, Primus Financial, PRS Trading Strategies or Harrier is engaged in a trade or business in the United States.

If the IRS successfully asserts that Primus Guaranty (either directly or through its interest in PRS Trading Strategies or its interest in Harrier) or Primus Bermuda (either directly or through its interest in Primus Financial or its interest in PGUK, which has elected to be treated as a disregarded entity, or branch, of Primus Bermuda for United States federal income tax purposes) is engaged in a trade or business in the United States, it will be subject to United States federal income tax, as well as, potentially, the branch profits tax, on its net income that is effectively connected with the conduct of the trade or business, unless the corporation is entitled to relief under an income tax treaty. Such income tax would be imposed on effectively connected net income, which is computed in a manner generally analogous to that applied to the net income of a domestic corporation. However, if a foreign corporation does not timely file a United States federal income tax return, even if its failure to do so is based upon a good faith determination that it was not engaged in a trade or business in the United States, it is not entitled to deductions and credits allocable to its effectively connected income. Moreover, penalties may be assessed for failure to file such tax returns. Primus Guaranty and Primus Bermuda file "protective" United States federal income tax returns so that if they are held to be engaged in a trade or business in the United States, they would be allowed to deduct expenses and utilize credits allocable to income determined to be effectively connected with such trade or business and would not be subject to a failure to file penalty.

The maximum United States corporate income tax rate currently is 35% for a corporation's effectively connected net income. In addition, if Primus Financial is found to be engaged in a United States trade or business, as a partnership for United States federal income tax purposes, it will be required to perform United States federal income tax withholding, at the rate of 35%, in respect of Primus Bermuda's allocable share of Primus Financial's income that is effectively connected with such United States trade or business under Section 1446 of the Code, regardless of whether distributions are actually made by Primus Financial to Primus Bermuda or Primus Group Holdings. In such a circumstance, Primus Bermuda, will be entitled to credit any such withholding tax against its liability for United States federal income tax.

The United States branch profits tax rate currently is 30%, subject to reduction by applicable tax treaties. The branch profits tax, which is based on net income after subtracting the regular corporate tax and making certain other adjustments, is imposed on the amount of net income deemed to have been withdrawn from the United States. If Primus Financial, or PRS Trading Strategies or Harrier, is found to be engaged in a United States trade or business, and as a result the United States branch profits tax applies to Primus Bermuda, or Primus Guaranty, the branch profits tax may be imposed at a rate of 30%.

As discussed above, we have determined that the credit swaps sold by Primus Financial, and bought and sold by PRS Trading Strategies and Harrier, are best treated as the sale (or purchase, in the case of PRS Trading Strategies and Harrier) of options for United States federal income tax purposes, such that Primus Financial, PRS Trading Strategies and Harrier will recognize income or loss as a protection seller or buyer only upon default or expiration of the credit swaps. There is no definitive authority in support of the treatment by each of Primus Financial, PRS Trading Strategies and Harrier of its credit swaps as options for United States federal income tax purposes. We do not intend to seek a ruling from the IRS on this point. In addition, the IRS has been studying the treatment of derivative transactions generally, including credit swaps and has recently issued a notice requesting submissions from taxpayers regarding the manner in which they conduct their credit swap activities and indicating that the United States Department of the Treasury and the IRS are contemplating issuing specific guidance in this area. No assurance can be given as to whether or when such guidance may be issued, whether it would be applied retroactively or whether it will be adverse to Primus Financial, PRS Trading Strategies and Harrier. The notice describes numerous potential alternative characterizations of credit swaps, including a characterization consistent with the treatment adopted by Primus Financial, PRS Trading Strategies and Harrier, and other characterizations that would have adverse tax consequences for Primus Financial, PRS Trading Strategies and Harrier. If the IRS were to assert successfully that the credit swaps sold by Primus Financial, and bought and sold by PRS Trading Strategies and Harrier, should be treated other than as an option, (i) the timing of the income recognized by Primus Financial, PRS Trading Strategies and Harrier could be accelerated,

(ii) the character of this income could be altered and (iii) Primus Bermuda and Primus Guaranty, as non-United States persons, could be subject to United States income or withholding tax at the rate of 30% on its FDAP income (discussed below). In addition, were these changes in character to apply and were Primus Bermuda (through its investment in Primus Financial) and Primus Guaranty (through its investment in PRS Trading Strategies or Harrier) found to be engaged in a United States trade or business, Primus Bermuda's and Primus Guaranty's recognition of taxable income would be accelerated.

A foreign corporation not engaged in a trade or business in the United States is generally subject to United States income tax at the rate of 30% on its "fixed or determinable annual or periodic gains, profits and income," or FDAP income, derived from sources within the United States (for example, dividends and certain interest income). Thus, even if Primus Guaranty and Primus Bermuda are not engaged in a trade or business in the United States, they could be subject to the 30% tax on certain FDAP income, depending upon the types of instruments in which they invest. Premium income from credit swap sales does not constitute FDAP income, assuming as discussed above that the credit swaps sold by Primus Financial, PRS Trading Strategies and Harrier are treated as the sale of options for United States federal income tax purposes.

The above analysis generally assumes that Primus Financial is and continues to be a partnership other than a publicly traded partnership for United States federal income tax purposes. Generally, a partnership with fewer than 100 partners at all times is treated as a partnership that is not a publicly traded partnership. Because of restrictions on the ownership composition of Primus Financial, we believe that Primus Financial is not and will not become a publicly traded partnership and thus will not be required to pay United States federal income tax on its income. However, there can be no assurance that Primus Financial is not or will not become a publicly traded partnership, which could have a materially adverse effect on our financial condition and results of operations. Were Primus Financial to be a publicly-traded partnership for United States federal income tax purposes, it could be required to pay United States federal income tax on its income (without regard to whether it is engaged in a United States trade or business), instead of passing through its income and loss to its partners, and it will be required to perform United States federal income tax withholding, at the rate of 30%, in respect of amounts paid to Primus Bermuda.

Primus Asset Management. Primus Asset Management is a United States corporation which owns 100% of the shares of Primus Re and is owned by Primus Bermuda through Primus Group Holdings, a disregarded entity for United States federal income tax purposes. Primus Asset Management is expected to be subject to United States federal income tax on a net basis on its income. At present the principal activity of Primus Asset Management is providing management services to Primus Guaranty and its subsidiaries, principally Primus Financial, under a services agreement. Beginning in 2004, Primus Asset Management has entered into agreements to act as a portfolio manager for third parties.

Primus Asset Management has reported on its United States federal income tax returns a net operating loss carryforward and other tax attributes reflecting various items of loss and deduction, including with respect to predecessor companies. Various restrictions may apply to these tax attributes, including under Section 382 of the Code, and no assurance can be given that the availability of some or all of these tax attributes will not be successfully challenged by the IRS.

Any dividends paid by Primus Asset Management to Primus Bermuda through Primus Group Holdings from its earnings or from distributions received from Primus Re, will be subject to United States federal income tax withholding at a rate of 30%.

Primus Re. Primus Re has to date conducted only limited operations. Depending on the nature of Primus Re's operations, it may be treated as an insurance company, in which case it may elect under Section 953(d) of the Code to be treated as a United States corporation for United States federal income tax purposes, or as engaged in investment activities, which could require the inclusion of taxable income by its parent, Primus Asset Management, each year. In addition, if Primus Re is treated for United States federal income tax purposes as an insurance company and a non-United States person, United States insurance excise tax could apply to premiums it receives with respect to its policies covering United States risks.

Personal Holding Company Tax and Accumulated Earnings Tax. A personal holding company tax is imposed at a current rate of 15% on the undistributed personal holding company income (subject to certain adjustments) of a personal holding company. The accumulated earnings tax is imposed on corporations (including foreign corporations with direct or indirect shareholders subject to United States tax) that accumulate earnings in excess of the reasonably anticipated needs of the business, generally at a current rate of 15% on a corporation's excess accumulated earnings. These taxes only apply in certain circumstances, but, in any case, neither tax applies to a corporation that is a PFIC. Because Primus Guaranty and Primus Bermuda likely are and will continue to be PFICs, these taxes should not apply to them.

Backup Withholding. Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to backup withholding unless you (i) are a corporation or come within certain other exempt categories and, when required, demonstrate this fact, or (ii) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax and may be credited against your regular United States federal income tax liability.

Item 1A. Risk Factors

Risks Related to our Business and Operations

We are experiencing unusual conditions in the global credit markets which create a greater level of risk to our business.

Currently, we are experiencing very unusual conditions in the global credit markets. These conditions are characterized by greater volatility, less liquidity, wider credit spreads, a lack of price transparency and a flight to quality among others. Initially, these conditions were triggered by deteriorating conditions in the subprime mortgage market including higher than expected delinquencies. This has now spread beyond the subprime mortgage market to a broader market contagion impacting a number of financial markets, global financial institutions and certain rating dependent investment vehicles. The deteriorating market environment has resulted in significant reductions in the market values of several asset classes and changes in the criteria applied by the rating agencies in determining expected losses for certain asset classes, particularly asset-backed securities referencing subprime mortgages. A number of financial institutions have been forced to raise large amounts of new capital at very expensive levels. Additionally, a number of financial institutions and financial guaranty companies have experienced rating downgrades with a negative outlook. The market illiquidity and unwillingness of investors to make investments in certain short-term debt instruments has resulted in the liquidation of certain ratings dependent market value investment companies, particularly structured investment vehicles. It is difficult to predict how long these conditions may continue. If these conditions persist or worsen during the remainder of 2008, the company may face a very challenging business environment in terms of the potential for higher risk of default by reference entities, our ability to grow our business, raise capital or access counterparty capacity.

General economic and market factors may materially adversely affect our loss experience, the demand for our services and our financial results.

In addition to the risks presented by the current conditions in the global credit markets, we could incur losses due to adverse changes in overall economic and market conditions. Changes in these conditions may include extended economic downturns, business failures, interest rate changes or volatility, credit spread volatility, capital markets volatility or changes in investor or counterparty perception about the value of credit derivatives or the credit markets in general, or a combination of any of such factors. Further, the market for the sale of credit protection using credit default swaps and, consequently, related premiums are affected by a number of economic and market factors not within our control. The occurrence of credit events with respect to Reference Entities, such as bankruptcy or the failure to pay indebtedness, for instance, may be caused by cyclicality of the economy, in general, or cyclicality within the industry or geographic location of the Reference Entity.

The failure to manage effectively the risk of credit losses could have a material adverse effect on our financial condition, results of operations and credit ratings.

We cannot assure you that any of the loss mitigation methods we use in managing our credit swap portfolio will be effective. If, for example, multiple credit defaults or other defined credit events that exceed our expectations occur within a short time period, the payments we would be required to make under the related credit swaps could materially and adversely affect our financial condition, results of operations and credit ratings. Moreover, even though we may identify a heightened risk of default with respect to a particular Reference Entity, our ability to limit our losses, through hedging or terminating the credit swap, before a default or other defined credit event actually occurs could be limited by conditions of inadequate liquidity in the credit swap market or conditions which render terminations or hedging economically impractical. As we assume other types of exposure, such as credit swaps referencing obligations of Reference Entities that are below investment grade and credit swaps on ABS, we may not have access to the same or similar loss limitation methods. There can be no assurance that we will be able to manage higher risks of credit losses effectively or that any of our loss mitigation methods will be effective in any of these new areas. On January 30, 2008, Primus Financial experienced a defined credit event for credit swaps sold on ABS, due to a downgrade to CCC (S&P) or below of the underlying ABS securities. See Subsequent Event—2008 caption in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for further discussion.

Primus Financial's operating guidelines and S&P's and Moody's capital requirements are subject to change and may limit our growth. Additionally, a decline in our current counterparty credit ratings from S&P and Moody's would likely have a material adverse impact on our credit swap business and cause our revenues and earnings to decrease.

Primus Financial has "AAA" and "Aaa" counterparty ratings from S&P and Moody's respectively. These ratings are crucial in supporting the growth of Primus Financial's business. In order to obtain and maintain its counterparty credit ratings, Primus Financial has adopted operating guidelines, the terms of which have been agreed upon with S&P and Moody's. We cannot assure you that S&P and Moody's will not require changes to Primus Financial's operating guidelines or that, if such changes are made, Primus Financial will be able to comply with them. For example, if S&P or Moody's were to require Primus Financial to maintain additional capital to retain its AAA/Aaa ratings, we cannot be certain that we could raise additional capital when needed. Moreover, if Primus Financial suffers losses to such an extent that it is not in compliance with the capital criteria of its operating guidelines and it is not able to cure the capital deficiency in a timely manner, its operating guidelines require it to cease entering into new credit swaps (except for limited hedging transactions, as described in the operating guidelines). If the foregoing occurs, S&P or Moody's could reduce or withdraw their "AAA/Aaa" credit ratings of Primus Financial which, in turn, would likely have a material adverse effect on our credit swap business and our financial performance.

We may require additional capital in the future which may not be available on favorable terms or at all.

If we require additional capital, we may need to raise funds through financings or curtail our growth and reduce our assets. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. Further, rating agencies could change their criteria relating to the ratings of debt instruments making it extremely difficult for us to raise capital at an economically feasible cost. If we cannot obtain adequate capital, our business, results of operations and financial condition could be adversely affected. Our ability to raise capital is highly dependent upon the conditions of the capital markets among other things. The current credit market contagion has adversely impacted the capital markets, there is no assurance that we will be able to raise additional capital in the immediate future.

We are dependent upon counterparties' perception of our creditworthiness and their willingness to transact with us.

In establishing relationships, Primus Financial's counterparties generally analyze our financial condition prior to entering into a credit swap, establish credit limits, and monitor the appropriateness of these limits on an ongoing basis in order to limit their risk that Primus Financial will not be able to meet its obligations. Once a counterparty reaches its credit exposure limit to Primus Financial, the counterparty will likely not enter into any additional transactions with Primus Financial until the counterparty's credit limit is increased. In the event these counterparty credit limits are not increased or decrease as credit swaps between Primus Financial and the counterparty runoff and are not replaced, our financial performance could suffer. The growth of our credit protection business will be materially impacted if we cannot maintain and increase the lines of credit with our existing counterparties or increase the number of counterparties willing to contract with us, or a combination of both. In the future, additional counterparties may require collateral to be posted, which may restrict the number of counterparties available to Primus Financial.

In addition, while there are buyers of credit swaps, such as our existing counterparties, that do not require us to post collateral, there are some buyers, including a small number of the leading participants in the credit swap market, that require even the highest rated counterparties from which they purchase credit swaps to post collateral. Under its operating guidelines, Primus Financial cannot enter into credit swaps with any counterparty that would require it to post collateral nor can it provide any ratings triggers, which upon a downgrade would provide for collateral. There is no assurance that, in the future, counterparties will require collateral, thereby limiting, the counterparties available to us.

We face risks in our credit protection business from our credit swaps sold on financial intermediaries, brokers/dealers/investment houses and insurance companies.

At December 31, 2007, 13.3% of our single name credit swap portfolio in notional amounts references financial intermediaries; 2.6% references brokers/dealers/investment houses and 9.6% references insurance companies. In aggregate, these reference entities represented 25.5% in notional amounts of our total single name credit swap portfolio. As part of our portfolio of credit swaps referencing insurance companies we have sold protection on five financial guaranty companies in a total aggregate notional amount of approximately $501 million. In the current market contagion a number of the reference entities are under ratings pressure and have had to raise significant amounts of new capital. We also have exposure to a number of financial intermediaries and banks as counterparties to our credit swap agreements. If these sectors continue to suffer in the midst of the global credit crisis, we may sustain losses if credit events occur.

We depend on a limited number of key executives.

The loss of any of our key personnel, including Thomas Jasper, our chief executive officer, other directors, executive officers, or other key employees, many of whom have long-standing relationships with our counterparties, could have a material adverse effect on us. As our business develops and expands, we believe that our success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. We cannot assure you that we will continue to be able to employ key personnel or that we will be able to attract and retain qualified personnel in the future. We do not have "key person" life insurance to cover our executive officers. We do not have employment contracts with all of our executive officers and key employees. Failure to retain or attract key personnel could have a material adverse effect on us.

Our financial results depend on certain market conditions and growth in the credit swap market, which are not within our control.

Our financial results depend to a significant degree upon the premiums that we receive on credit swaps in our portfolio. Historically, these premiums are agreed upon at origination of the swap and generally reflect the market credit swap premium levels prevalent at the time the swap is written. Market premium levels are a function of a variety of factors that we do not control, including changes in the overall economy, supply and demand conditions in the credit swap market and other factors affecting the corporate credit markets in general. In addition, there can be no assurance that the credit swap market will continue to grow as it has historically, or at all, or that it will not decline. Any such decline could have a material adverse effect on our business and financial condition.

Variations in market credit swap premium levels could cause our U.S. GAAP earnings to be volatile.

Any event causing market credit swap premium levels to widen or tighten significantly on underlying Reference Entities in our portfolio will affect the fair value of related credit swaps and may increase the volatility of our financial results reported under U.S. generally accepted accounting principles, or U.S. GAAP. In accordance with U.S. GAAP, we are required to report credit swaps at their fair value, with changes in fair value during periods recorded as unrealized gains or losses in our consolidated statements of operations. The principal determinant of the fair value of a credit swap is the prevailing market premium associated with the underlying Reference Entity at the time the valuation is derived. Generally, valuations for our credit swaps in our portfolio rely upon market pricing quotations from dealers and third party pricing providers. We cannot assure there will be a broadly based and liquid market to provide reliable market quotations in the future, particularly in circumstances where there is abnormal volatility or lack of liquidity in the market. Common events that may cause our credit swap premiums to fluctuate include changes in national or regional economic conditions, industry cyclicality, credit events within an industry, changes in a Reference Entity's operating results, credit rating, cost of funds, management or any other factors leading investors to revise expectations about a Reference Entity's ability to pay principal and interest on its debt obligations when due. Volatility in our reported U.S. GAAP earnings may cause our share price to fluctuate significantly.

Certain of our principal shareholders have the ability to exercise significant influence on our business.

At December 31, 2007, our principal shareholders (by which we mean those institutions that owned shares prior to our initial public offering in October 2004), directors and executive officers and entities affiliated with them own approximately 49% of our outstanding common shares. As a result, these shareholders, collectively, are able to significantly influence the election of our directors, determine our corporate and management policies and determine, without the consent of our other shareholders, the outcome of any corporate action submitted to our shareholders for approval, including potential mergers, amalgamations or acquisitions, asset sales and other significant corporate transactions. These shareholders also have sufficient voting power to amend our organizational documents. We cannot assure you that the interests of our principal shareholders will coincide with the interests of other holders of our common shares. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might reduce our share price.

The commercial and investment activities of some of our principal shareholders may compete with our business.

Certain of our principal shareholders or their affiliates engage in commercial activities and enter into transactions or agreements with us or in direct or indirect competition with us. Some of our principal shareholders or their affiliates may in the future sponsor other entities engaged in the credit swap business or asset management business, some of which may compete with us. Certain of our shareholders and their affiliates have also entered into agreements with and made investments in numerous companies that may compete with us. Our shareholders may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as our principal shareholders continue to own a significant amount of our outstanding common shares, they will continue to be able to influence strongly or effectively control our business decisions.

We do not intend to pay cash dividends on our common shares for the foreseeable future.

We do not intend to pay cash dividends on our common shares for the foreseeable future. Currently we retain all available funds for use in the operation and expansion of our business.

Additionally, we are a holding company with no operations or significant assets other than our ownership of all of our subsidiaries. There are certain restrictions on Primus Financial contained in its operating guidelines, which may affect its ability to pay dividends in future years. Further, the payment of dividends and making of distributions by each of Primus Guaranty, Primus Bermuda and Primus Re is limited under Bermuda law and regulations. Any determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our board of directors deems relevant.

We may not be able to continue to compete in the credit swap market.

The credit swap market is highly competitive. We face competition from providers of similar products, including credit swap dealers of commercial and investment banks. Many of these competitors are more established, have substantially greater resources than we do and have established ongoing relationships with market participants giving them ready and better access to the credit swap marketplace. In addition, while there are significant business obstacles to overcome in establishing a similar enterprise to ours, there are currently no regulatory impediments for any new entrants to the credit swap market. As new participants enter the credit swap market, competition may intensify. While we believe we have a number of competitive advantages over new entrants, there can be no assurance that increased competition will not have a material adverse effect on our business and financial condition.

We may fail to execute our strategy in our newer lines of business, which could impair our future financial results.

Since our initial public offering, we have added a number of new lines of business, including writing credit swaps with respect to ABS, participating in warehouse loan financing arrangements with respect to CLO transactions under our management and managing portfolios of various debt obligations including, among others, leveraged loans and high yield debt securities.

We, through Primus Financial sell credit swaps referencing ABS. ABS is a relatively new asset class for us and our experience with issuing credit default swaps against this type of fixed income security is therefore limited. Although we intend to issue credit swaps against investment grade ABS, an investment grade rating of an ABS does not guarantee that defaults and other credit events will not occur. Some of the loans collateralizing the ABS may be sub-prime mortgages, second lien mortgages or other loans that do not conform to the standards of the Federal National Mortgage Association, or Fannie Mae, the primary purchaser of residential mortgage obligations. If defaults or downgrades, were to occur with respect to the underlying reference bonds, such bonds may not be readily marketable. Moreover, credit swaps on ABS, unlike our credit swaps on corporate reference entities, include a credit event trigger based on a ratings downgrade on the underlying reference bond to CCC or below. Accordingly, in our ABS portfolios, there is an additional risk of a credit event to us, as a result of a credit rating downgrade.

In recent months there have been reports of significant increases in the default level of sub-prime and second lien mortgage loans. ABS require a different type of credit analysis, and present different types of credit risk than do the corporate debt obligations. If we fail to evaluate properly the risks posed by ABS on which we issue credit default swaps, we may incur losses which, if significant, could have a material adverse effect on our consolidated results of operations. See Subsequent Event-2008 caption in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion.

There can be no assurance that our diversification strategy will be effective or profitable.

We plan to further diversify through the development and marketing of ancillary businesses, such as asset management and, in select instances, potentially by acquisition. Each new business line may require the investment of additional capital and the significant involvement of our senior management to acquire or develop a new line of business and integrate it with our operations which would potentially place a strain on our management, other personnel, resources and systems. As a result, our business and results of operations could be materially and adversely affected. We may experience delays, regulatory impediments and other complications in implementing our diversification strategy that could reduce our profitability and ultimately cause the strategy to fail. Some of these complications may include obtaining rating agency approvals and required licenses and registrations, adapting our technology platform, hiring personnel and raising capital. There is no assurance that we will accurately anticipate resource requirements. The expansion of our asset management business may require working capital as we build teams of portfolio managers, and supporting resources, prior to receipt of asset management fees. Also, we may be expected to co-invest in vehicles we manage, possibly in a junior or first loss position, and the capital so invested may be exposed to the risk of significant losses if the vehicles perform poorly. The growth of our asset management business is highly dependent on investor demand, marketing considerations and pricing considerations, which are beyond our control. Accordingly, we can give no assurances regarding the levels of anticipated transactions. In addition if we produce poor performance on our asset management business, our management agreements could be terminated.

Our operations may become subject to increased regulation under federal and state law or existing regulations may change, which may result in administrative burdens, increased costs or other adverse consequences for us.

There can be no assurance that new legal or administrative interpretations or regulations under the United States commodities and securities laws, or other applicable legislation on the federal or state levels, or in Bermuda, or in the United Kingdom, or other applicable jurisdictions, will not result in administrative burdens, increased costs, or other adverse consequences for us. Periodically, proposals have been made in Congress to enact legislation that would increase regulation of the credit swap market. We cannot predict what restrictions any such legislation, if adopted, would impose and the effect those restrictions would have on our business. In addition, federal statutes allocate responsibility for insurance regulation to the states and state insurance regulators may seek to assert jurisdiction over our credit swaps. Again, we cannot predict what effect any such regulation would have on our business.

Credit swap buyers typically use credit swaps to manage risk and regulatory capital requirements that limit their credit exposure to a Reference Entity. Regulatory changes that modify the permissible limits of credit risk exposure, or affect the use of credit swaps to reduce risk, may have a material adverse effect on our business.

We believe that we are not required to be registered as an "investment company" under the Investment Company Act of 1940. If we are required to so register as an investment company, we would have to comply with a variety of restrictions, including limitations on our capital structure, restrictions on our investments, prohibitions on transactions with affiliates and compliance requirements that could limit our growth and increase our costs. There is no assurance that we could function effectively if we are required to register as an investment company.

Our share price may fall below the minimum share price requirements of the NYSE

Our common shares have been trading between $7.06 and $3.64 per share since the beginning of 2008. For as long as our share price remains below $5.00 per share, our common shares will not be marginable, which may reduce the liquidity of our common shares. Many institutional investors will not invest in companies whose common shares trade at less than $5.00 per share, meaning that there may be less demand for our shares as long as the trading price of our common shares remains below $5.00. This could result in further decreases in our share price. In addition, if our share price falls below the required $1.00 minimum share price requirement for stock listed on the New York Stock Exchange, or NYSE, or we fail to satisfy any other listing requirements, our common shares could be delisted from the NYSE.

We are exposed to significant credit market risk related to changes in foreign exchange rates which may adversely affect our results of operations, financial condition or cash flows.

We transact credit swaps denominated in both U.S. dollars and euros. Approximately 33% of our total credit swap portfolio of $23 billion (in notional amount) at December 31, 2007, was denominated in euros. The notional principal of the credit swap is denominated in euros and the premiums are payable in euros, therefore our credit exposure is affected by changes in the foreign exchange rate between euros and U.S. dollars. We translate euros into U.S. dollars at the current market foreign exchange rates for the purpose of recognizing credit swap premium income and the computation of fair values in our consolidated statements of operations. Changes in the exchange between euros and U.S. dollars may have an adverse affect on the fair value of credit swaps and our premium income in our consolidated statements of operations. Foreign exchange rate risk is reviewed as part of our risk management process. We do not hedge against foreign exchange rate risk.

We are highly dependent on information systems and third party service providers.

Our businesses are highly dependent on communications and information systems. Any failure or interruption of our systems could cause delays or other problems in our business activities and our ongoing credit analysis and risk management assessments. This could have a material adverse effect on our operating results.

Risks Related to Taxation

Our status as a PFIC may result in significant additional tax costs for shareholders who are United States taxpayers.

Primus Guaranty and Primus Bermuda are likely to be and remain passive foreign investment companies, or PFICs, for United States federal income tax purposes. There are potentially adverse United States federal income tax consequences of investing in a PFIC for a shareholder who is a United States taxpayer. These consequences include the following: (1) if a shareholder makes a "qualified electing fund," or QEF, election with respect to Primus Guaranty and Primus Bermuda, the shareholder will have to include annually in his or her taxable income an amount reflecting an allocable share of the income of Primus Guaranty or Primus Bermuda, regardless of whether dividends are paid by Primus Guaranty to the shareholder, (2) if a shareholder makes a mark-to-market election with respect to Primus Guaranty, the shareholder will have to include annually in his or her taxable income an amount reflecting any year-end increases in the price of our common shares, regardless of whether dividends are paid by Primus Guaranty to the shareholder (moreover, it is unclear how such an election would affect the shareholder with respect to Primus Bermuda), and (3) if a shareholder does not make a QEF election or a mark-to-market election, he or she may incur significant additional United States federal income taxes with respect to dividends on, or gain from, the sale or other disposition of, our common shares, or with respect to dividends from Primus Bermuda to us, or with respect to our gain on any sale or other disposition of Primus Bermuda shares.

If we are found to be engaged in a United States business, we may be liable for significant United States taxes.

We believe that Primus Guaranty and Primus Bermuda, both directly and through Primus Guaranty's ownership interest in PRS Trading Strategies (which for U.S. federal income tax purposes is treated as a disregarded entity, or branch, of Primus Guaranty), Primus Guaranty's ownership interest in Harrier (which, for U.S. federal income tax purposes will be treated as a disregarded entity, or branch, of Primus Guaranty), Primus Bermuda's indirect ownership interest in Primus Financial (which, for U.S. federal income tax purposes, is treated as a partnership interest), and Primus Bermuda's ownership interest in PGUK (which for U.S. federal income tax purposes is treated as a disregarded entity, or branch, of Primus Bermuda), will operate their businesses in a manner that should not result in their being treated as engaged in a trade or business within the United States for U.S. federal income tax purposes. Consequently, we do not expect to pay U.S. corporate income or branch profits tax on Primus Financial's, PRS Trading Strategies', Harrier's or PGUK's income.

However, because the determination of whether a foreign corporation is engaged in a trade or business in the United States is fact-based and there are no definitive standards for making such a determination, there can be no assurance that the IRS, will not contend successfully that Primus Guaranty, Primus Bermuda, Primus Financial, PRS Trading Strategies, Harrier or PGUK are engaged in a trade or business in the United States. The maximum combined rate of U.S. corporate federal, state and local income tax that could apply to Primus Financial, Primus Bermuda, Primus Guaranty, PRS Trading Strategies, Harrier or PGUK, were they found to be engaged in a United States business in New York City and subject to income tax, is currently approximately 46%. This combined income tax rate does not include U.S. branch profits tax that would be imposed on Primus Bermuda, were Primus Financial or PGUK, found to be engaged in a U.S. business and deemed to be making distributions to Primus Bermuda, or that would be imposed on Primus Guaranty were PRS Trading Strategies or Harrier found to be engaged in a U.S. business and deemed to be making distributions to Primus Guaranty. The branch profits tax, were it to apply, would apply at the rate of 30% on amounts deemed distributed. Primus Guaranty and certain of its subsidiaries are currently undergoing federal tax audits, but no audit has yet been completed.

If the IRS successfully challenges the treatment Primus Financial, PRS Trading Strategies and Harrier have adopted for its credit swap transactions, the timing and character of taxable income recognized by Primus Financial, PRS Trading Strategies and Harrier could be adversely affected.

Consistent with its treatment of the credit swaps sold by Primus Financial, and bought and sold by PRS Trading Strategies and Harrier, as the sale (or purchase, in the case of PRS Trading Strategies and Harrier) of options for United States federal income tax purposes, we have determined that in general Primus Financial, PRS Trading Strategies and Harrier will recognize income or loss as a protection seller or buyer only upon occurrence of a credit event under or termination of the credit swaps. There is no definitive authority in support of the treatment by Primus Financial, PRS Trading Strategies and Harrier of its credit swaps as options for United States federal income tax purposes, and we do not intend to seek a ruling from the IRS on this point. In addition, the IRS has been studying the treatment of derivative transactions generally, including credit swaps, and has issued a notice requesting submissions from taxpayers regarding the manner in which they conduct their credit swap activities and indicating that the United States Department of the Treasury and the IRS are contemplating issuing specific guidance in this area. No assurance can be given as to whether or when such guidance may be issued, whether it would be applied retroactively or whether it will be adverse to Primus Financial, PRS Trading Strategies and Harrier. Certain proposals under discussion could be inconsistent with the tax treatment adopted by Primus Financial, PRS Trading Strategies and Harrier. If the IRS were to assert successfully that the credit swaps sold by Primus Financial, and bought and sold by PRS Trading Strategies and Harrier, should be treated differently or these proposals were adopted, (1) the timing of the income recognized by Primus Financial, PRS Trading Strategies and Harrier could be accelerated, (2) the character of this income could be altered and (3) Primus Bermuda and Primus Guaranty, as non-United States persons, could be subject to United States income tax, or withholding tax at the rate of 30%. In addition, were these changes in character to apply and were Primus Bermuda (through its investment in Primus Financial) and Primus Guaranty (through its investment in PRS Trading Strategies or Harrier) found to be engaged in a United States trade or business, Primus Bermuda's and Primus Guaranty's recognition of taxable income would be accelerated.

Risks Related to our Status as a Bermuda Company

It may be difficult to effect service of process and enforcement of judgments against us and our officers and directors.

Because Primus Guaranty is organized under the laws of Bermuda, it may not be possible to enforce court judgments obtained in the United States against Primus Guaranty based on the civil liability provisions of the federal or state securities laws of the United States in Bermuda or in countries other than the United States where Primus Guaranty has assets. In addition, there is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of United States courts obtained against Primus Guaranty or its directors or officers based on the civil liabilities provisions of the federal or state securities laws of the United States, or would hear actions against Primus Guaranty or those persons based on those laws. We have been advised by our legal advisors in Bermuda that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal or state securities law, would not automatically be enforceable in Bermuda. There are grounds upon which a Bermuda court may not enforce the judgments of United States courts and some remedies available under the laws of United States jurisdictions, including some remedies available under United States federal securities laws, may not be permitted under Bermuda courts as contrary to public policy in Bermuda. Similarly, those judgments may not be enforceable in countries other than the United States where Primus Guaranty has assets. Further, no claim may be brought in Bermuda by or against Primus Guaranty or its directors and officers in the first instance for violation of United States federal securities laws because these laws have no extraterritorial application under Bermuda law and do not have force of law in Bermuda; however, a Bermuda court may impose civil liability, including the possibility of monetary damages, on Primus Guaranty or its directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

United States persons who own our common shares may have more difficulty in protecting their interests than United States persons who are shareholders of a United States corporation.

The Companies Act 1981, as amended, of Bermuda, or the Bermuda Companies Act, which applies to Primus Guaranty, Primus Bermuda and Primus Re, differs in certain material respects from laws generally applicable to United States corporations and their shareholders. As a result of these differences, United States persons who own our common shares may have more difficulty protecting their interests than would United States persons who own common shares of a United States corporation.

We may become subject to taxes in Bermuda after 2016, which may have a material adverse effect on our financial condition and operating results.

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966, as amended, of Bermuda, has given each of Primus Guaranty, Primus Bermuda and Primus Re, an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then, subject to certain limitations, the imposition of any such tax will not be applicable to Primus Guaranty, Primus Bermuda, Primus Re or any of their respective operations, shares, debentures or other obligations until March 28, 2016. Given the limited duration of the Minister of Finance's assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016. Since we are incorporated in Bermuda, we will be subject to changes of law or regulation in Bermuda that may have an adverse impact on our operations, including imposition of tax liability.

The Organization for Economic Cooperation and Development and the European Union considerations.

The impact of Bermuda's letter of commitment to the Organization for Economic Cooperation and Development to eliminate harmful tax practices is uncertain and could adversely affect our tax status in Bermuda.

The Organization for Economic Cooperation and Development, which is commonly referred to as the OECD, has published reports and launches a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. In the OECD's report dated June 26, 2000, Bermuda was not listed as a tax haven jurisdiction because it had previously signed a letter committing itself to eliminate harmful tax practices by the end of 2005 and to embrace international tax standards for transparency, exchange of information and the elimination of any aspects of the regimes for financial and other services that attract business with no substantial domestic activity. We are not able to predict what changes will arise from the commitment or whether such changes will subject us to additional taxes.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Primus Financial currently occupies approximately 17,500 square feet in New York, New York under a lease that expires in 2016. In addition, in 2006, we leased approximately 2,900 square feet of office space in London under a lease that expires in 2012. We do not lease or own real property in Bermuda. We believe that our facilities are adequate to meet our current needs and that suitable additional or substitute space will be available to accommodate any foreseeable expansion of our operations.

Item 3. Legal Proceedings

In the ordinary course of operating our business, we may encounter litigation from time to time. However, we are not party to nor are we currently aware of any material pending or threatened litigation.

Item 4. Submission of Matters to a Vote of Security Holders

We did not submit any matters to a vote of security holders during the fourth quarter of 2007.

Part II.

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common shares trade on the NYSE under the symbol "PRS." The following table sets forth, for the indicated periods, the high, low and closing sales prices of our common shares in U.S. dollars, as reported on the NYSE:

Year ended December 31, 2007	High	Low	Close
First Quarter	$12.92	$10.69	$12.30
Second Quarter	$12.96	$10.65	$10.72
Third Quarter	$11.30	$ 7.36	$10.52
Fourth Quarter	$11.55	$ 5.51	$ 7.01
Year ended December 31, 2006	**High**	**Low**	**Close**
First Quarter	$13.78	$10.80	$11.15
Second Quarter	$14.00	$ 9.71	$11.10
Third Quarter	$12.21	$10.22	$12.11
Fourth Quarter	$12.25	$10.91	$11.55

Shareholder Information

As of March 3, 2008, 45,123,869 common shares were issued and outstanding, and held by approximately 62 shareholders of record. As of March 3, 2008, the closing share price of our common shares was $4.22.

Dividend and Distribution Information

We have not paid dividends on our common shares in the past and do not intend to for the foreseeable future. We plan to retain our earnings for use in the operation of our business and to fund future growth. Any determination to pay cash dividends in the future will be at the discretion of our board of directors and will be dependent on our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

In addition, we are subject to Bermuda law and regulatory constraints that will affect our ability to pay dividends on our common shares and make other payments. Under the Bermuda Companies Act, each of Primus Guaranty, Primus Bermuda and Primus Re may not declare or pay a dividend out of distributable reserves if there are reasonable grounds for believing that they are, or would after the payment be, unable to pay their respective liabilities as they become due; or if the realizable value of their respective assets would thereby be less than the aggregate of their respective liabilities and issued share capital and share premium accounts.

Performance Graph

Set forth below is a performance graph comparing the cumulative total shareholder return through December 31, 2007 on the Company's common shares against the cumulative return of the S&P Small Cap 600 Index and Russell 1000 Financial Sector, assuming an investment of $100 on September 30, 2004.



Comparison of 4 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2007
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
9/30/2004
12/2004
12/2005
12/2006
12/2007
Primus Guaranty, Ltd
S&P 600 Index - Total Return
Russell 1000 Financial Index

	Cumulative Total Return				
	9/30/04	12/31/04	12/31/05	12/31/06	12/31/07
Primus Guaranty, Ltd	$100.00	$121.42	$ 96.67	$ 85.55	$ 51.92
S&P Small Cap 600 Index	$100.00	$113.01	$121.69	$140.09	$139.29
Russell 1000 Financial Sector	$100.00	$109.10	$116.48	$138.22	$114.93

Item 6. Selected Financial Data

The following tables present our historical financial and operating data as of the dates or for the periods indicated. We derived the data for years ended December 31, 2007, 2006, 2005, 2004 and 2003 from our consolidated financial statements, which have been prepared in accordance with U.S. GAAP, and audited by Ernst & Young LLP. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report on Form 10-K.

	Years Ended December 31,				
(in thousands, except per share data)	2007	2006	2005	2004	2003
Consolidated Statement of Operations:					
Revenues:					
Net credit swap revenue (loss)[1]	$(535,064)	$116,083	$23,106	$47,729	$103,326
Premiums earned on financial guarantees	—	400	405	395	—
Asset management and advisory fees	3,481	1,263	190	15	—
Interest income	41,847	28,374	16,047	4,850	2,617
Other trading revenue	(2,689)	1,770	—	—	—
Foreign currency revaluation income (loss)	(107)	(26)	(1,546)	726	—
Other income	—	—	—	40	107
Total revenues (losses)	$(492,532)	$147,864	$38,202	$53,755	$106,050
Expenses:					
Compensation and employee benefits	$ 22,450	$ 21,512	$15,935	$17,801	$ 11,701
Interest expense	20,729	10,849	2,660	881	—
Other expenses	20,210	14,887	11,613	9,204	14,196
Total expenses	$ 63,389	$ 47,248	$30,208	$27,886	$ 25,897
Distributions on preferred securities of subsidiary	$ 7,568	$ 5,683	$ 3,865	$ 2,138	$ 1,854
Income (loss) before provision (benefit) for income taxes	$(563,489)	$ 94,933	$ 4,129	$23,731	$ 78,299
Provision (benefit) for income tax	52	42	46	46	(172)
Net income (loss)	$(563,541)	$ 94,891	$ 4,083	$23,685	$ 78,471
Basic earnings (loss) per share	$ (12.58)	$ 2.19	$ 0.09	$ 1.44	$ 31.18
Diluted earnings (loss) per share	$ (12.58)	$ 2.13	$ 0.09	$ 0.59	$ 2.33
Weighted average number of common shares outstanding:					
Basic	44,808	43,306	43,150	16,486	2,517
Diluted	44,808	44,472	44,645	40,256	33,737

(1) Net credit swap revenue consists of the following:

	2007	2006	2005	2004	2003
Net premiums earned	$ 84,771	$ 69,408	$ 52,705	$42,475	$ 38,958
Net realized gains (losses) on credit swaps	(5,190)	(1,769)	(5,162)	5,522	17,629
Net unrealized gains (losses) on credit swaps	(614,645)	48,444	(24,437)	(268)	46,739
Total net credit swap revenue (loss)	$(535,064)	$116,083	$ 23,106	$47,729	$103,326

	As of December 31,				
	2007	2006	2005	2004	2003
Balance Sheet Data:					
Assets					
Cash and cash equivalents	$ 242,665	$204,428	$ 69,355	$320,989	$257,967
Available-for-sale investments	617,631	584,911	560,147	161,101	3,968
Unrealized gain on swaps, at fair value	606	73,330	25,342	46,517	46,594
Fixed assets and software costs, net	5,036	5,510	4,993	6,097	7,124
Other assets	22,708	34,289	13,245	8,014	5,776
Total assets	$ 888,646	$902,468	$673,082	$542,718	$321,429
Liabilities and shareholders' equity					
Unrealized loss on swaps, at fair value	$ 544,731	$ 2,931	$ 3,521	$ 259	$ 68
Long-term debt	325,904	325,000	200,000	75,000	—
Other liabilities	12,952	13,925	9,189	7,941	8,002
Total liabilities	$ 883,587	$341,856	$212,710	$ 83,200	$ 8,070
Preferred securities of subsidiary	$ 98,521	$ 98,521	$ 98,521	$ 98,521	$ 98,521
Shareholders' equity (deficit)					
Common shares	$ 3,603	$ 3,470	$ 3,454	$ 3,422	$ 230
Additional paid-in-capital	280,224	269,420	265,966	264,973	1,325
Convertible preferred shares	—	—	—	—	143,908
Warrants	—	612	612	612	1,070
Accumulated other comprehensive loss	(4,712)	(2,375)	(4,254)	—	—
Retained earnings (deficit)	(372,577)	190,964	96,073	91,990	68,305
Total shareholders' equity (deficit)	$ (93,462)	$462,091	$361,851	$360,997	$214,838
Total liabilities, preferred securities of subsidiary and shareholders' equity	$ 888,646	$902,468	$673,082	$542,718	$321,429
Per Share Data:					
Book value per share[1]	$ (2.08)	$ 10.65	$ 8.38	$ 8.44	$ 82.63

(1) Book value per share is based on total shareholders' equity divided by basic common shares outstanding. For 2003, book value per share is based on 2.6 million common shares outstanding, which is prior to our IPO.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion and analysis of our financial condition and results of operations. This discussion should be read in conjunction with our consolidated financial statements and accompanying notes, which appear elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Annual Report on Form 10-K, particularly in "Risk Factors" under Item 1A of this Annual Report on Form 10-K and under the heading "Cautionary Note Regarding Forward-Looking Statements."

Business Overview

Primus Guaranty, Ltd. is a holding company that was incorporated in Bermuda in 1998 and conducts business through several operating subsidiaries. Our principal business is acting as a seller of credit swaps through Primus Financial Products, LLC, or Primus Financial a Credit Derivatives Product Company ("CDPC") with AAA/Aaa counterparty ratings by Standard & Poor's Ratings Group, or S&P, and Moody's Investors Service, Inc., or Moody's, respectively. Primus Asset Management, Inc., or Primus Asset Management, one of our other principal operating subsidiaries, acts as an investment manager to affiliated companies and third party entities.

Primus Financial

Primus Financial Products is a CDPC with AAA/Aaa (S&P/Moody's) ratings. It is a seller of credit swaps to banks and credit swap dealers, referred to as counterparties, against primarily investment grade credit obligations of corporate and sovereign issuers. In exchange for a fixed quarterly premium Primus Financial agrees, upon the occurrence of a default or other defined credit event (e.g., bankruptcy, failure to pay or restructuring) affecting a designated issuer, referred to as a Reference Entity, to pay its counterparty an agreed upon notional amount against delivery to Primus Financial of the Reference Entity's debt obligation in the same notional amount. Credit swaps related to a single specified Reference Entity are referred to as "single name credit swaps." Primus Financial seeks to minimize the risk inherent in its credit swap portfolio by maintaining a high quality, highly diversified credit swap portfolio across Reference Entities, industries, countries and rating grades.

Primus Financial also sells credit swaps referencing portfolios containing obligations of multiple Reference Entities, which are referred to as "tranches" and sells credit swaps referencing residential mortgage-backed securities, which are referred to as ABS. Defined credit events related to ABS may include any or all of the following: failure to pay principal, write-down in the reference obligation and downgrades to CCC (S&P) or below of the reference obligation.

At December 31, 2007, Primus Financial's combined portfolio of credit swaps totaled $23.0 billion, which includes $18.2 billion of single name credit swaps, $4.7 billion of tranches and $80.0 million of credit swaps on ABS.

Primus Asset Management

Primus Asset Management, Inc., or Primus Asset Management, acts as an investment manager to affiliated companies and third party entities. It currently manages the credit swap and cash investment portfolios of its affiliate, Primus Financial. On July 10, 2007, the offering of Primus CLO II, Ltd on behalf of third parties was completed. Primus Asset Management added approximately $400 million to its existing assets under management. With the completion of this new CLO, Primus Asset Management now manages two CLO's. A CLO issues securities backed by a diversified pool of primarily below investment grade rated senior secured loans of corporations. Additionally, Primus Asset Management manages three investment grade Collateralized Swap Obligations, or CSO's on behalf of third parties. A CSO issues securities backed by one or more credit swaps sold against a diversified pool of investment grade corporate or sovereign reference entities. Primus Asset Management receives fees from third party entities for its investment management services on the five transactions totaling $1.6 billion of assets under management at December 31, 2007.

Primus Asset Management has entered into a Services Agreement with its affiliates, whereby it provides services to its affiliates including management, consulting and information technology.

PRS Trading/Harrier

In January 2006, PRS Trading Strategies, LLC ("PRS Trading Strategies") commenced operations to trade in a broad range of fixed income products, including credit default swaps, investment grade and high yield bonds, as well as leveraged loans. This was part of Primus Asset Management's strategy to expand its asset management business. In April 2007, Primus Guaranty formed Harrier Credit Strategies Master Fund, LP ("Harrier"), a Cayman Islands exempted limited partnership to enable it to more efficiently raise capital from third party investors. During the second quarter of 2007, Primus Guaranty transferred the trading portfolio of its subsidiary, PRS Trading Strategies to Harrier. Harrier traded in an expanded range of fixed income products, including credit swaps, total return swaps on loan transactions, CDS Indices, leveraged loans and investment grade and non-investment grade securities.

During the fourth quarter of 2007, the Company decided to discontinue Harrier, due in part to Harrier's performance and difficulty in raising third-party capital, given the market environment at that time. As a result of this decision, in the fourth quarter of 2007, the Company recorded restructuring costs of $3.0 million. Of the total restructuring costs, approximately $2.2 million was in connection with the write-off of certain software and technology assets and approximately $0.8 million related to net employee termination benefits.

Net Credit Swap Revenues (Losses)

During 2007, we experienced widening of market credit swap premium levels, which resulted in a decline in the fair value of our credit swap sold. Accordingly, we recorded significant net credit swap losses, which negatively impacted our U.S. GAAP results. We have observed a similar trend of widening market credit swap premium levels into 2008. Changes in the fair value of our credit swap portfolio are a function of the notional amount and composition of the portfolio and prevailing market credit swap premiums for comparable credit swaps. In our experience, considerable fluctuations may occur in the fair values of credit swaps from period to period and, as a result, the reader of our financial statements should not infer future results from historical net credit swap revenues or losses.

Net credit swap revenue in our consolidated statements of operations, comprises the premiums earned and expensed on credit swaps, gains or losses realized as a result of the termination of credit swaps and changes in the fair value of our credit swaps. Net credit swap revenue was earned by both Primus Financial and Harrier. Although both companies earned net credit swap revenue, the strategies of the two companies were different. Primus Financial generally sells credit swaps in order to earn premium income over the tenor of the contract, generally five years, whereas Harrier engaged in the active buying and selling of credit swaps and generally would only hold positions for a limited portion of the swap's full tenor. We receive premium income from the credit swaps we sell. In general, premiums are received quarterly in arrears and are accrued daily into income.

In accordance with GAAP, we carry our credit swaps on our consolidated statements of financial condition at their fair value. Changes in the fair value of our credit swap portfolio are included as a component of net credit swap revenue in our consolidated statements of operations. If a credit swap has an increase or decline in fair value during a period, the increase will add to our net credit swap revenue and the decline will subtract from our net credit swap revenue for that period.

Primus Financial and Harrier each enters into valid ISDA Master Agreement with their counterparties and each entity aggregates their respective transactions on a counterparty basis for presentation on the Company's consolidated statements of financial condition. If the aggregate total of fair values for a counterparty is a net gain, the total is recorded as a component of unrealized gains on credit swaps, at fair value, in our consolidated statements of financial condition. If the aggregate total of fair values for a counterparty is a net loss, the total is recorded as a component of unrealized losses on credit swaps, at fair value, in our consolidated statements of financial condition.

As a general rule, when Primus Financial sells credit swaps, it is our intention to maintain the transaction until maturity. However, there are two sets of circumstances in which we could elect to terminate transactions prior to maturity, and we monitor our portfolio on a continuing basis to assess whether those circumstances are present. Terminations of credit swaps prior to maturity may generate realized gains or losses.

First, whenever we receive new information suggesting that the credit quality of the underlying risk has deteriorated to a material degree, we consider the possibility of terminating the transaction, usually at a loss, to avoid a larger loss that could result if the credit swap were to remain in place until a defined credit event occurs. The principal factor that governs our decision regarding termination in these circumstances is whether we believe that the underlying risk has become substantially greater than the level of risk we would choose to assume in entering into a new sale of credit swaps. Since inception, we have terminated due to credit considerations less than 2% of the notional amount of credit swaps sold.

Second, we may elect to terminate a transaction for reasons other than credit considerations. Terminations of this type may generate realized gains or losses. In making a decision to terminate a transaction for reasons other than credit considerations, we consider a number of different factors, including our view as to whether the capital dedicated to the position could be profitably reallocated to other opportunities over a short time horizon, the total size of our portfolio in relation to our capital and the total size of our swap positions and exposures with a particular counterparty. We refer to terminations effected under these circumstances as "resizing" or "rebalancing". Since inception, we have terminated less than 9% of the notional amount of credit swaps sold, based on resizing or rebalancing considerations.

We may terminate a credit swap in one of two ways. We may negotiate an agreed termination through the original counterparty (an unwind). We may negotiate an assignment and novation of our rights and obligations under the credit swap to a third party (an assignment).

In the event of an unwind or assignment, we pay or receive a cash settlement negotiated with the counterparty or assignee, based on the fair value of the credit swap contract and the accrued premium on the swap contract at the time of negotiation. The amounts we pay or receive are recorded as a realization of fair value and as a realization of accrued premiums in the period in which the termination occurs.

Interest Income

The Company earned interest income on its cash and cash equivalents, available-for-sale investments, which include U.S. government agency obligations, the Company's investment in CLO's and trading account assets, which included corporate and sovereign bonds.

Other trading revenue (loss)

Other trading revenue (loss) is comprised of the net trading gains or losses from Harrier/PRS Trading. Other trading revenue (loss) includes the realized and unrealized gains or losses on total return swaps on loan transactions, corporate and sovereign bonds and the net interest earned on the total return swaps and from the loans in the warehousing period.

CLO Transactions

Primus Asset Management currently manages two CLO transactions, which are discussed below:

Primus CLO I, Ltd.

On December 19, 2006, the offering of Primus CLO I, Ltd ("CLO I", a special purpose entity or SPE) closed. Upon closing, Primus Asset Management added approximately $400 million to its assets under management and is acting as collateral manager of CLO I. Under the terms of the collateral management agreement of CLO I, Primus Asset Management will receive management fees quarterly for managing the selection, acquisition and disposition of the underlying collateral and for monitoring the underlying collateral, subject to the terms of the agreement. The Company has invested $6.5 million for a 25% interest in the Subordinated Notes of CLO I. The Company's ultimate exposure to loss in CLO I is limited to the $6.5 million of its investment in CLO I. During 2007, the Company received a cash return of approximately $1.0 million on its investment in CLO I. The Company has determined, that it does not have to consolidate the SPE in the Company's financial statements. At December 31, 2007 and 2006, the fair value of the Company's investment in CLO I was $4.4 million and $6.4 million, respectively. Based on the Company's evaluation, it does not consider its investment in CLO I to be other-than-temporarily impaired at December 31, 2007 and 2006.

Primus CLO II, Ltd.

On July 10, 2007, the offering, Primus CLO II, Ltd. ("CLO II") closed and Primus Asset Management has added approximately $400 million to its existing assets under management. Primus Asset Management receives management fees quarterly for managing the selection, acquisition and disposition of the underlying collateral and monitoring the underlying collateral, subject to the terms of the agreement. The Company has invested $7.9 million or a 25% interest in the Subordinated Notes of CLO II. The Company's ultimate exposure to loss in CLO II is limited to its investment of $7.9 million. At December 31, 2007, the fair value of the Company's investment in CLO II was $5.3 million. Based on the Company's evaluation, it does not consider its investment in CLO II to be other-than-temporarily impaired at December 31, 2007.

Accounting for CLO Transactions

Each time the Company is involved in a CLO transaction, the Company performs an analysis to determine whether it is the primary beneficiary and accordingly, would be required to consolidate the SPE in its consolidated financial statements. During 2007, the Company determined, pursuant to Financial Accounting Standards Board or FASB Interpretation No. 46 (R), *Consolidation of Variable Interest Entities*, that it is not the primary beneficiary of Primus CLO II, Ltd. and accordingly, the special purpose entity or SPE will not be consolidated in the Company's financial statements.

The Company accounts for its CLO investments as debt securities and fixed maturity securities in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115) and Emerging Issues Task Force ("EITF") Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets (EITF 99-20). Accordingly, the CLO investments are classified as available-for-sale investments. Available-for-sale investments are carried at fair value with the unrealized gains or losses reported in accumulated other comprehensive loss as a separate component of shareholders' equity.

Revenue generated from the warehouse loan agreements during the warehouse period (the interim period during which the SPE accumulates loans and before the CLO securities are issued) is recorded in other trading revenues, as presented in the consolidated statements of operations. These revenues comprise the Company's share of net realized losses on the termination of individual loan positions and net interest earned on warehouse loans.

Income Taxes

Primus Guaranty, PRS Trading Strategies, Primus Bermuda, Primus Financial and Harrier are not expected to be engaged in the active conduct of a trade or business in the United States and as a result are not expected to be subject to United States federal, state or local income tax. Primus Asset Management is a United States domiciled corporation and is subject to United States federal, state and local income tax on its income, including on fees received from Primus Financial. Primus Re may be subject to United States federal, state or local income tax, or Primus Asset Management may be required to include all or part of Primus Re's income in calculating its liability for United States federal, state or local income tax, depending on the manner in which Primus Re conducts its business and the tax elections it makes. The maximum combined rate of United States corporate federal, state and local income tax that could apply to Primus Financial or Primus Bermuda, were they found to be engaged in a United States business in New York City and subject to income tax, is approximately 46% (not including United States branch profits tax that would be imposed on Primus Bermuda were Primus Financial deemed to be making distributions to Primus Bermuda). Primus Guaranty and certain of its subsidiaries are currently undergoing federal tax audits, but no audit has yet been completed.

For United States federal income tax purposes, Primus Guaranty and Primus Bermuda are likely to be treated as passive foreign investment companies, or PFICs.

Critical Accounting Policies

Valuation of Credit Swaps

From the inception of our business, we have applied Statement of Financial Accounting Standards, or SFAS, 133, *Accounting for Derivative Instruments and Hedging Activities*, which established accounting and reporting standards for derivative instruments. SFAS 133 requires recognition of all credit swaps on the consolidated statements of financial condition at fair value.

The fair value of the credit swaps depends on a number of factors, primarily the market level of credit swap premiums associated with individual Reference Entities. Credit swaps are valued using market-standard pricing models which calculate the net present value of differences between future premiums on currently quoted market credit swaps and the contractual future credit swap premiums on contracts we have undertaken. Our pricing model has been internally developed but is benchmarked against a market-standard model. Generally, our model uses quoted market credit swap premium data that we purchase from independent pricing services. This service takes pricing information from a number of prominent dealers and brokers in the credit swap market across a range of standard maturities and restructuring terms, and creates average mid-market credit swap premium quotes on specific Reference Entities. We adjust the mid-market pricing we receive from the pricing service to reflect an estimate of the cost to close the position.

We believe there are a variety of factors that may influence market credit swap premium levels. The principal factor is the market's view of the probability that a Reference Entity will default over the multi-year horizon typical for a credit swap contract. Those views in turn are influenced by the state of the economy, the outlook for corporate financial health in general as well as the outlook for particular industries and companies. Additional factors include the magnitude of debt outstanding and debt paying capacity within those same industries and companies. One factor specific to the credit swap market is the capacity of credit swap market participants to sell credit swaps. If, for example, commercial banks are actively buying protection to manage their regulatory capital, this will tend, other factors being equal, to absorb the capacity of protection sellers and cause an increase in market credit swap premiums. Conversely, creation of special purpose vehicles that sell protection create additional protection seller capacity and, absent additional demand, can cause a decrease in market premiums. Absent rapid and steep changes, interest rates have, at most, a limited effect on market credit swap premium levels.

Share-Based Employee Compensation Plans

Effective January 1, 2006, the Company adopted SFAS No. 123(R), *Share-Based Payment*, using the modified prospective transition method. SFAS No. 123(R) requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee options and other forms of equity compensation based on estimated fair values.

Compensation expense is recognized based on the fair value of options, performance shares, restricted shares and restricted share units ("RSU") as determined on the date of grant and is being expensed over the related vesting period. The fair value of the options granted is determined using the Black-Scholes option-pricing model. Upon the adoption of SFAS No. 123(R), the Company continues to apply the Black-Scholes option pricing model for determining the estimated fair value for share awards as it deems it to be the most appropriate model. The use of the Black-Scholes model requires certain estimates for values of variables used in the model.

Subsequent Event – 2008

On January 30, 2008, Standard and Poor's Rating Services ("S&P") announced a change in their ratings methodology and assumptions relating to CDOs and other structured products, including certain asset backed securities (ABS). As a result of these changes, the S&P ratings on six residential mortgage backed securities referenced by credit default swaps written by Primus Financial were downgraded to CCC or below. At December 31, 2007, the notional principal amount and the fair values of these six credit swaps were $45.0 million and $(32.1) million, respectively. At December 31, 2007, the notional principal amount and the fair values on credit swaps sold on ABS, not downgraded to CCC or below was $35.0 million and $(16.6) million, respectively.

Under the terms of our agreements governing the credit swaps on ABS, a downgrade of the underlying ABS securities to CCC or below is considered a defined credit event. Upon the occurrence of a defined credit event, a counterparty to the credit swap has the right to present the underlying ABS, in whole or in part, to Primus Financial in exchange for the cash notional value of the credit swap corresponding to the face amount of the securities presented ("Physical Settlement"). If, following a defined credit event, no Physical Settlement occurs, a counterparty may make a loss claim in the event of a principal write-down event, if any (Pay-As-You-Go). A principal write-down event occurs when the ABS servicer determines that there is insufficient collateral to pay a portion or all of the face value of the underlying securities. Any principal write-down claims will be paid by Primus Financial up to the notional amount of the credit default swap.

To date, of the six ABS credit swaps which suffered a downgrade, one counterparty has physically settled by delivering to Primus Financial an ABS with $5 million face amount and Primus Financial paid $5 million to the counterparty. That swap is terminated as a result of the physical settlement and Primus Financial will no longer receive premiums from the counterparty. As the owner of the ABS, Primus Financial is entitled to receive payments of principal and interest thereon.

Results of Operations

Year Ended December 31, 2007 Compared With Year Ended December 31, 2006

Overview

During the second half of 2007, the global credit markets experienced difficult market conditions. These conditions resulted in sharp widening of credit spreads, greater volatility, lower levels of liquidity, significant re-pricing of credit risk and downgrades by rating agencies. The credit spread widening presented opportunities for a significant increase in our transaction volume in our credit protection business. During 2007, Primus Financial grew its credit swap portfolio by $7.2 billion to $23.0 billion from $15.8 billion. This was the highest new transaction volume in any year of the Company's history. The significant widening in credit spreads had a negative impact on our U.S. GAAP results for the year ended December 31, 2007, primarily resulting from significant unrealized losses from the mark-to-market losses of our credit swap portfolio.

Our net income (loss) for 2007 was $(563.5) million compared with $94.9 million for 2006. The net loss during 2007 was primarily due to unrealized losses from the mark-to-market of our credit swap portfolio, compared with unrealized gains from the mark-to-market of our credit swap portfolio during 2006. This was the result of wider credit spreads during 2007 as compared to 2006.

Net credit swap premiums earned were $84.8 million in 2007, compared with $69.4 million in 2006. The increase in net premiums is attributable to the significant growth in Primus Financial's portfolio of credit swaps sold in 2007.

Interest income on our portfolio of investments was $41.8 million in 2007, compared with $28.4 million in 2006. The increase is due to higher market interest rates, together with increased invested balances, mainly arising from the investment of the proceeds of the $125 million, 7% senior notes offering by Primus Guaranty in December 2006.

Other trading revenue (loss) incurred by Harrier/PRS Trading was $(2.7) million during 2007 compared with $1.7 million during 2006. The losses during 2007 primarily reflect the difficult market conditions resulting in mark downs in the value of loans and bond positions.

Interest expense and distributions on preferred securities were $28.3 million in 2007, compared with $16.5 million in 2006. The increase is due to higher short-term market interest rates during the second half of 2007, together with higher debt balances associated with the $125 million, 7% senior notes offering by Primus Guaranty in December 2006. During the second half of 2007, the turbulent market conditions also affected the debt capital markets. Beginning in August 2007, there was limited investor demand for our preferred securities and our subordinated deferrable notes issued in the auction rate market. As a result of the insufficient demand, the auctions did not clear and the rates on these preferred securities and deferrable notes were set at the maximum spread rates, as specified in the respective security agreements. These maximum rates are subject to increase if the credit ratings on these securities are downgraded. This resulted in additional interest expense and distributions of $1.8 million during the second half of 2007. If these securities continue to be set at the maximum spread rates, we anticipate incremental interest and distributions costs of approximately $6.4 million on an annual basis.

During the fourth quarter of 2007, the Company decided to discontinue Harrier, a fund formed by the Company in April 2007, due in part to Harrier's performance and the difficulty in raising third-party capital, given the market environment at that time. See restructuring costs below for further discussion.

Our operating expenses, excluding restructuring costs, were $39.6 million in 2007, compared with $36.4 million in 2006. The increase was primarily due to the expansion of our business activities.

Consolidated Net Credit Swap Revenue (Loss)

Consolidated net credit swap revenue (loss) was $(535.1) million and $116.1 million for the years ended December 31, 2007 and 2006, respectively.

The table below shows the Company's consolidated net credit swap revenue (loss), which is generated by Primus Financial and Harrier/PRS Trading Strategies for the years ended December 31, 2007 and 2006 (in thousands):

	Years ended December 31,	
	2007	2006
Primus Financial	$(530,369)	$116,651
Harrier/PRS Trading	(4,695)	(568)
Total consolidated net credit swap revenue (loss)	$(535,064)	$116,083

Net credit swap loss for Harrier/PRS Trading primarily consisted of realized losses on its credit swaps for the year ended December 31, 2007 and the mark-to-market unrealized losses of its credit swap portfolio for the year ended December 31, 2006. See other trading revenues for further discussion of Harrier/PRS Trading activities during the period.

Net credit swap revenue (loss) for Primus Financial is discussed below.

Net Credit Swap Revenue – Primus Financial

Net credit swap revenue (loss) was $(530.4) million and $116.7 million for the years ended December 31, 2007 and 2006, respectively. Net credit swap revenue (loss) includes:

- Net premiums earned;
- Net realized gains (losses) on credit swaps; and
- Net unrealized gains (losses) on credit swaps.

Net credit swap revenue for Primus Financial excludes $321 thousand for the year ended December 31, 2006 of net revenue earned on three credit swap transactions with its affiliate, Primus Re, as this amount was eliminated in consolidation.

The table below shows the components of net credit swap revenue (loss) for the years ended December 31, 2007 and 2006 (in thousands):

	Years ended December 31,	
	2007	2006
Net premiums earned	$ 84,576	$ 69,446
Net realized losses on credit swaps	(394)	(1,496)
Net unrealized gains (losses) on credit swaps	(614,551)	48,701
Total net credit swap revenue (loss)	$(530,369)	$116,651

Net Premiums Earned – Primus Financial

Net premiums earned were $84.6 million and $69.4 million for the years ended December 31, 2007 and 2006, respectively. Net premiums earned include:

- Premium income on single name credit swaps sold;
- Premium income on tranches sold;
- Premium income on credit swaps sold on asset backed securities (ABS);
- Net premium expense on credit swaps undertaken to offset credit risk.

The table below shows the components of net premiums earned for the years ended December 31, 2007 and 2006 (in thousands):

	Years ended December 31,	
	2007	2006
Premium income on single name credit swaps sold	$70,788	$66,824
Premium income on tranches sold	13,075	2,619
Premium income on credit swaps sold on ABS	739	3
Net premium expense on credit swaps undertaken to offset credit risk	(26)	—
Total net premiums earned	$84,576	$69,446

Premium income on single name credit swaps sold was $70.8 million and $66.8 million during the years ended December 31, 2007 and 2006, respectively. The increase was primarily due to the expansion of our credit swap portfolio. The average notional amounts outstanding of single name credit swaps sold were $16.1 billion and $14.9 billion for the years ended December 31, 2007 and 2006, respectively.

Premium income from tranches sold was $13.1 million and $2.6 million for the years ended December 31, 2007 and 2006, respectively. The average notional amount of tranches outstanding was $2.7 billion and $288.0 million for the years ended December 31, 2007 and 2006, respectively.

During the fourth quarter of 2006, we received rating agency approval to sell credit protection on asset-backed securities (ABS). Premium income on credit swaps sold on ABS was $739 thousand and $3 thousand during the years ended December 31, 2007 and 2006, respectively. The average notional amount of credit swaps sold on ABS outstanding was $61.3 million and $1.3 million for the years ended December 31, 2007 and 2006, respectively.

Net Realized Gains (Losses) on Credit Swaps – Primus Financial

Net realized gains (losses) for the years ended December 31, 2007 and 2006 are summarized below (in thousands):

	Years ended December 31,	
	2007	2006
Realized gains on terminated credit swaps sold	$ 3,688	$ 2,002
Realized losses on terminated credit swaps sold	(3,784)	(3,498)
Net realized losses on terminated credit swaps undertaken to offset credit risk	(298)	—
Total net realized losses on credit swaps	$ (394)	$(1,496)

Net realized losses on credit swaps were $394 thousand and $1.5 million for the years ended December 31, 2007 and 2006, respectively. During the years ended December 31, 2007 and 2006, we terminated $604.9 million and $445.7 million notional amount of credit swaps sold, respectively. Realized gains incurred during the years ended December 31, 2007 and 2006 were primarily the result of rebalancing our credit swap portfolio. The realized losses incurred during the years ended December 31, 2007 and 2006 were primarily the result of our decision to reduce our exposure to a limited number of Reference Entities against which we had sold credit protection.

Net Unrealized Gains (Losses) on Credit Swaps – Primus Financial

The unrealized gains (losses) on credit swaps sold for the years ended December 31, 2007 and 2006 are summarized below (in thousands):

	Years ended December 31,	
	2007	2006
Net unrealized gains (losses) on credit swaps sold	$(248,914)	$52,437
Net unrealized losses on tranches sold	(317,028)	(3,713)
Net unrealized losses on credit swaps sold on ABS	(48,658)	(23)
Net unrealized gains on credit swaps undertaken to offset credit risk	49	—
Total net unrealized gains (losses) on credit swaps	$(614,551)	$48,701

Net unrealized gains (losses) on credit swaps were $(614.6) million and $48.7 million for the years ended December 31, 2007 and 2006, respectively. The change in unrealized gains (losses) on credit swaps reflects the change in the fair value of our credit swap portfolio during these periods. As previously discussed, during the second half of 2007, significantly wider credit spreads as a result of re-pricing of credit risk led to the unrealized losses on our credit swap portfolio. The unrealized gain in 2006 on credit swaps sold was primarily attributable to the increase in the fair value of the portfolio as market premiums fell during that year.

Asset Management and Advisory Fees

We earned $3.5 million and $1.3 million of asset management and advisory fees for the years ended December 31, 2007 and 2006, respectively. The increase was primarily due to asset management fees related to the offering of Primus CLO I, Ltd.

On December 19, 2006 and July 10, 2007, the offerings of Primus CLO I, Ltd. and Primus CLO II, Ltd., respectively, on behalf of third parties were completed. Primus Asset Management acts as collateral manager for both. Under the terms of the collateral management agreements, Primus Asset Management receives management fees quarterly for managing the selection, acquisition and disposition of the underlying collateral and for monitoring the underlying collateral, subject to the terms of the agreement.

In addition, Primus Asset Management manages three investment grade Collateralized Swap Obligations, or CSO's, on behalf of third parties. Some of our CSO asset management contracts also provide for the receipt of contingent performance fees at the maturity of the contracts, none of which has been earned or accrued at December 31, 2007 or 2006, respectively.

Interest Income

We earned interest income of $41.8 million and $28.4 million for the years ended December 31, 2007 and 2006, respectively. The increase in interest income is attributable to higher average invested balances resulting from the December 2006 senior notes offering of $125 million by Primus Guaranty and retained cash earnings, and higher yields on our investment portfolio. The increase in yields is attributable to generally higher short-term market rates of interest during 2006 and 2007.

Average yields on our cash, cash equivalents and investments were 5.05% in the years ended December 31, 2007 compared with 4.39% for the year ended December 31, 2006.

The table below summarizes our interest income for the years ended December 31, 2007 and 2006 and our total cash, cash equivalents, available-for-sale and trading account securities at December 31, 2007 and 2006 (in thousands).

	Years ended December 31,	
	2007	2006
Interest income	$ 41,847	$ 28,374
Cash and cash equivalents	$242,665	$204,428
Available-for-sale and trading account securities	617,631	599,448
Total cash, cash equivalents, available-for-sale and trading account securities	$860,296	$803,876

Other Trading Revenue (Loss)

During the years ended December 31, 2007 and 2006, Harrier/PRS Trading Strategies recorded other trading revenue (loss) of $(2.7) million and $1.7 million, respectively. These amounts exclude Harrier/PRS Trading Strategies' net credit swap losses of $4.7 million and $568 thousand for the years ended December 31, 2007 and 2006, respectively, as discussed under net credit swap revenue (loss) caption. Other trading revenue comprises the net trading gains or losses from Harrier/PRS Trading's total return swaps, loan warehousing and trading activities.

Foreign Currency Revaluation Loss

We transact credit swaps denominated in U.S. dollars and euros. Euro-denominated credit swaps comprised 41% of the notional amount of our Primus Financial credit swaps sold portfolio at December 31, 2007. We sell the majority of our euro premium receipts as they are received for U.S dollars, retaining only a small working cash balance in euros. During the years ended December 31, 2007 and 2006, we recorded foreign currency revaluation losses of $107 thousand and $26 thousand, respectively.

Operating Expenses

Our operating expenses were $39.6 million and $36.4 million for the years ending December 31, 2007 and 2006, respectively, as summarized below (dollars in thousands):

	Years ended December 31,	
	2007	2006
Compensation and employee benefits	$22,450	$21,512
Professional and legal fees	4,948	5,147
Depreciation and amortization	1,748	2,517
Technology and data	4,620	2,427
Other	5,872	4,796
Total operating expenses	$39,638	$36,399
Number of full-time employees, at end of period	58	52

Compensation expense for the year ended December 31, 2007 increased approximately $0.9 million over the comparable prior period. The increase was primarily the result of result of higher headcount as we expanded our business activities, partially offset by lower performance based incentives. Share compensation expense was approximately $3.7 million for each of the years ended December 31, 2007 and 2006, respectively.

Professional and legal fees expense includes audit and tax advisor fees, legal costs, recruitment fees and director and officer insurance expense. Professional and legal fees were consistent for the years ended December 31, 2007 compared with the corresponding prior period.

Depreciation and amortization expense decreased primarily as a result of certain capitalized software development costs being fully amortized, partially offset by increases in depreciation expense on new fixed asset purchases and capitalized software costs.

The increase in technology and data expense was primarily attributable to the expansion of our technology platform to accommodate new trading strategies associated with our asset management build-out.

Other operating expenses include rent, bank fees, rating agency fees, brokerage expense, travel and entertainment, exchange fees and other administrative expenses. The increase in other expenses was primarily due to higher bank, debt and investment management fees associated with our asset management business.

Restructuring Costs

During the fourth quarter of 2007, the Company decided to discontinue Harrier, a fund formed by the Company in April 2007, due in part to Harrier's performance and difficulty in raising third-party capital, given the market environment at that time. In the fourth quarter, restructuring costs of $3.0 million were charged in connection with Harrier's discontinuation. Of the total restructuring costs, approximately $2.2 million was in connection with the write-off of certain software and technology assets and approximately $0.8 million related to net employee termination benefits.

Interest Expense and Preferred Distributions

During the second half of 2007, the turbulent market conditions also affected the debt capital markets. Beginning in August 2007, investor demand was limited for our preferred securities and certain of our subordinated deferrable notes issued in the auction rate market, during the standard 28 day auction rate resets. As a result of the insufficient demand, the auctions did not clear and the rates on these preferred securities and deferrable notes were set at the maximum spread rates at current rating levels, as specified in the respective security agreements, resulted in additional interest expense of $1.8 million.

For the years ended December 31, 2007 and 2006, we recorded $20.7 million and $10.8 million of interest expense, respectively. The increase in interest expense was primarily the result of higher debt balances as a result of the $125 million, 7% senior notes offering by Primus Guaranty in December 2006, higher short-term interest rates and the maximum spread rates noted above.

In February 2007, the Company entered into an interest rate swap agreement with a major financial institution that effectively converted a notional amount of $75 million of the Company's $125 million, 7% senior notes due in December 2036, to floating rate debt based on the three month LIBOR rate plus a spread as defined in the agreement.

Primus Financial also made net distributions of $7.6 million and $5.7 million during the years ended December 31, 2007 and 2006, respectively, on the Primus Financial Cumulative Preferred Securities issued in December 2002. The increase in net distributions was primarily due to increased short-term interest rates and the maximum spread rates noted above.

Income Taxes

Provision for income taxes was $52 thousand and $42 thousand for the years ended December 31, 2007 and 2006, respectively. Primus Guaranty had a net deferred tax asset, fully offset by a valuation allowance, of $8.4 million and $9.5 million as of December 31, 2007 and December 31, 2006, respectively. The change in the deferred tax asset and valuation allowance resulted primarily from Primus Asset Management's share compensation expense, capitalized costs and pre-operating formation costs. It is expected that only the income of Primus Asset Management and its subsidiary, Primus Re, are likely to be subject to United States federal and local income taxes. However, were Primus Bermuda to be subject to income tax, at a combined United States federal, New York State and New York City income tax rate of 46%, on its United States GAAP income or loss, then its income tax expense or (benefit), excluding interest and penalties, would have been approximately $(247.7) million and $49.2 million for the years ended December 31, 2007 and 2006, respectively. These figures assume that Primus Financial is not deemed to be making distributions to Primus Bermuda; such distributions would subject Primus Bermuda to an additional United States federal branch profits tax.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Overview

Our net income for the year ended December 31, 2006 was $94.9 million compared with $4.1 million for the year ended December 31, 2005. The increase in net income during 2006 was primarily due to the mark-to-market unrealized gains on credit swaps from the portfolio of credit swaps sold by Primus Financial, compared with unrealized losses in the portfolio in 2005.

Interest income on our portfolio of investments was $28.4 million in 2006, compared with $16.0 million in 2005. The increase is due to higher market interest rates, together with increased invested balances, mainly arising from the investment of the proceeds of the $125 million debt issuance by Primus Financial in December 2005.

Interest expense and distributions on preferred shares issued by Primus Financial were $16.5 million in 2006, compared with $6.6 million in 2005. The increase is due to higher market interest rates in 2006, together with the interest expense associated with the $125 million debt issuance by Primus Financial in December 2005.

Our operating expenses were $36.4 million in 2006, compared with $27.5 million in 2005. The increase was primarily due to higher compensation and employee benefits as a result of increased headcount and higher professional fees, including employee recruiting costs. Included in 2006 was a credit of approximately $650 thousand related to a reduction in share compensation expense as a result of employee departures.

Net Credit Swap Revenue

Net credit swap revenue was $116.1 million and $23.1 million for the year ended December 31, 2006 and 2005, respectively.

The table below shows the Company's total net credit swap revenues, which are generated by Primus Financial and PRS Trading Strategies for the years ended December 31, 2006 and 2005 (in thousands):

	Years ended December 31,	
	2006	2005
Primus Financial	$116,651	$23,106
PRS Trading Strategies	(568)	—
Total consolidated net credit swap revenue	$116,083	$23,106

Net credit swap revenue is discussed below for Primus Financial.

Net Credit Swap Revenue – Primus Financial

Net credit swap revenue was $116.7 million and $23.1 million for the years ended December 31, 2006 and 2005, respectively. Net credit swap revenue includes:

- Net premiums earned;
- Net realized gains (losses) on credit swaps; and
- Net unrealized gains (losses) on credit swaps.

Net credit swap revenue for Primus Financial excludes $321 thousand and $346 thousand, for the years ended December 31, 2006 and 2005, respectively, of net revenue earned on three credit swap transactions with its affiliate, Primus Re, as these amounts are eliminated in consolidation.

The table below shows the components of net credit swap revenue for the years ended December 31, 2006 and 2005 (in thousands):

	Years ended December 31,	
	2006	2005
Net premiums earned	$ 69,446	$ 52,705
Net realized losses on credit swaps	(1,496)	(5,162)
Net unrealized gains (losses) on credit swaps	48,701	(24,437)
Total net credit swap revenue	$116,651	$ 23,106

Net Premiums Earned – Primus Financial

Net premiums earned were $69.4 million and $52.7 million for the years ended December 31, 2006 and 2005, respectively. Net premiums earned include:

- Premium income on single name credit swaps sold;
- Premium income on tranches sold;
- Premium income on credit swaps sold on asset backed securities (ABS);
- Premium expense on credit swaps purchased as short-term investments; and
- Premium expense on credit swaps purchased to offset credit risk on certain credit swaps sold.

The table below shows the components of net premiums earned for the years ended December 31, 2006 and 2005 (in thousands):

	Years ended December 31,	
	2006	2005
Premium income on single name credit swaps sold	$66,824	$53,702
Premium income on tranches sold	2,619	324
Premium income on ABS credit swaps sold	3	—
Premium expense on credit swaps purchased as short-term investments	—	(1,254)
Premium expense on credit swaps purchased to offset credit risk on certain swaps sold	—	(67)
Total net premiums earned	$69,446	$52,705

Premium income on single name credit swaps sold was $66.8 million and $53.7 million during the years ended December 31, 2006 and 2005, respectively. The increase was primarily due to the expansion of our credit swap portfolio. The average notional amounts outstanding of credit swaps sold were $14.9 billion and $12.2 billion for the years ended December 31, 2006 and 2005, respectively.

We began to sell credit swaps in tranche format during the second quarter of 2005, whereby we sell credit swaps referencing portfolios containing obligations of multiple Reference Entities. Premium income from the tranches sold was $2.6 million and $324 thousand for the years ended December 31, 2006 and 2005, respectively. The average notional amount outstanding was $288.0 million and $38.0 million for the years ended December 31, 2006 and 2005, respectively.

During the fourth quarter of 2006, we received rating agency approval to sell credit protection on asset-backed securities (ABS).

The portfolio of credit swaps purchased for short-term investment purposes and to offset credit risk was wound down to zero during 2005 and there was no premium expense for swaps of these types in 2006.

Net Realized Gains (Losses) on Credit Swaps – Primus Financial

Net realized gains (losses) for the years ended December 31, 2006 and 2005 are summarized below (in thousands):

	Years ended December 31,	
	2006	2005
Realized gains on terminated credit swaps sold	$ 1,519	$ 1,090
Realized gains on terminated tranches sold	483	—
Realized losses on terminated credit swaps sold	(3,498)	(4,601)
Realized gains on terminated credit swaps purchased as short-term investments	—	719
Realized losses on terminated credit swaps purchased as short-term investments	—	(2,196)
Realized losses on terminated credit swaps purchased to offset credit risk on certain swaps sold	—	(174)
Total net realized losses on credit swaps	$(1,496)	$(5,162)

Net realized losses on the early termination of credit swaps were $1.5 million and $5.2 million for the years ended December 31, 2006 and 2005, respectively. We terminated $445.7 million and $428.0 million notional amount of credit swaps sold during the years ended December 31, 2006 and 2005, respectively. We received $1.5 million and $1.1 million from the early termination of swaps at a realized gain during the years ended December 31, 2006 and 2005, respectively. We incurred realized losses of $3.5 million and $4.6 million during the years ended December 31, 2006 and 2005, respectively, from the early termination of swaps primarily in order to mitigate credit risk.

We terminated $50.0 million notional of tranches sold during the fourth quarter of 2006, resulting in a realized gain of $483 thousand.

We terminated $484.0 million notional amount of credit swaps purchased during the year ended December 31, 2005, resulting in a net realized loss of $1.5 million. During the course of 2005 we wound down our portfolio of credit swaps purchased and, as a consequence, there were no realized gains or losses on this portfolio in 2006.

During the third quarter of 2005, we terminated our position where we had purchased credit swaps to offset credit risk on certain swaps sold and we realized a loss of $174 thousand.

Net Unrealized Gains (Losses) on Credit Swaps – Primus Financial

The unrealized gains (losses) on credit swaps sold and credit swaps purchased as short-term investments and for credit risk offset purposes for the years ended December 31, 2006 and 2005 are summarized below (in thousands):

	Years ended December 31,	
	2006	2005
Net unrealized gains (losses) on credit swaps sold	$52,437	$(27,530)
Net unrealized gains (losses) on tranches sold	(3,713)	685
Net unrealized losses on ABS credit swaps sold	(23)	—
Net unrealized gains on credit swaps purchased as short-term investments	—	2,202
Net unrealized gains on credit swaps purchased to offset credit risk on certain credit swaps sold	—	206
Total net unrealized gains (losses) on credit swaps	$48,701	$(24,437)

Net unrealized gains (losses) on Primus Financial's credit swaps were $48.7 million and $(24.4) million for the years ended December 31, 2006 and 2005, respectively. The change in unrealized gains (losses) on credit swaps reflects the change in the fair value of our credit swap portfolio during these periods. The gain during the year of 2006 on credit swaps sold is primarily attributable to the increase in the fair value of the portfolio as market premiums fell during that period. Market premium levels at December 31, 2005 were higher than those prevailing at December 31, 2004, which resulted in the unrealized loss in the years ended December 31, 2005.

Asset Management and Advisory Fees

We earned $1.3 million and $190 thousand of asset management and advisory fees for the years ended December 31, 2006 and 2005, respectively. During the second quarter of 2006, we closed on our third investment grade Collateralized Swap Obligation or CSO, on behalf of third parties in exchange for management fees. During the third quarter of 2006, on behalf of another third party, we received an advisory fee of $400 thousand for the arrangement of a credit swap tranche transaction. On December 19, 2006, the offering of Primus CLO I, Ltd closed. Primus Asset Management will act as collateral manager of the CLO. Under the terms of the collateral management agreement of the CLO, Primus Asset Management will receive management fees quarterly for managing the selection, acquisition and disposition of the underlying collateral and for monitoring the underlying collateral. Some of our asset management contracts also provide for the receipt of contingent performance fees at maturity, none of which has been earned or accrued at December 31, 2006 or 2005, respectively.

Interest Income

We earned interest income of $28.4 million and $16.0 million for the years ended December 31, 2006 and 2005, respectively. The increase in interest income is primarily attributable to higher average invested balances resulting from the December 2005 issuance of $125 million of subordinated debt by Primus Financial and retained cash earnings, together with higher yields on our investment portfolio. The increase in yields is attributable to generally increasing market rates of interest during 2005 and 2006.

Average yields on our cash, cash equivalents and investments were 4.39% during the year ended December 31, 2006 compared with 3.28% for the year ended December 31, 2005.

The table below summarizes our interest income for the years ended December 31, 2006 and 2005 and our total cash, cash equivalents, available-for-sale and trading account assets at December 31, 2006 and 2005 (in thousands):

	Years ended December 31,	
	2006	2005
Interest income	$ 28,374	$ 16,047
Cash and cash equivalents*	$204,428	$ 69,355
Available-for-sale and trading account assets	599,448	560,147
Total cash, cash equivalents and available-for-sale and trading account assets	$803,876	$629,502

* Included in cash and cash equivalents are the net proceeds of approximately $121 million from our 7% senior note offering on December 27, 2006.

Other Trading Revenue

During the year ended December 31, 2006, PRS Trading Strategies recorded other trading revenues of $1.7 million. Other trading revenues comprises the net trading gains from PRS Trading Strategies' total return swaps, loan warehousing and bond trading activities. PRS Trading Strategies commenced operations in January 2006 and therefore prior year comparison information is not available.

Foreign Currency Revaluation

We transact credit swaps denominated in U.S. dollars and euros. Euro-denominated credit swaps comprised 29% of the notional amount of our Primus Financial credit swaps sold portfolio at December 31, 2006. Until the fourth quarter of 2005, net premiums received from swaps denominated in euros were retained in euros. We now sell the majority of our euro premium receipts as they are received for U.S dollars, retaining only a small working cash balance in euros. During the year ended December 31, 2006, we recorded a revaluation loss of $26 thousand on our significantly reduced holdings of euros. During the year ended December 31, 2005, the euro depreciated in value against the U.S. dollar resulting in currency revaluation losses of $1.5 million on our holdings of euros.

Operating Expenses

Our operating expenses were $36.4 million and $27.5 million for the years ended December 31, 2006 and 2005, respectively, as summarized below (dollars in thousands):

	Years ended December 31,	
	2006	2005
Compensation and employee benefits	$21,512	$15,935
Professional and legal fees	5,147	4,534
Depreciation and amortization	2,517	2,123
Technology and data	2,427	1,630
Other	4,796	3,326
Total operating expenses	$36,399	$27,548
Number of full-time employees, at end of period	52	35

Compensation expense for the year ended December 31, 2006 increased $5.6 million over the comparable prior year. Overall, the increase was primarily the result of an increase in headcount as we expanded our business operations and higher performance based incentives. Included in the year ended December 31, 2006, was a credit of approximately $650 thousand related to a reduction in share compensation expense as a result of employee departures. Compensation expense for the year ended December 31, 2005 included approximately $800 thousand related to the accelerated compensation expenses and accelerated vesting of shares related to the departure of former employees. Our accrued cash incentive compensation expense was $8.8 million for the year ended December 31, 2006, compared with an accrued expense of $4.8 million in the corresponding year of 2005. Share compensation expense was approximately $3.7 million for both years ended December 31, 2006 and 2005, respectively.

The increase in professional fees is primarily related to increased provisions for legal fees and employee recruiting costs. The increase in depreciation and amortization expense is due to the increase in purchases of fixed assets and higher capitalized software costs. The increase in technology and data expense was primarily attributable to the expansion of our technology platform to accommodate new trading strategies associated with our asset management build out. The increase in other expenses was primarily due to travel related costs and occupancy expenses associated with the additional office space in New York and London.

Interest Expense and Preferred Distributions

For the years ended December 31, 2006 and 2005, we incurred $10.8 million and $2.7 million of interest expense, respectively. The interest expense was incurred on the $75 million 30-year subordinated debt and the $125 million 15.5 year subordinated deferrable interest notes that were issued by Primus Financial in July 2004 and December 2005, respectively. The interest rate for the 30-year subordinated debt averaged 5.06% and 3.11% for the years ended December 31, 2006 and 2005, respectively.

On December 27, 2006, Primus Guaranty, Ltd. completed an offering of $125 million, 7% senior notes, which mature in December 2036. Interest on the senior notes will be payable quarterly of each year, beginning on March 27, 2007.

On December 19, 2005, Primus Financial issued $125 million of subordinated deferrable interest notes, which mature in June 2021. The average interest rate on these notes was 5.32% during the year ended December 31, 2006.

Primus Financial also made net distributions of $5.7 million and $3.9 million during the years ended December 31, 2006 and 2005, respectively, on the Primus Financial Cumulative Preferred Shares issued in December 2002. The average rate on these securities was 5.73% and 3.95% during the years ended December 31, 2006 and 2005, respectively.

Income Taxes

Provision for income taxes was $42 thousand and $46 thousand for the years ended December 31, 2006 and 2005, respectively. Primus Guaranty had a net deferred tax asset, fully offset by a valuation allowance, of $9.5 million and $4.8 million as of December 31, 2006 and December 31, 2005, respectively. The change in the deferred tax asset and valuation allowance resulted primarily from Primus Asset Management's estimated net operating loss. It is expected that only the income of Primus Asset Management and its subsidiary, Primus Re, are likely to be subject to United States federal and local income taxes. However, were Primus Bermuda to be subject to income tax, at a combined United States federal, New York State and New York City income tax rate of 46%, on its United States GAAP income, then its income tax expense (excluding interest and penalties) would have been approximately $49.2 million and approximately $3.7 million for the years ended December 31, 2006 and 2005, respectively. These figures assume that Primus Financial is not deemed to be making distributions to Primus Bermuda; such distributions would subject Primus Bermuda to an additional United States federal branch profits tax.

Non-GAAP Financial Measures – Economic Results

In addition to the results of operations presented in accordance with U.S. generally accepted accounting principles (GAAP), our management and our Board of Directors use certain Non-GAAP financial measures called Economic Results. We believe that our Economic Results provide information useful to investors in understanding our underlying operational performance and business trends. Economic Results is an accrual based measure of our financial performance, which in our view, better reflects our long-term buy and hold strategy in our credit protection business. However, Economic Results is not a measurement of financial performance or liquidity under GAAP, therefore, these Non-GAAP financial measures should not be considered as an alternative or substitute for GAAP.

We define Economic Results as GAAP net income (loss) adjusted for the following:

- Unrealized gains (losses) on credit swaps sold by Primus Financial are excluded from GAAP net income (loss);
- Realized gains from early termination of credit swaps sold by Primus Financial are excluded from GAAP net income (loss) and;
- Realized gains from early termination of credit swaps sold by Primus Financial are amortized over the period that would have been the remaining life of the credit swap, and that amortization is added to GAAP net income (loss).
- Provision for credit events.

We exclude unrealized gains (losses) on credit swaps sold because the fair value will fluctuate significantly as a result of changes in market credit swap premium levels and are not necessarily indicative of the performance of our underlying business and our general strategy of holding credit swaps sold until maturity, at which time the mark to market values would revert to zero, to the extent no realized gains or losses had occurred. We exclude realized gains on credit swaps sold because our strategy is focused on generation of premium income as opposed to trading gains and losses, although we amortize these realized gains over the original remaining life of the terminated contracts.

The following table below presents a reconciliation of our Economic Results (Non-GAAP measures) to GAAP:

	Years Ended December 31,		
	2007	2006	2005
GAAP net income (loss)	$(563,541)	$ 94,891	$ 4,083
Adjustments:			
Less: Change in unrealized fair value of credit swaps sold (gain) loss by Primus Financial	614,551	(48,701)	26,639
Less: Realized gains from early termination of credit swaps sold by Primus Financial	(3,463)	(2,002)	(1,090)
Add: Amortization of realized gains from the early termination of credit swap sold by Primus Financial	6,044	7,098	6,783
Less: Provision for credit events	(40,880)	—	—
Net Economic Results	$ 12,711	$ 51,286	$36,415
Economic earnings per diluted share	$ 0.28	$ 1.15	$ 0.82
Economic weighted average common shares outstanding – diluted	45,194	44,472	44,645

During the fourth quarter of 2007, management has included for Economic Results, a provision of $40.9 million to account for the credit events that occurred subsequent to the year ended December 31, 2007, which related to the portfolio of credit swaps sold on ABS.

Economic earnings per diluted share is calculated by dividing net economic results by the weighted average number of common shares adjusted for the potential issuance of common shares (dilutive securities).

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements (as such term is defined in Item 303 of Regulation S-K) that are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2007 and the effect that those obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

	Payment due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Property leases	$ 9,926	$ 1,255	$ 2,511	$ 2,503	$ 3,657
Senior notes	125,000	—	—	—	125,000
Interest on senior notes (b)	253,653	8,750	17,500	17,500	209,903
Subordinated deferrable interest notes	200,000	—(a)	—(a)	—(a)	200,000
Total	$588,579	$10,005	$20,011	$20,003	$538,560

(a) Payments on the subordinated deferrable interest notes for the next five years cannot be determined, as the notes are auction rate obligations.

(b) Net interest payments on the $125 million, 7% senior notes will vary due to the interest rate swap agreement, as previously discussed.

Property leases: Primus Financial currently occupies approximately 17,500 square feet of office space at 360 Madison Avenue, New York, New York at a fixed yearly rental (subject to certain escalations specified in the lease). In 2006, Primus Financial amended the original lease to extend its term to 2016 and add approximately 5,500 square feet of additional space. In addition, in 2006, we leased approximately 2,900 square feet of office space in London under a lease that expires in 2012. There are no material restrictions imposed by our lease agreements and the leases are categorized as operating leases.

Senior notes and Subordinated deferrable interest notes: For information on the terms of our debt, see note 10 of our notes to consolidated financial statements.

We have no other material long-term contractual obligations.

Liquidity and Capital Resources

Capital Strategy

Our consolidated cash, cash equivalents, available-for-sale and trading account securities were $860.3 million and $803.9 million as of December 31, 2007 and December 31, 2006, respectively. Since its inception, Primus Guaranty has raised both debt and equity capital and has contributed capital to its operating subsidiaries. Primus Guaranty is a holding company with no direct operations of its own, and as such, it is largely dependent upon the ability of its operating subsidiaries to generate cash to service its debt obligations and working capital needs.

On December 27, 2006, Primus Guaranty completed an offering of $125 million , 7% senior notes, which mature in December 2036. The senior notes are senior unsecured obligations and rank equally with all of our other unsecured and unsubordinated indebtedness. The senior notes are also structurally subordinated to all liabilities of Primus Guaranty's subsidiaries. The senior notes are redeemable at the option of Primus Guaranty, in whole or in part, at any time on or after December 27, 2011, at redemption price equal to 100% of the principal amount to be redeemed, plus any accrued and unpaid interest thereon to the redemption date. Interest on the senior notes is payable quarterly, beginning on March 27, 2007. The senior notes are rated BBB+/Baa1 by S&P and Moody's, respectively. Primus Guaranty intends to generally maintain assets available for debt service equivalent to two years' annual debt service on these senior notes.

In order to support its credit ratings, Primus Financial, is required to maintain capital in an amount determined by its capital models as agreed upon with S&P and Moody's. The capital required is primarily a function of Primus Financial's credit swap portfolio characteristics, operating expenses and tax position. Retained cash flow and proceeds from financings are utilized to increase our capital resources to support our credit swap business. At December 31, 2007 and December 31, 2006, Primus Financial had cash, cash equivalents and available-for-sale investments of $749.5 million and $624.5 million, respectively, which management believes is sufficient to operate its credit swap business.

Primus Financial receives cash from the receipt of credit swap premiums, realized gains from the early termination of credit swaps, interest income earned on our investment portfolio and capital raising activities. Cash is used to pay operating and administrative expenses, premiums on credit swaps purchased, realized losses from the early termination of credit swaps, interest on debt and preferred share distributions.

During the fourth quarter of 2007, the Company decided to discontinue Harrier, due in part to Harrier's performance and difficulty in raising third-party capital, given the market environment at that time. As a result, Harrier returned $52.0 million of its capital to Primus Guaranty during the fourth quarter of 2007 and subsequently, Primus Guaranty contributed $50 million to Primus Financial to support its credit swap business. The remaining capital in Harrier will be returned to Primus Guaranty during the first half of 2008, upon the final settlement of its closed trading positions.

Cash Flows

Cash flows from operating activities – Net cash provided by operating activities were $68.7 million and $42.2 million for the years ended December 31, 2007 and 2006, respectively. This increase is primarily attributable to higher premium income on a larger credit swap portfolio during 2007 compared with 2006, as a result of the continued growth of our credit swap portfolio.

Net cash provided by operating activities were $42.2 million and $36.3 million for the years ended December 31, 2006 and 2005, respectively. This increase is primarily attributable to higher premium income on a larger credit swap portfolio during 2006 compared with 2005, as a result of the continued growth of our credit swap portfolio.

Cash flows from investing activities – Net cash used in investing activities were $29.6 million and $21.9 million for the years ended December 31, 2007 and 2006, respectively. The change was primarily due to increased net purchases of available-for-sale investments in 2007 compared with 2006.

Net cash used in investing activities were $21.9 million and $404.3 million for the years ended December 31, 2006 and 2005, respectively. The decrease was primarily due to reduced purchases of available-for-sale investments in 2006 compared with 2005.

Cash flows from financing a ctivities – Net cash used in financing activities was $0.8 million for the year ended December 31, 2007. Net cash provided by financing activities was $114.6 million for the year ended December 31, 2006. In 2007, we used cash to pay preferred distributions by our subsidiary, Primus Financial, and repurchase and retire common shares, partially offset by the proceeds received from the exercise of warrants by XL Insurance (Bermuda) Ltd. In 2006, cash provided by financing was primarily the result of the net proceeds received from our senior notes offering.

Net cash provided by financing activities were $114.6 million and $116.4 million for the years ended December 31, 2006 and 2005, respectively. This decrease is primarily due to an increase in preferred distributions by our subsidiary, Primus Financial and higher debt issuance costs during 2006 compared with 2005, partly offset by lower repurchase and retirement of our common shares.

With our current capital resources and anticipated future credit swap premium receipts and interest income, we believe we have sufficient liquidity to pay our operating and financing expenses (including preferred distributions) over at least the next twelve months.

Recent Accounting Pronouncements

In April 2006, the FASB issued FASB Staff Position FIN 46(R)-6, *Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)* ("FSP FIN 46(R)-6"). FSP FIN 46(R)-6 addresses how variability should be considered when applying FIN 46(R). Variability affects the determination of whether an entity is a variable interest entity (VIE), which interests are variable interests, and which party, if any, is the primary beneficiary of the VIE required to consolidate. FSP FIN 46(R)-6 clarifies that the design of the entity also should be considered when identifying which interests are variable interests. The Company adopted FSP FIN 46(R)-6 during the third quarter of 2006 and applied it prospectively to all entities in which the Company first became involved with. The adoption of FSP FIN 46(R)-6 did not have a material effect on the Company's consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Effective January 1, 2007, the Company adopted FIN 48. The adoption of FIN 48 did not have a material effect on the Company's consolidated financial statements. See note 11 of notes to consolidated financial statements for further discussion.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company has determined that the adoption of SFAS No. 157 will not have a material effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Liabilities* ("SFAS No. 159"). SFAS No. 159 provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company has determined that the adoption of SFAS No. 159 will not have a material effect on its consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the potential for gains or losses that may result from changes in the value of a financial instrument as a consequence of changes in market conditions. Our primary market risk is changes in market credit swap premium levels, which increase or decrease the fair value of our credit swap portfolio. Market credit swap premium levels change as a result of specific events or news related to a Reference Entity, such as a change in a credit rating by any of the rating agencies. Additionally, market credit swap premium levels can vary as a result of changes in market sentiment. As a general matter, given our strategy of holding credit swaps sold until maturity, we do not seek to manage our overall exposure to market credit swap premium levels, and we expect fluctuations in the fair value of our credit swap portfolio as a result of these changes. As of December 31, 2007, each one basis point increase or decrease in market credit swap premiums would decrease or increase the fair value of our credit swap portfolio by approximately $10.7 million.

We face other market risks, which are likely to have a lesser impact upon our net income than those associated with market credit swap premium level risk. These other risks include interest rate risk associated with market interest rate movements. These movements may affect the value of our credit swap portfolio as our pricing model includes an interest rate component, which is used to discount future expected cash flows. Interest rate movements may also affect the carrying value of and yield on our investments. The Primus Financial Cumulative Preferred Shares pays distributions that are based upon the auction rate preferred market. A difference between the rates we pay in the auction rate preferred market and the interest rates we receive on our investments may result in an additional cost to our company. Assuming that auction results with respect to the Primus Financial Cumulative Preferred Shares reflect prevailing short-term interest rates, each 25 basis point increase or decrease in the level of those rates would increase or decrease Primus Financial's annual distribution cost by approximately $125,000 for each of the Series A and Series B MMP Receipts. In addition, interest rate movements may increase or decrease the interest expense we incur on our $200 million of subordinated deferrable interest notes. A 25 basis point increase in the level of those rates would increase Primus Financial's interest expense by $500,000 annually.

In February 2007, the Company entered into an interest rate swap agreement with a major financial institution that effectively converted a notional amount of $75 million of the Company's $125 million, 7% senior notes due in December 2036, to floating rate debt based on the three month LIBOR rate plus a spread as defined in the agreement. Assuming a 25 basis point increase or decrease in the three month LIBOR rate, our interest expense would increase or decrease by $187,500 annually.

Counterparty risk represents the potential for loss should one or more of our counterparties be unable to meet its obligations due to bankruptcy or a similar event, which could adversely affect our results of operations. Our counterparties generally have investment grade credit ratings.

Item 8. Financial Statements and Supplementary Data

Primus Guaranty, Ltd.
Index to Consolidated Financial Statements

All Financial Statement Schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or the Notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders' of Primus Guaranty, Ltd.

We have audited the accompanying consolidated statements of financial condition of Primus Guaranty, Ltd. (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Primus Guaranty, Ltd. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Primus Guaranty, Ltd.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
New York, New York

March 13, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Primus Guaranty, Ltd.

We have audited the internal control over financial reporting of Primus Guaranty, Ltd. (the "Company") as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Primus Guaranty, Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition of Primus Guaranty, Ltd. as of December 31, 2007 and 2006 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007 of Primus Guaranty, Ltd. and our report dated March 13, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
New York, New York

March 13, 2008

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control-Integrated Framework. Based on our assessment, we believe that as of December 31, 2007, the Company's internal control over financial reporting is effective based on that criteria.

/s/ Thomas W. Jasper
Thomas W. Jasper
Chief Executive Officer

/s/ Richard Claiden
Richard Claiden
Chief Financial Officer

Primus Guaranty, Ltd.
Consolidated Statements of Financial Condition
(in thousands except per share amounts)

	December 31, 2007	December 31, 2006
Assets		
Cash and cash equivalents	$ 242,665	$204,428
Available-for-sale investments	617,631	584,911
Trading account assets	—	14,537
Accrued interest receivable	7,684	6,374
Accrued premiums and receivables on credit and other swaps	4,187	4,022
Unrealized gain on credit and other swaps, at fair value	606	73,330
Fixed assets and software costs, net	5,036	5,510
Debt issuance costs, net	6,965	7,399
Other assets	3,872	1,957
Total assets	$ 888,646	$902,468
Liabilities and shareholders' equity		
Accounts payable and accrued expenses	$ 2,182	$ 2,854
Accrued compensation	5,957	8,800
Interest payable	831	625
Unrealized loss on credit and other swaps, at fair value	544,731	2,931
Accrued premiums and payables on credit and other swaps	1,770	44
Trading account liabilities	—	1,002
Long-term debt	325,904	325,000
Restructuring liabilities	1,709	—
Other liabilities	503	600
Total liabilities	883,587	341,856
Preferred securities of subsidiary	98,521	98,521
Commitments and contingencies		
Shareholders' equity (deficit)		
Common shares, $0.08 par value, 62,500,000 shares authorized, 45,035,593 and 43,380,893 shares issued and outstanding at December 31, 2007 and 2006	3,603	3,470
Additional paid-in-capital	280,224	269,420
Warrants	—	612
Accumulated other comprehensive loss	(4,712)	(2,375)
Retained earnings (deficit)	(372,577)	190,964
Total shareholders' equity (deficit)	(93,462)	462,091
Total liabilities, preferred securities of subsidiary and shareholders' equity	$ 888,646	$902,468

See accompanying notes.

Primus Guaranty, Ltd.
Consolidated Statements of Operations
(in thousands except per share amounts)

	Year Ended December 31,		
	2007	2006	2005
Revenues			
Net credit swap revenue (loss)	$(535,064)	$116,083	$23,106
Premiums earned on financial guarantees	—	400	405
Asset management and advisory fees	3,481	1,263	190
Interest income	41,847	28,374	16,047
Other trading revenue (loss)	(2,689)	1,770	—
Foreign currency revaluation loss	(107)	(26)	(1,546)
Total net revenues (losses)	(492,532)	147,864	38,202
Expenses			
Compensation and employee benefits	22,450	21,512	15,935
Professional and legal fees	4,948	5,147	4,534
Depreciation and amortization	1,748	2,517	2,123
Technology and data	4,620	2,427	1,630
Interest expense	20,729	10,849	2,660
Restructuring costs	3,022	—	—
Other	5,872	4,796	3,326
Total expenses	63,389	47,248	30,208
Distributions on preferred securities of subsidiary	7,568	5,683	3,865
Income (loss) before provision for income taxes	(563,489)	94,933	4,129
Provision for income taxes	52	42	46
Net income (loss) available to common shares	$(563,541)	$ 94,891	$ 4,083
Income (loss) per common share:			
Basic	$ (12.58)	$ 2.19	$ 0.09
Diluted	$ (12.58)	$ 2.13	$ 0.09
Average common shares outstanding:			
Basic	44,808	43,306	43,150
Diluted	44,808	44,472	44,645

See accompanying notes.

Primus Guaranty, Ltd.
Consolidated Statements of Shareholders' Equity
(in thousands)

	Year Ended December 31,		
	2007	2006	2005
Common shares			
Balance at beginning of year	$ 3,470	$ 3,454	$ 3,422
Conversion of warrants to common shares	113	—	—
Shares repurchased and retired	—	—	(15)
Shares vested under employee compensation plans	15	12	42
Issuance of common shares from exercise of options	5	4	5
Balance at end of year	3,603	3,470	3,454
Additional paid-in-capital			
Balance at beginning of year	269,420	265,966	264,973
Conversion of warrants to common shares	7,834	—	—
Shares repurchased and retired	(1,316)	(793)	(3,139)
Shares vested under employee compensation plans	3,733	3,642	3,644
Issuance of common shares from exercise of options	553	605	488
Balance at end of year	280,224	269,420	265,966
Warrants			
Balance at beginning of year	612	612	612
Conversion of warrants to common shares	(612)	—	—
Balance at end of year	—	612	612
Accumulated other comprehensive loss			
Balance at beginning of year	(2,375)	(4,254)	—
Foreign currency translation adjustments	(18)	203	—
Change in unrealized holding gains (losses) on available-for-sale securities	(2,319)	1,676	(4,254)
Balance at end of year	(4,712)	(2,375)	(4,254)
Retained earnings (deficit)			
Balance at beginning of year	190,964	96,073	91,990
Net income (loss)	(563,541)	94,891	4,083
Balance at end of year	(372,577)	190,964	96,073
Total shareholders' equity (deficit) at end of year	$ (93,462)	$462,091	$361,851
Comprehensive income (loss)			
Net income (loss)	$(563,541)	$ 94,891	$ 4,083
Foreign currency translation adjustments	(18)	203	—
Change in unrealized gains (losses) on available-for-sale investments	(2,319)	1,676	(4,254)
Comprehensive income (loss)	$(565,878)	$ 96,770	$ (171)

See accompanying notes.

Primus Guaranty, Ltd.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2007	2006	2005
Cash flows from operating activities			
Net income (loss)	$(563,541)	$ 94,891	$ 4,083
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Non-cash items included in net income (loss):			
Depreciation and amortization	1,748	2,517	2,123
Share compensation	3,748	3,654	3,686
Net unrealized (gain) loss on credit swap portfolio	614,524	(48,578)	24,437
Net amortization of premium and discount on securities	(8,245)	(4,243)	—
Restructuring costs	3,022	—	—
Loss on disposal of assets	—	25	—
Amortization of debt issuance costs	311	166	64
Distributions on preferred securities of subsidiary	7,568	5,683	3,865
Increase (decrease) in cash resulting from changes in:			
Accrued interest receivable	(1,310)	(1,247)	(3,746)
Accrued premiums and interest receivable on credit and other swaps	(165)	(561)	85
Other assets	(1,205)	(447)	452
Trading account assets	14,537	(14,537)	—
Accounts payable and accrued expenses	(549)	(81)	2,117
Accrued compensation	(1,665)	3,967	(484)
Trading account liabilities	(1,002)	1,002	—
Interest payable	206	221	40
Accrued premiums and payables on credit swaps	1,726	—	—
Restructuring liabilities	(911)	—	—
Other liabilities	(97)	(273)	(425)
Net cash provided by operating activities	68,700	42,159	36,297
Cash flows from investing activities			
Fixed asset purchases and capitalized software costs	(2,805)	(3,059)	(1,019)
Cash receipts on CLO investment	981	—	—
Purchases of available-for-sale and other investments	(743,752)	(261,045)	(755,659)
Maturities and sales of available-for-sale investments	715,977	242,200	352,359
Net cash used in investing activities	(29,599)	(21,904)	(404,319)
Cash flows from financing activities			
Repurchase and retirement of common shares	(1,170)	(793)	(3,154)
Proceeds from employee exercise of options	557	609	493
Proceeds from exercise of warrants	7,335	—	—
Proceeds from issuance of debt	—	125,000	125,000
Debt issuance costs	—	(4,518)	(2,086)
Net preferred distributions of subsidiary	(7,568)	(5,683)	(3,865)
Net cash provided by (used in) financing activities	(846)	114,615	116,388
Net effect of exchange rate changes on cash	(18)	203	—
Net increase (decrease) in cash	38,237	135,073	(251,634)
Cash and cash equivalents at beginning of year	204,428	69,355	320,989
Cash and cash equivalents at end of year	$ 242,665	$ 204,428	$ 69,355
Supplemental disclosures			
Cash paid for interest	$ 20,212	$ 10,461	$ 2,572
Cash paid for taxes	53	90	4

See accompanying notes.

1. Organization and Business

Primus Guaranty, Ltd., together with its consolidated subsidiaries ("Primus Guaranty" or "the Company"), is a Bermuda holding company that conducts business through several operating subsidiaries, including Primus Financial Products, LLC ("Primus Financial"), Primus Asset Management, Inc. ("Primus Asset Management"), Harrier Credit Strategies Master Fund, LP ("Harrier") and PRS Trading Strategies, LLC ("PRS Trading Strategies").

Primus Financial is a Credit Derivative Product Company ("CDPC"), which is a "AAA/Aaa" rated seller of credit swaps to banks and credit swap dealers, referred to as counterparties, against primarily investment grade credit obligations of corporate and sovereign issuers. In exchange for a fixed quarterly premium Primus Financial agrees, upon the occurrence of a defined credit event (*e.g.*, bankruptcy, failure to pay or restructuring) affecting a designated issuer, referred to as a Reference Entity, to pay its counterparty an agreed upon notional amount against delivery to Primus Financial of the Reference Entity's debt obligation in the same notional amount. Credit swaps related to a single specified Reference Entity are referred to as "single name credit swaps." Primus Financial seeks to minimize the risk inherent in its credit swap portfolio by maintaining a high quality, diversified credit swap portfolio across Reference Entities, industries, countries and rating grades. Primus Financial also sells credit swaps referencing portfolios containing obligations of multiple Reference Entities, which are referred to as "tranches" and sells credit swaps referencing residential mortgage-backed securities, which are referred to as ABS. Defined credit events related to ABS may include any or all of the following: failure to pay principal, write-down in the reference obligation and downgrades to CCC or below of the reference obligation.

Primus Asset Management, Inc., or Primus Asset Management, acts as an investment manager to affiliated companies and third party entities. It currently manages the credit swap and cash investment portfolios of its affiliate, Primus Financial. On July 10, 2007, the offering of Primus CLO II, Ltd on behalf of third parties was completed. Primus Asset Management added approximately $400 million to its existing assets under management. With the completion of this new CLO, Primus Asset Management now manages two CLO's. A CLO issues securities backed by a diversified pool of primarily below investment grade rated senior secured loans of corporations. Additionally, Primus Asset Management manages three investment grade Collateralized Swap Obligations or CSO's on behalf of third parties. A CSO issues securities backed by one or more credit swaps sold against a diversified pool of investment grade corporate or sovereign reference entities. Primus Asset Management receives fees from third party entities for its investment management services on the five transactions totaling $1.6 billion of assets currently under management. Primus Asset Management has entered into a Services Agreement with its affiliates, whereby it provides services to its affiliates including management, consulting and information technology.

In January 2006, PRS Trading Strategies, LLC ("PRS Trading Strategies") commenced operations to trade in a broad range of fixed income products, including credit default swaps, investment grade and high yield bonds, as well as leveraged loans. This was part of Primus Asset Management's strategy to expand its asset management business. In April 2007, Primus Guaranty formed Harrier Credit Strategies Master Fund, LP ("Harrier"), a Cayman Islands exempted limited partnership to enable it to more efficiently raise capital from third party investors. During the second quarter of 2007, Primus Guaranty transferred the trading portfolio of its subsidiary, PRS Trading Strategies to Harrier. Harrier traded in an expanded range of fixed income products from PRS Trading, including credit swaps, total return swaps on loan transactions, CDS Indices, leveraged loans and investment grade and non-investment grade securities.

During the fourth quarter of 2007, the Company decided to discontinue Harrier, due in part to Harrier's performance and difficulty in raising third-party capital, given the market environment at that time. As a result of this decision, in the fourth quarter of 2007, the Company recorded restructuring costs of $3.0 million. Of the total restructuring costs, approximately $2.2 million was in connection with the write-off of certain software and technology assets and approximately $0.8 million related to net employee termination benefits. As of December 31, 2007, significantly all of Harrier's trading positions have been closed.

Primus Re, Ltd. ("Primus Re"), is a Bermuda company that operates as a financial guaranty insurance company and is licensed as a Class 3 Insurer under the Bermuda Insurance Act of 1978. Primus Re's business is to act as a conduit, or transformer, between parties interested in buying or selling protection in insurance form and other parties interested in assuming the opposite risk position in the form of credit swaps. Primus Re was inactive during the year ended December 31, 2007. On December 31, 2006, the three-year financial guarantee insurance contracts written by Primus Re expired.

Primus Guaranty (UK), Ltd. ("PGUK") was incorporated in England to expand the Company's presence and further develop its business and relationships across Europe. On January 9, 2008, PGUK was authorized by the United Kingdom's Financial Services Authority.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Primus Guaranty, Ltd. and its subsidiaries and are presented in accordance with U.S. generally accepted accounting principles ("GAAP"). Significant intercompany transactions have been eliminated in consolidation.

The consolidated financial statements represent a single reportable segment, as defined in Statement of Financial Accounting Standards ("SFAS") No. 131, *Disclosures about Segments of an Enterprise and Related Information.*

The consolidated financial statements are presented in U.S. dollar equivalents. During the periods presented, the Company's credit swap activities were conducted in U.S. dollars and euros.

Certain prior year amounts have been reclassified to conform to current year presentation. There was no effect on net income (loss) as a result of these reclassifications.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Management's estimates and assumptions are used mainly in estimating the fair value of credit swaps and the deferred tax asset valuation.

Cash and Cash Equivalents

Primus Guaranty defines cash equivalents as short term, highly liquid securities and interest earning deposits with maturities at time of purchase of 90 days or less.

Investments

The Company accounts for its investments classified as debt securities and fixed maturity securities in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities (SFAS 115)* and Emerging Issues Task Force ("EITF") Issue No. 99-20, *Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets (EITF 99-20).* The Company's management determines the appropriate classification of securities at the time of purchase and are recorded in the consolidated statements of financial condition on the trade date. The Company has certain debt securities and fixed maturity securities that are classified as available-for-sale investments. Available-for-sale investments have maturities at time of purchase greater than 90 days. Available-for-sale investments are carried at fair value with the unrealized gains or losses, net of tax, reported in accumulated other comprehensive loss as a separate component of shareholders' equity. The Company does not have any investments classified as held-to-maturity.

Interest Income

The Company earned interest income on its cash and cash equivalents, available-for-sale securities, which include U.S. government agency obligations, the Company's investment in CLO's and trading account assets, which included corporate and sovereign bonds.

Other trading revenue (loss)

Other trading revenue (loss) comprises of the net trading gains or losses from Harrier/PRS Trading. Other trading revenue (loss) includes the realized and unrealized gains or losses on total return swaps on loan transactions, corporate and sovereign bonds and the net interest earned on the total return swaps and from loans in the warehousing period.

Credit Swaps

Credit swaps are over-the-counter ("OTC") derivative financial instruments and are recorded at fair value in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. Obtaining the fair value (as such term is defined in SFAS No. 133) for such instruments requires the use of management's judgment. These instruments are valued using pricing models based on the net present value of expected future cash flows and observed prices for other OTC transactions bearing similar risk characteristics. The fair value of these instruments appears on the consolidated statement of financial condition as unrealized gains or losses on credit and other swaps. The Company does not believe that its credit swaps fall outside the scope of the guidance of SFAS No. 133 paragraph 10d, as amended by SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, because there is no contractual requirement that the protection purchaser be exposed to the underlying risk.

Net credit swap revenue (loss) includes realized and unrealized gains and losses on credit swaps and net premiums earned. Premiums are recognized as income as they are earned over the life of the transaction.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents at exchange rates prevailing on the date of the consolidated statements of financial condition. Revenues and expenses are translated at average exchange rates during the period. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars, are included in accumulated other comprehensive loss, a component of shareholders' equity. Gains and losses resulting from currency transactions to U.S. dollar equivalents are reflected in the foreign currency revaluation loss caption in the consolidated statements of operations.

Variable Interest Entities

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* (FIN46). In December 2003, the FASB issued a revision of FIN46 to address certain technical corrections and implementation issues (FIN46R). Under FIN46R, a variable interest entity or VIE is defined as an entity that: (1) has an insufficient amount of equity investment to carry out its principal activities without additional subordinated financial support; (2) has a group of equity owners that are unable to make significant decisions about its activities; or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by the entity.

In accordance with FIN46R, the Company is required to consolidate the variable interest entity if it is determined to be the primary beneficiary. The primary beneficiary of the VIE, is the party that absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both. The Company may be involved with various entities in the normal course of business that may be deemed to be VIE's and may hold interests therein, including debt securities and derivative instruments that may be considered variable interests. Transactions associated with these entities include structured financing arrangements, including collateralized loan obligations.

The Company determines whether it is the primary beneficiary of a VIE by performing a qualitative analysis of the VIE that includes a review of, among other factors, its capital structure, contractual terms, which interests create or absorb variability, related party relationships and the design of the VIE. When the primary beneficiary cannot be identified through a qualitative analysis, the Company performs a quantitative analysis, which computes and allocates expected losses or expected residual returns to variable interest holders. Under this method, the Company calculates its share of the VIE's expected losses and expected residual returns using the specific cash flows that would be allocated to it, based on the contractual arrangements and the Company's position in the VIE's capital structure, under various probability-weighted scenarios.

Property, Plant and Equipment

Fixed assets are stated at cost less accumulated depreciation and amortization. Fixed assets include computers, office and telephone equipment and furniture and fixtures, which are depreciated using a straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life.

Internal Use Software Costs

In accordance with Statement of Position SOP 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* (Statement 98-1), the Company capitalizes qualifying computer software costs. The Company amortizes capitalized internal use software costs using the straight-line method over the estimated useful lives of five years.

Deferred Debt Issuance Costs

The Company has incurred costs in connection with its debt issuances. These costs are capitalized as debt issuance costs in the consolidated statements of financial condition and are being amortized over the life of the related debt arrangement which ranges from fifteen to thirty years, from the date of issuance. Amortization of debt issuance costs are included in interest expense in the consolidated statements of operations.

Income Taxes

Income tax expense is computed in accordance with the requirements of SFAS No. 109, *Accounting for Income Taxes*, which prescribes the asset and liability approach to accounting for income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The Company establishes a valuation allowance against deferred tax assets when it is more likely than not that some portion or all of those deferred tax assets will not be realized.

Share-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R), *Share-Based Payment*, using the modified prospective transition method. SFAS No. 123(R) requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee options and other forms of equity compensation based on estimated fair values.

Share compensation expense is recognized based on the fair value of options, performance shares and restricted share units ("RSU") as determined on the date of grant and is being expensed over the related vesting period. The fair value of the options granted is determined using the Black-Scholes option-pricing model. Upon the adoption of SFAS No. 123(R), the Company continues to apply the Black-Scholes option pricing model for determining the estimated fair value for share awards as it deems it to be the most appropriate model. The use of the Black-Scholes model requires certain estimates for values of variables used in the model. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Share compensation expense is included in compensation and employee benefits in the consolidated statements of operations. See note 17 for further discussion.

Recent Accounting Pronouncements

In April 2006, the FASB issued FASB Staff Position FIN 46(R)-6, *Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)* ("FSP FIN 46(R)-6"). FSP FIN 46(R)-6 addresses how variability should be considered when applying FIN 46(R). Variability affects the determination of whether an entity is a variable interest entity (VIE), which interests are variable interests, and which party, if any, is the primary beneficiary of the VIE required to consolidate. FSP FIN 46(R)-6 clarifies that the design of the entity also should be considered when identifying which interests are variable interests. The Company adopted FSP FIN 46(R)-6 during the third quarter of 2006 and applied it prospectively to all entities in which the Company first became involved with. The adoption of FSP FIN 46(R)-6 did not have a material effect on the Company's consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Effective January 1, 2007, the Company adopted FIN48. The adoption of FIN 48 did not have a material effect on the Company's consolidated financial statements. See note 11 of notes to consolidated financial statements for further discussion.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company has determined that the adoption of SFAS No. 157 will not have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Liabilities* ("SFAS No. 159"). SFAS No. 159 provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company has determined that the adoption of SFAS No. 159 will not have a material impact on its consolidated financial statements.

3. Cash and Cash Equivalents

As of December 31, 2007 and 2006, the Company's cash and cash equivalents included U.S. government agency obligations (including government-sponsored enterprises) rated AAA and Aaa by the respective rating agencies, interest bearing bank deposits, commercial paper and money market funds. All outstanding obligations in this category mature within 90 days. Cash and cash equivalents were $242.7 million and $204.4 million at December 31, 2007 and 2006, respectively.

4. Available-for-sale investments

Available-for-sale investments include U.S. government agency obligations (including government-sponsored enterprises) rated AAA and Aaa by the respective rating agencies, commercial paper rated A-1 and P-1 by the respective rating agencies and the Company's collateralized loan obligations or CLO investments. The Company accounts for its CLO investments as debt securities and fixed maturity securities in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities (SFAS 115)* and Emerging Issues Task Force ("EITF") Issue No. 99-20, *Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets (EITF 99-20).* Accordingly, the CLO investments are classified as available-for-sale investments. Available-for-sale investments are carried at fair value with the unrealized gains or losses reported in accumulated other comprehensive loss as a separate component of shareholders' equity. Available-for-sale investments have maturities at time of purchase greater than 90 days.

The following table summarizes the composition of the Company's available-for-sale investments at December 31, 2007 and 2006 (in thousands):

	December 31, 2007			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
U.S government agency obligations	$607,663	$480	$ (169)	$607,974
Collateralized loan obligations	14,880	—	(5,223)	9,657
Total	$622,543	$480	$(5,392)	$617,631

	December 31, 2006			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
U.S government agency obligations	$554,691	$89	$(2,551)	$552,229
Commercial paper	26,275	1	—	26,276
Collateralized loan obligation	6,536	—	(130)	6,406
Total	$587,502	$90	$(2,681)	$584,911

The following table summarizes the fair value of investments that have been in a continuous unrealized loss position for less than 12 months and for 12 months or more at December 31, 2007 and 2006 (in thousands):

	December 31, 2007 Securities with Unrealized Losses					
	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government agency obligations..	$127,139	$ (59)	$104,600	$ (110)	$231,739	$ (169)
Collateralized loan obligations.......	5,302	(3,065)	4,355	(2,158)	9,657	(5,223)
Total	$132,441	$(3,124)	$108,955	$(2,268)	$241,396	$(5,392)

	December 31, 2006 Securities with Unrealized Losses					
	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government agency obligations..	$19,978	$ (90)	$331,709	$(2,461)	$351,687	$(2,551)
Collateralized loan obligation	6,406	(130)	—	—	6,406	(130)
Total	$26,384	$(220)	$331,709	$(2,461)	$358,093	$(2,681)

The Company makes an assessment to determine whether unrealized losses reflect declines in value of securities that are other-than-temporarily impaired. The Company considers many factors including the length of time and significance of the decline in fair value; the Company's intent and ability to hold the investment for a sufficient period of time for a recovery in fair value; recent events specific to the issuer or industry; credit ratings and asset quality of collateral structure; and any significant changes in estimated cash flows. If the Company, based on its evaluation of the above factors, determines that the impairment is other-than-temporary, the carrying value of the security is written down to fair value and the unrealized loss is recognized through a charge to earnings in the consolidated statements of operations. Based on the Company's evaluation, it does not consider these investments to be other-than-temporarily impaired at December 31, 2007 and 2006.

The U.S. government agency obligations mature before November 2008. The two CLO investments are scheduled to mature in 2019 and 2021, respectively, although the actual maturity of each may be sooner.

5. Trading account assets and liabilities

Trading account assets include debt securities held for trading purposes that the Company owns (long positions). Trading account liabilities include debt securities that the Company has sold to other parties but does not own (short positions). The Company is obligated to purchase securities at a future date to cover the short positions.

During the fourth quarter of 2007 the Company decided to discontinue Harrier, a fund formed in April 2007. As a result, during the fourth quarter of 2007, all debt security positions were closed by December 31, 2007.

During 2007 and 2006, Harrier/PRS Trading Strategies purchased and sold corporate and sovereign bonds for trading purposes. Trading positions were carried at fair value on the consolidated statements of financial condition, with unrealized gains or losses recorded in the consolidated statements of operations. At December 31, 2006, the fair value of these trading account assets and trading account liabilities was approximately $14.5 million and $1.0 million, respectively.

6. Credit Swap Revenues and Portfolio

Overview

Net credit swap revenue (loss) as presented in the consolidated statements of operations comprises changes in the fair value of credit swaps, realized gains or losses on the termination of credit swaps and premium income or expense. The realized gains and losses on credit swaps represent realized gains and losses on the termination of credit swaps. The realization of gains or losses on credit swaps will generally result in a reduction in unrealized gains or losses and accrued premium at the point in time realization occurs.

Credit swaps are derivative transactions that obligate one party to the transaction (the "Seller") to pay an amount to the other party to the transaction (the "Buyer") should an unrelated third party or portfolio of third parties (the "Reference Entity") specified in the contract be subject to one of a specified group of events ("credit events"). The amount to be paid by the Seller will either be (a) the notional amount of the transaction, in exchange for which the Seller must be delivered a defined obligation of the Reference Entity (called physical settlement), or (b) the difference between the current market value of a defined obligation of the Reference Entity and the notional amount of the transaction (called cash settlement). In exchange for taking the risk of the contract, the Seller will receive a fixed premium for the term of the contract (or until the occurrence of a defined credit event). The fixed premium is generally paid quarterly in arrears over the term of the transaction. Premium income is recognized ratably over the life of the transaction as a component of net credit swap revenue (loss). When the Company purchases credit swaps from its counterparties, the Company pays fixed premiums over the term of the contract. Premium expense is recognized ratably over the life of the transaction as a component of net credit swap revenue (loss).

All credit swap transactions entered into between the Buyer and the Seller are subject to an International Swaps and Derivatives Association, Inc. Master Agreement or ("ISDA Master Agreement") executed by both parties. The ISDA Master Agreement allows for the aggregation of the market exposures and termination of all transactions between the Buyer and Seller in the event a default (as defined by the ISDA Master Agreement) occurs in respect of either party.

The primary risks inherent in the Company's activities are (a) where the Company is a Seller that Reference Entities specified in its credit swap transactions will experience credit events that will require the Company to make payments to the Buyers of the transactions. Defined credit events may include any or all of the following: bankruptcy, failure to pay, repudiation or moratorium, and modified or original restructuring, (b) where the Company is a Buyer of a credit swap and a defined credit event occurs, the Seller fails to make payment to the Company, and (c) that Buyers of the transactions from the Company will default on their required premium payments. Defined credit events related to the Company's credit swaps against ABS may include any or all of the following: failure to pay principal, write-down in the reference obligation and distressed ratings downgrade of the reference obligation. See note 20 for further discussion.

The Company terminates a credit swap in one of two ways. The Company may negotiate an agreed termination with the original counterparty (an unwind). The Company may negotiate an assignment and novation of its rights and obligations under the credit swap to a third party (an assignment). In the event of an unwind or assignment, the Company pays or receives a cash settlement negotiated with the counterparty or assignee, based on the fair value of the credit swap contract and the accrued premium on the swap contract at the time of negotiation. The amounts the Company pays or receives are recorded as a realization of fair value and as a realization of accrued premiums in the period in which the termination occurs.

In accordance with accounting principles generally accepted in the United States, the Company carries its credit swaps on its consolidated statements of financial condition at their fair value. Changes in the fair value of the Company's credit swap portfolio are recorded as unrealized gains or losses as a component of net credit swap revenue (loss) in the Company's consolidated statements of operations. If a credit swap has an increase or decline in fair value during a period, the increase will add to the Company's net credit swap revenue and the decline will subtract from the Company's net credit swap revenue for that period, respectively. Changes in the fair value of the Company's credit swap portfolio are a function of the notional amount and composition of the portfolio and prevailing market credit swap premiums for comparable credit swaps. The Company generally holds the credit swaps it sells to maturity, at which point, assuming no defined credit event has occurred, the cumulative unrealized gains and losses on each credit swap would equal zero.

Primus Financial and Harrier each enters into valid ISDA Master Agreements with their counterparties and each entity aggregates their respective transactions on a counterparty basis for presentation on the Company's consolidated statements of financial condition. If the aggregate total of fair values with a counterparty is a net gain, the total is recorded as a component of unrealized gains on credit swaps, at fair value in the consolidated statements of financial condition. If the aggregate total of fair values with a counterparty is a net loss, the total is recorded as a component of unrealized losses on credit and other swaps, at fair value in the consolidated statements of financial condition.

Primus Financial

Under the terms of Primus Financial's operating guidelines, derivatives transactions can only include credit swaps.

Primus Financial is primarily a Seller of credit swaps. As a general rule, when Primus Financial sells credit swaps, it intends to hold the transaction until maturity. However, there are two sets of circumstances in which the Company could elect to terminate transactions prior to maturity, and the Company monitors its portfolio on a continuing basis to assess whether those circumstances are present.

First, whenever Primus Financial receives new information suggesting that the credit quality of the underlying risk has deteriorated to a material degree, the Company considers the possibility of terminating the transaction, usually at a loss, to avoid the larger loss that could result if the credit swap were to remain in place until a defined credit event occurs.

Second, Primus Financial may elect to terminate a transaction for which it has an unrealized gain or loss based on one or more of the following considerations: the likelihood of further gains or losses arising from the position, its view as to whether the capital dedicated to the position could be profitably reallocated, its total exposure to a particular Reference Entity, the total size of its portfolio in relation to its capital and the total size of its swap positions and exposures with a particular counterparty which might be reduced so that the counterparty may enter into additional swaps with Primus Financial.

Harrier/PRS Trading Strategies

In April 2007, Primus Guaranty formed Harrier, a Cayman Islands exempted limited partnership. During the second quarter of 2007, Primus Guaranty transferred the trading portfolio of PRS Trading Strategies to Harrier. Harrier traded in a broad range of fixed income products, including credit swaps, total return swaps on loan transactions, leveraged loans and investment grade and non-investment grade securities. At December 31, 2007, Harrier has closed substantially all of its credit swap positions.

Consolidated Net Credit Swap Revenue (Loss) and Credit Swap Portfolio Information

The tables below present the components of consolidated net credit swap revenue (loss) for the years ended December 31, 2007, 2006 and 2005 (in thousands):

	Years ended December 31,		
	2007	2006	2005
Net premium income	$ 84,771	$ 69,408	$ 52,705
Net realized losses	(5,190)	(1,769)	(5,162)
Change in unrealized gains (losses)	(614,645)	48,444	(24,437)
Total net credit swap revenue (loss)	$(535,064)	$116,083	$ 23,106

The table below, in thousands, represent the Company's consolidated notional amount, fair value and average fair value of open credit swap transactions entered into with third parties at December 31, 2007 and 2006 (excluding CDS index and index tranches and total return swaps transacted by PRS Trading Strategies with net fair values of $48 thousand as of December 31, 2006):

	December 31, 2007	December 31, 2006
Gross Notional Amounts:		
Credit swaps sold-single name	$18,260,653	$15,485,145
Credit swaps sold-tranche	4,700,000	500,000
Credit swaps sold-ABS	80,000	15,000
Credit swaps purchased-single name	(25,410)	(147,597)
Fair value:		
Asset	606	73,281
Liability	544,731	2,930
Average fair value:		
Asset	33,217	57,433
Liability	165,087	1,990

"Asset" in the table above represents unrealized gains on credit swaps while "Liability" represents unrealized losses on credit swaps. All credit swaps are subject to netting arrangements that have been contractually established independently by Primus Financial and Harrier with each of their counterparties under an ISDA Master Agreement. The notional amounts of the credit swap contracts in the preceding table are presented on a gross basis and the fair values of such contracts are netted by counterparty.

The tables that follow summarize in thousands, by credit rating of Reference Entities and of counterparties, the notional amounts and fair values of credit swap transactions outstanding for the Company as of December 31, 2007 and 2006 (excluding CDS index and index tranches and total return swaps transacted by PRS Trading Strategies with net fair values of $48 thousand as of December 31, 2006):

Moody's Rating Category	December 31, 2007 Notional Amount	December 31, 2007 Fair Value	December 31, 2006 Notional Amount	December 31, 2006 Fair Value
By Single Name Reference Entity/Tranche				
Credit Swaps Sold-Single Name:				
Aaa	$ 828,504	$ (3,953)	$ 761,211	$ 1,483
Aa	3,832,904	(91,863)	2,690,166	9,364
A	6,047,762	(36,544)	6,075,786	29,501
Baa	6,882,813	(22,162)	5,427,937	32,786
Ba	570,090	(17,235)	470,842	1,467
B	71,080	(2,390)	59,203	(706)
Caa	27,500	(2,791)	—	—
Total	$18,260,653	$(176,938)	$15,485,145	$73,895
Credit Swaps Sold-Tranche:				
Aaa	$ 3,450,000	$(172,175)	$ —	$ —
Aa	950,000	(94,312)	300,000	(2,494)
A	300,000	(53,569)	200,000	(534)
Total	$ 4,700,000	$(320,056)	$ 500,000	$(3,028)
Credit Swaps Sold-ABS(1):				
A	$ 25,000	$ (12,821)	$ 10,000	$ (15)
Baa	35,000	(20,470)	5,000	(8)
Ba	15,000	(11,353)	—	—
B	5,000	(4,038)	—	—
Total	$ 80,000	$ (48,682)	$ 15,000	$ (23)
Credit Swaps Purchased-Single Name:				
Aa	$ (8,160)	$ 403	$ (15,000)	$ (15)
A	(12,380)	335	(36,000)	(10)
Baa	(4,870)	813	(83,636)	(484)
Ba	—	—	(6,961)	235
B	—	—	(6,000)	(219)
Total	$ (25,410)	$ 1,551	$ (147,597)	$ (493)
By Counterparty Buyer / (Seller)				
Credit Swaps Sold-Single Name:				
Aaa	$ 3,625,845	$ (34,091)	$ 982,194	$ 5,003
Aa	12,153,764	(118,109)	12,037,591	57,175
A	2,481,044	(24,738)	2,465,360	11,717
Total	$18,260,653	$(176,938)	$15,485,145	$73,895

Moody's Rating Category	December 31, 2007 Notional Amount	December 31, 2007 Fair Value	December 31, 2006 Notional Amount	December 31, 2006 Fair Value
Credit Swaps Sold-Tranche:				
Aaa	$ 400,000	$ (33,706)	$ —	$ —
Aa	3,850,000	(246,490)	500,000	(3,028)
A	450,000	(39,860)	—	—
Total	$4,700,000	$(320,056)	$ 500,000	$(3,028)
Credit Swaps Sold-ABS:				
Aaa	$ 15,000	$ (10,241)	$ 10,000	$ (15)
Aa	40,000	(21,969)	5,000	(8)
A	25,000	(16,472)	—	—
Total	$ 80,000	$ (48,682)	$ 15,000	$ (23)
Credit Swaps Purchased-Single Name:				
Aaa	$ (5,000)	$ 383	$ (9,961)	$ (120)
Aa	(20,410)	1,168	(137,636)	(373)
Total	$ (25,410)	$ 1,551	$(147,597)	$ (493)

(1) — See note 20 for further discussion.

S&P Rating Category	December 31, 2007 Notional Amount	December 31, 2007 Fair Value	December 31, 2006 Notional Amount	December 31, 2006 Fair Value
By Single Name Reference Entity/Tranche				
Credit Swaps Sold-Single Name:				
AAA	$ 1,071,504	$ (32,181)	$ 940,031	$ 1,721
AA	3,704,784	(56,437)	2,275,564	8,845
A	6,550,733	(42,398)	6,490,958	30,644
BBB	6,326,638	(20,200)	5,271,390	32,958
BB	478,820	(14,583)	438,499	1,060
B	128,174	(11,139)	68,703	(1,333)
Total	$18,260,653	$(176,938)	$15,485,145	$73,895
Credit Swaps Sold-Tranche:				
AAA	$ 3,800,000	$(212,582)	$ 150,000	$(2,010)
AA	700,000	(67,998)	200,000	(1,613)
A	100,000	(21,880)	150,000	595
BBB	100,000	(17,596)	—	—
Total	$ 4,700,000	$(320,056)	$ 500,000	$(3,028)
Credit Swaps Sold-ABS[1]:				
A	$ 50,000	$ (29,921)	$ 15,000	$ (23)
BBB	15,000	(7,242)	—	—
BB	15,000	(11,519)	—	—
Total	$ 80,000	$ (48,682)	$ 15,000	$ (23)

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements

S&P Rating Category	December 31, 2007 Notional Amount	December 31, 2007 Fair Value	December 31, 2006 Notional Amount	December 31, 2006 Fair Value
Credit Swaps Purchased-Single Name:				
AA	$ (8,160)	$ 403	$ (15,000)	$ (15)
A	(12,250)	765	(56,000)	(10)
BBB	(5,000)	383	(58,636)	(473)
BB	—	—	(13,961)	214
B	—	—	(4,000)	(209)
Total	$ (25,410)	$ 1,551	$ (147,597)	$ (493)
By Counterparty Buyer / (Seller)				
Credit Swaps Sold-Single Name:				
AAA	$ 5,000	$ 3	$ 31,406	$ 104
AA	14,367,841	(131,277)	11,732,030	58,698
A	3,887,812	(45,664)	3,721,709	15,093
Total	$18,260,653	$(176,938)	$15,485,145	$73,895
Credit Swaps Sold-Tranche:				
AAA	$ —	$ —	$ 100,000	$(1,335)
AA	4,250,000	(280,196)	400,000	(1,693)
A	450,000	(39,860)	—	—
Total	$ 4,700,000	$(320,056)	$ 500,000	$(3,028)
Credit Swaps Sold-ABS:				
AA	$ 55,000	$ (32,210)	$ 15,000	$ (23)
A	25,000	(16,472)	—	—
Total	$ 80,000	$ (48,682)	$ 15,000	$ (23)
Credit Swaps Purchased-Single Name:				
AA	$ (25,410)	$ 1,551	$ (127,995)	$ (665)
A	—	—	(19,602)	172
Total	$ (25,410)	$ 1,551	$ (147,597)	$ (493)

(1) — See note 20 for further discussion.

Primus Financial's and Harrier's counterparties are generally financial institutions with whom they have entered into ISDA Master Agreements. For the year ended December 31, 2007, no individual counterparty generated greater than ten percent of the Company's consolidated net premium revenue. For the year ended December 31, 2006, two counterparties each generated greater than ten percent of the Company's consolidated net premium revenue.

The table below shows the geographical distribution of the Company's credit swap portfolio by domicile of the Reference Entity and domicile of the counterparty as of December 31, 2007 and 2006 (in thousands):

	December 31, 2007		December 31, 2006	
Country of Domicile	Notional Amount	Fair Value	Notional Amount	Fair Value
Credit Swaps Sold-Single Name				
By Reference Entity:				
North America	$ 9,531,846	$(149,169)	$ 9,133,328	$46,286
Europe	7,837,807	(21,719)	5,612,817	25,097
Pacific	712,000	(4,791)	570,000	1,351
Others	179,000	(1,259)	169,000	1,161
Total	$18,260,653	$(176,938)	$15,485,145	$73,895
By Counterparty:				
North America	$ 9,431,827	$(100,747)	$ 7,904,024	$36,321
Europe	8,686,826	(75,709)	7,486,121	37,502
Pacific	132,000	(534)	75,000	(17)
Others	10,000	52	20,000	89
Total	$18,260,653	$(176,938)	$15,485,145	$73,895
Credit Swaps Sold-Tranche				
By Counterparty:				
North America	$ —	$ —	$ 50,000	$ 851
Europe	4,700,000	(320,056)	450,000	(3,879)
Total	$ 4,700,000	$(320,056)	$ 500,000	$(3,028)
Credit Swaps Sold-ABS				
By Reference Entity:				
North America	$ 80,000	$ (48,682)	$ 15,000	$ (23)
Total	$ 80,000	$ (48,682)	$ 15,000	$ (23)
By Counterparty:				
North America	$ 45,000	$ (24,418)	$ 10,000	$ (15)
Europe	35,000	(24,264)	5,000	(8)
Total	$ 80,000	$ (48,682)	$ 15,000	$ (23)
Credit Swaps Purchased-Single Name				
By Reference Entity:				
North America	$ (25,410)	$ 1,551	$ (127,000)	$ (491)
Europe	—	—	(20,597)	(2)
Total	$ (25,410)	$ 1,551	$ (147,597)	$ (493)
By Counterparty:				
North America	$ —	$ —	$ (65,563)	$ (362)
Europe	(25,410)	1,551	(82,034)	(131)
Total	$ (25,410)	$ 1,551	$ (147,597)	$ (493)

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements

The table below shows the distribution of the Company's credit swap portfolio by year of maturity as of December 31, 2007 and 2006 (in thousands). With respect to the credit swaps sold-ABS caption below, the actual maturity date for any contract will vary depending on the level of voluntary prepayments, defaults and interest rates with respect to the underlying mortgage loans. As a result, the actual maturity date for any contract may be earlier or later than the estimated maturity indicated.

	December 31, 2007		December 31, 2006	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Credit Swaps Sold-Single Name				
Year of Maturity				
2007	$ —	$ —	$ 2,432,827	$ 6,589
2008	1,180,401	(302)	1,127,551	6,509
2009	2,723,618	(6,449)	2,739,561	16,964
2010	6,052,998	(56,037)	6,132,240	33,056
2011	2,953,911	(53,905)	3,004,357	10,842
2012	5,309,725	(60,119)	44,609	(41)
2013	40,000	(126)	4,000	(24)
Total	$18,260,653	$(176,938)	$15,485,145	$73,895
Credit Swaps Sold-Tranche				
Year of Maturity				
2010	$ —	$ —	$ 50,000	$ 851
2012	1,000,000	(6,204)	—	—
2013	350,000	(58,715)	350,000	(2,544)
2014	3,350,000	(255,137)	100,000	(1,335)
Total	$ 4,700,000	$(320,056)	$ 500,000	$(3,028)
Credit Swaps Sold-ABS[1]				
Year of Maturity				
2010	$ 10,000	$ (4,632)	$ —	$ —
2011	10,000	(6,368)	5,000	(8)
2012	15,000	(9,322)	5,000	(12)
2013	15,000	(9,443)	5,000	(3)
2014	20,000	(12,438)	—	—
2016	10,000	(6,479)	—	—
Total	$ 80,000	$ (48,682)	$ 15,000	$ (23)
Credit Swaps Purchased-Single Name				
Year of Maturity				
2011	$ —	$ —	$ (96,961)	$ (255)
2012	(5,000)	383	(16,602)	(16)
2013	—	—	(34,034)	(222)
2014	(20,410)	1,168	—	—
Total	$ (25,410)	$ 1,551	$ (147,597)	$ (493)

(1) — See note 20 for further discussion.

7. Net Total Return Swap Transactions

During the fourth quarter of 2007 the Company decided to discontinue Harrier, a fund formed in April 2007. As a result, all transactions completed under a total return swap program were closed by December 31, 2007.

During the second quarter of 2006, the Company's subsidiary, Harrier/PRS Trading Strategies entered into a master agreement for transactions under a total return swap program with a counterparty, which expires in May 2008. Under the terms of the agreement, Harrier/PRS Trading Strategies received interest and other payments based on certain mutually agreed reference loans, and paid financing interest based on the principal amount of such loans. Harrier/PRS Trading Strategies took the risk that the referenced loans deteriorated in value and conversely received the benefit from any appreciation in the value of loans referenced in each total return swap. The net fair value of each swap was determined by the net fair value of the referenced loan. Harrier/PRS Trading Strategies determined the fair value of the swaps based on the estimated cost to close-out the swap positions. The total return swap with the counterparty was documented under an ISDA Master Agreement between Harrier/PRS Trading Strategies and the counterparty. The net fair value of all transactions under the total return swap program was netted with the fair values of any credit swaps outstanding between Harrier/PRS Trading Strategies and the counterparty for presentation in the consolidated statements of financial condition.

The total notional amount of loans outstanding under the total return swaps was $63.2 million at December 31, 2006. The net fair value of the total return swaps was $135 thousand at December 31, 2006.

Revenue generated from the transactions under the total return swap program was recorded in other trading revenue (loss) as presented in the consolidated statements of operations, and comprises changes in the fair value of the total return swaps, realized gains or losses on the termination of the total return swaps, and the net interest earned on the total return swaps.

8. CLO Transactions

Each time the Company is involved in a CLO transaction, the Company performs an analysis to determine whether it is the primary beneficiary and accordingly, would be required to consolidate the SPE in its consolidated financial statements. During 2007, the Company determined, pursuant to FASB Interpretation No. 46 (R), *Consolidation of Variable Interest Entities*, that it is not the primary beneficiary of Primus CLO II, Ltd. and accordingly, the special purpose entity or SPE will not be consolidated in the Company's financial statements.

The Company accounts for its CLO investments as debt securities and fixed maturity securities in accordance with SFAS No. 115 and EITF 99-20. Accordingly, the CLO investments are classified as available-for-sale investments. Available-for-sale investments are carried at fair value with the unrealized gains or losses reported in accumulated other comprehensive loss as a separate component of shareholders' equity.

Revenue generated from the warehouse loan agreements during the warehouse period (the interim period during which the SPE accumulates loans and before the CLO securities are issued) is recorded in other trading revenue (loss), as presented in the condensed consolidated statements of operations. These revenues comprise the Company's share of net realized losses on the termination of individual loan positions and net interest earned on warehouse loans.

Primus CLO I, Ltd.

On December 19, 2006, the offering of Primus CLO I, Ltd ("CLO I", a special purpose entity or SPE) on behalf of third parties was completed. Upon closing, Primus Asset Management added approximately $400 million to its assets under management and is acting as collateral manager of CLO I. Under the terms of the collateral management agreement of CLO I, Primus Asset Management will receive management fees quarterly for managing the selection, acquisition and disposition of the underlying collateral and for monitoring the underlying collateral, subject to the terms of the agreement. The Company has invested $6.5 million for a 25% interest in the Subordinated Notes of CLO I. The Company's ultimate exposure to loss in CLO I is limited to the $6.5 million of its investment in CLO I. During 2007, the Company received a cash return of approximately $1.0 million on its investment in CLO I. The Company has determined that it does not have to consolidate the SPE in the Company's financial statements. At December 31, 2007 and 2006, the fair value of the Company's investment in CLO I was $4.4 million and $6.4 million, respectively. Based on the Company's evaluation, it does not consider its investment in CLO I to be other-than-temporarily impaired at December 31, 2007 and 2006.

Primus CLO II, Ltd.

On July 10, 2007, the offering, Primus CLO II, Ltd. ("CLO II") on behalf of third parties was completed. Primus Asset Management has added approximately $400 million to its existing assets under management. Primus Asset Management receives management fees quarterly for managing the selection, acquisition and disposition of the underlying collateral and monitoring the underlying collateral, subject to the terms of the agreement. The Company has invested $7.9 million or a 25% interest in the Subordinated Notes of CLO II. The Company's ultimate exposure to loss in CLO II is limited to its investment of $7.9 million. At December 31, 2007, the fair value of the Company's investment in CLO II was $5.3 million. Based on the Company's evaluation, it does not consider its investment in CLO II to be other-than-temporarily impaired at December 31, 2007.

9. Fixed Assets and Internal Use Software Costs

Fixed assets include computer hardware, telephone equipment, furniture and fixtures, and office equipment, which are depreciated using a straight-line method over the estimated useful lives of three to five years, and leasehold improvements which are amortized using the straight-line method over the shorter of the lease term or estimated useful life of ten years. At December 31, 2007 and 2006, fixed assets and internal use software costs consist of the following (in thousands):

	December 31,	
	2007	2006
Asset category		
Furniture and fixtures	$ 1,317	$ 1,137
Computers	1,059	587
Office and telephone equipment	393	335
Leasehold improvements	2,717	2,208
Internal use software costs	15,024	15,418
	20,510	19,685
Less accumulated depreciation and amortization	15,474	14,175
Total fixed assets and internal use software costs	$ 5,036	$ 5,510

The Company recorded depreciation and amortization expense of approximately $1.7 million, $2.5 million and $2.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

10. Long Term Debt

$125 million Senior Notes

On December 27, 2006, Primus Guaranty, Ltd. completed an offering of $125 million, 7% senior notes, which mature in December 2036. The senior notes are senior unsecured obligations and rank equally with all other unsecured and unsubordinated indebtedness of the Company. The senior notes are also subordinated to all liabilities of Primus Guaranty's subsidiaries. The senior notes are redeemable at the option of Primus Guaranty, in whole or in part, at any time on or after December 27, 2011, at a redemption price equal to 100% of the principal amount to be redeemed, plus any accrued and unpaid interest thereon to the redemption date. Interest on the senior notes is payable quarterly, beginning on March 27, 2007. In connection with the issuance of the senior notes, the Company incurred approximately $4.5 million in capitalized debt issuance costs, which are amortized over the life of the debt. These senior notes are rated BBB+/Baa1 by S&P and Moody's, respectively. Primus Guaranty intends to generally maintain assets available for debt service equivalent to two years' annual debt service on these senior notes.

$125 million Subordinated Deferrable Interest Notes

On December 19, 2005, Primus Financial issued in aggregate $125 million of subordinated deferrable interest notes, consisting of $75 million of Series A notes and $50 million of Series B notes, which mature in June 2021. The notes are subordinated in right of payment to the prior payment in full of all existing and future senior indebtedness of the Company, including counterparty claims and the notes issued in July 2004. The notes are redeemable at the option of Primus Financial, in whole or in part, on any auction date, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest thereon to the redemption date. The interest rate on the Series A notes and the Series B notes set every 28 days through a monthly auction process. In connection with the above issuance of the subordinated deferrable notes, the Company incurred approximately $2.0 million in debt issuance costs, which are amortized over the life of the debt. These deferrable interest notes are rated AA/Aa2 by S&P and Moody's respectively.

$75 million Subordinated Deferrable Interest Notes

On July 23, 2004, Primus Financial issued $75 million of subordinated deferrable interest notes that mature in July 2034. The notes are subordinated in right of payment to the prior payment in full of all existing and future senior indebtedness of the Company, including counterparty claims. The notes are redeemable at the option of Primus Financial, in whole or in part, on any auction date, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest thereon to the redemption date. The interest rate on the notes set every 28 days through a monthly auction process. In connection with the above issuance of the subordinated deferrable notes, the Company incurred approximately $1.1 million in debt issuance costs, which are amortized over the life of the debt. These deferrable interest notes are rated AAA/Aaa by S&P and Moody's respectively.

During the second half of 2007, the turbulent market conditions also affected the debt capital markets. Beginning in August 2007, there was limited investor demand for our subordinated deferrable notes issued in the auction rate market. As a result of the insufficient demand, the auctions did not clear and the rates on these subordinated deferrable interest notes were set at the maximum spread rates as specified in the respective security agreements. These maximum rates are subject to increase if the credit ratings on these securities are downgraded. This resulted in higher interest expense during the second half of 2007.

The Company recorded interest expense related to the above debt of approximately $20.7 million, $10.8 million and $2.7 million for the years ended December 31, 2007, 2006 and 2005, respectively. At December 31, 2007, 2006 and 2005, the carrying value of the subordinated deferrable interest notes approximates fair value. At December 31, 2007, the fair value of the $125 million, 7% senior notes was approximately $76.3 million.

11. Income taxes

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). The adoption of FIN 48 did not have a material effect on the Company's consolidated financial statements.

As of December 31, 2007, and January 1, 2007, the Company did not have any unrecognized tax benefits. The Company's accounting policy with respect to interest and penalties, if any, would be to recognize them in the provision for income taxes in the consolidated statements of operations. The Company did not incur any income tax related interest income, interest expense or penalties for the years ended December 31, 2007 and 2006. The Company does not believe that it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase within the next 12 months.

Primus Guaranty and certain subsidiaries file income tax returns in the U.S. federal jurisdiction and various state, local and foreign jurisdictions, which are no longer subject to U.S. federal, state, local and foreign income tax examinations by tax authorities for years before 2004. The Company and certain of its subsidiaries are currently undergoing U.S. federal tax audits, but no audit has yet been completed.

Primus Guaranty is a Bermuda company. Primus Guaranty believes that it is not involved in the active conduct of a trade or business in the United States. For U.S. tax purposes, Primus Guaranty will be treated either as a controlled foreign corporation or as a passive foreign investment company by its U.S. shareholders. As such, Primus Guaranty has not provided for any federal or state and local income taxes in its separate financial statements. However, on a consolidated basis, it has provided for income taxes for certain of its subsidiaries, which are described below. Primus Guaranty was incorporated in Bermuda to domicile itself in a jurisdiction that is internationally recognized as a base for financial companies and in a jurisdiction that has an efficient and predictable corporate tax regime. Primus Guaranty does not have any full time employees in, nor does the Company lease or own any real property in Bermuda.

PRS Trading Strategies is a limited liability company organized under Delaware law, with all of its interests being held by Primus Guaranty, a non-U.S. corporation. PRS Trading Strategies is treated as a disregarded entity for U.S. tax purposes, and the results of its operations are treated as the operations of a branch of its foreign parent corporation, Primus Guaranty. As a disregarded entity, PRS Trading Strategies is not itself subject to U.S. net income taxation. In addition, because PRS Trading Strategies' activities in the U.S. are confined to holding investments in debt instruments and credit swaps for its own account, management believes that PRS Trading Strategies' activities fall within the provisions of IRC Section 864(b) and therefore does not believe that Primus Guaranty, a non-U.S. corporation, should be subject to taxation in the U.S. on a net income basis as a result of its interest in PRS Trading Strategies. Accordingly, PRS Trading Strategies, and thus Primus Guaranty, did not provide for any income taxes in its financial statements for this period.

If the activities of PRS Trading Strategies, and thus Primus Guaranty, were found to fall outside the provisions of IRC Section 864(b), and PRS Trading Strategies, and thus Primus Guaranty, were found to be subject to U.S. federal, state and local corporate income tax, it is difficult to predict the exact treatment that would apply to Primus Guaranty and, therefore, to estimate the resulting income tax expense. However, since inception, PRS Trading Strategies has incurred a net cumulative loss and therefore would not be subject to any income tax. This analysis assumes that PRS Trading Strategies is not deemed to be making distributions to Primus Guaranty; such distributions could subject Primus Guaranty to U.S. branch profits tax.

Harrier is a limited partnership organized under Cayman Islands law, with all of its interests ultimately being held by Primus Guaranty, a non-U.S. corporation. Harrier will be electing to be treated as a disregarded entity for U.S. tax purposes, and the results of its operations will be treated as the operations of a branch of its foreign parent corporation, Primus Guaranty. Because Harrier's activities in the U.S. are confined to holding investments in debt instruments and credit swaps for its own account, management believes that Harrier's activities fall within the provisions of IRC Section 864(b) and therefore does not believe that Primus Guaranty, a non-U.S. corporation, should be subject to taxation in the U.S. on a net income basis as a result of its interest in Harrier. Accordingly, Harrier, and thus Primus Guaranty, did not provide for any income taxes in its financial statements for this period.

If the activities of Harrier, and thus Primus Guaranty, were found to fall outside the provisions of IRC Section 864(b), and Harrier, and thus Primus Guaranty, were found to be subject to U.S. federal, state and local corporate income tax, it is difficult to predict the exact treatment that would apply to Primus Guaranty and, therefore, to estimate the resulting income tax expense. However, since inception, Harrier has incurred a net cumulative loss and therefore would not be subject to any income tax. This analysis assumes that Harrier is not deemed to be making distributions to Primus Guaranty; such distributions could subject Primus Guaranty to U.S. branch profits tax.

Primus (Bermuda), Ltd. ("Primus Bermuda") is a Bermuda company. Primus Bermuda believes that it is not involved in the active conduct of a trade or business in the United States. For U.S. tax purposes, Primus Bermuda will be treated either as a controlled foreign corporation or as a passive foreign investment company by its U.S. shareholders. As such, Primus Bermuda has not provided for any federal or state and local income taxes in its separate financial statements.

Primus Financial is a limited liability company organized under Delaware law, with the controlling interest being held by Primus Group Holdings, LLC ("Primus Group Holdings"), a limited liability company organized under Delaware law and a disregarded entity for U.S. tax purposes. All of the interests in Primus Group Holdings are held by Primus Bermuda, a non-U.S. corporation. Primus Financial is treated as a partnership for U.S. tax purposes. As a result, all of Primus Financial's items of taxable income and expense flow through to its interest-holders for U.S. federal income tax purposes and any taxes that may be attributable to such items are the responsibility of the interest-holders. In addition, because Primus Financial's activities in the U.S. are confined to holding investments in debt instruments and credit swaps for its own account, Primus Financial believes that its activities fall within the provisions of Internal Revenue Code ("IRC") Section 864(b). Based on the application of the provisions of IRC Section 864(b) and the investment nature of its operations, Primus Financial believes that Primus Bermuda, a non U.S. corporation, will not be subject to U.S. net income taxes with respect to its indirect interest in Primus Financial. Accordingly, Primus Financial, and thus Primus Bermuda, did not provide for any income taxes in its financial statements for this period.

If the activities of Primus Financial, and thus Primus Bermuda, were found to fall outside the provisions of IRC Section 864(b), and Primus Financial, and thus Primus Bermuda, were found to be subject to U.S. federal, state and local corporate income tax, it is difficult to predict the exact treatment that would apply to Primus Bermuda and, therefore, to estimate the resulting income tax expense. However, were Primus Bermuda to be subject to income tax, at a combined U.S. federal, New York State and New York City corporate income tax rate of 46%, on its GAAP income, then its income tax expense or (benefit), excluding interest and penalties, would have been approximately $(248) million for 2007, $49.2 million for 2006 and $3.7 million for 2005. These figures assume that Primus Financial is not deemed to be making distributions to Primus Bermuda; such distributions could subject Primus Bermuda to an additional U.S. federal branch profits tax.

Primus Asset Management has entered into a Services Agreement with its affiliates, whereby Primus Asset Management provides services to its affiliates including management, consulting and information technology. Since Primus Asset Management is a U.S. domiciled corporation it is subject to U.S. income taxes and income taxes of other taxing jurisdictions on fees received from its affiliates.

The significant components of the consolidated provision for income taxes for the years ended December 31, 2007, 2006 and 2005 were as follows (in thousands):

	December 31,		
	2007	2006	2005
Current:			
Federal	$—	$—	$—
State/City	52	42	46
Total current	52	42	46
Deferred:			
Federal	—	—	—
State/City	—	—	—
Total deferred	—	—	—
Total provision for income taxes	$52	$42	$46

The Company's effective tax rate differs from the Bermudian effective rate of zero percent mainly due to taxation of its U.S. subsidiary, Primus Asset Management, which is subject to U.S. federal income tax at a rate of 35%, as well as U.S. state and local taxes. The Bermuda Minister of Finance has given the Company a tax exemption certificate effective through 2016 that prevents the Company from being subject to tax in the event that any legislation is enacted that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate, duty or inheritance tax.

A reconciliation of the difference between the provision for income taxes and the expected tax provision at the applicable zero percent domestic rate for the years ended December 31, 2007, 2006, and 2005, is provided below (in thousands):

	2007	2006	2005
U.S. federal income tax provision on Primus Asset Management's taxable income	$—	$—	$—
U.S. state and local tax provision	52	42	46
Total income tax provision	$52	$42	$46

The Company has a net U.S. deferred tax asset of $8.4 million, $9.5 million and $4.8 million as of December 31, 2007, 2006 and 2005, respectively. The net deferred tax asset is primarily comprised of share compensation expense and capitalized costs and pre-operating formation costs, which are being amortized for tax purposes. In addition, included within the gross deferred tax assets are tax effected net operating losses related to Primus Asset Management of $5.3 million related to the net operating losses during years 2002 through 2007. Net operating losses will begin to expire in the year 2022 if not utilized.

The tax consequences of various restructurings that took place in 2002, included certain limitations and uncertainties, including issues with respect to the application of IRC Section 382, which could limit the utilization of certain amortized costs as an offset against Primus Asset Management's taxable income. However, the Company believes it is more likely than not that these costs will be allowable tax deductions.

The Company has recorded a 100% valuation allowance against its deferred tax asset because management has determined that it is more likely than not that the deferred tax asset will not be realized due to Primus Asset Management's history of net operating losses and inability to generate future taxable income sufficient to utilize such deferred tax asset. A rollforward of the valuation allowance against Primus Asset Management's deferred tax asset is provided below.

The components of the net deferred tax asset at December 31, 2007, 2006 and 2005, are as follows (in thousands):

	December 31,		
	2007	2006	2005
Deferred tax assets			
Capitalized and pre-operating formation costs	$ —	$ 631	$ 700
Share compensation	3,057	3,478	1,483
Net operating losses	5,330	5,317	3,345
Other	382	475	—
Gross deferred tax asset	8,769	9,901	5,528
Deferred tax liability			
Other	—	—	(20)
Depreciation	(348)	(447)	(745)
Gross deferred tax liability	(348)	(447)	(765)
Net deferred tax asset	8,421	9,454	4,763
Valuation allowance	8,421	(9,454)	(4,763)
Net deferred tax asset after valuation allowance	$ —	$ —	$ —

The changes in the valuation allowance for the deferred tax asset for the years ended December 31, 2007, 2006 and 2005, are as follows (in thousands):

	December 31,		
	2007	2006	2005
Balance at beginning of period	$9,454	$4,763	$ 9,307
Capitalized and pre-operating costs	(631)	(69)	(1,941)
Share compensation	(421)	1,995	(1,787)
Tax depreciation / other	6	793	(288)
Net operating loss	13	1,972	(528)
Balance at end of period	$8,421	$9,454	$ 4,763

12. Preferred Securities of Subsidiary

On December 19, 2002, Primus Financial issued $110 million of perpetual Floating Rate Cumulative Preferred Securities ("Preferred Securities") in two series, Series I and Series II to a Trust. The securities are held by Deutsche Bank Trust Company Americas, as custodian and auction agent. Pursuant to Statement of Position (SOP) 98-5 *Reporting on the Costs of Start-Up Activities*, specific incremental costs directly attributable to the offering of the Trust preferred securities have been charged against these gross proceeds.

In conjunction with the receipt of the Securities, the Trust issued $100 million of Money Market Preferred Securities Custodial Receipts ("MMP") in two series, Series A and Series B, with a liquidation preference of $1,000 per share, to various institutional investors in a private placement. The Trust also issued $10 million of Variable Inverse Preferred Securities Custodial Receipts ("VIP"), which were retained by Primus Financial.

In 2003, the Company adopted FIN 46R and deconsolidated the Trust effective December 19, 2002. The preferred securities referred to in the financial statements are Primus Financial's Preferred Securities, which are shown net of the $10 million of VIP issued by the Trust that are held by Primus Financial.

Distributions to the Trust on the Preferred Securities are adjusted through the VIP to equal the distributions required on the MMP. The Series A MMP pays distributions every 28 days based upon an auction rate set on the prior business day. The Series B MMP made dividend payments quarterly during 2006 based on the auction rate of 5.8%, which was set on January 19, 2006. In January 2007, the distribution rate on the Series B MMP was amended to pay distributions every 28 days which will coincide with the Series A MMP distributions. After December 19, 2012, the Company may redeem the Preferred Securities, in whole or in part, on any distribution date at $1,000 per share plus accumulated and unpaid dividends. These preferred securities are rated A/A2 by S&P and Moody's respectively.

Distributions on perpetual preferred securities of our subsidiary were $7.6 million, $5.7 million and $3.9 million for the years ended December 31, 2007, 2006 and 2005, respectively, which are recorded in the consolidated statements of operations.

During the second half of 2007, the turbulent market conditions also affected the debt capital markets. Beginning in August 2007 there was limited investor demand for our preferred securities issued in the auction rate market. As a result of the insufficient demand, the auctions did not clear and the rates on these preferred securities were set at the maximum spread rates, as specified in the security agreement. These maximum rates are subject to increase if the credit ratings on these securities are downgraded. This resulted in higher distributions during the second half of 2007.

13. Shareholders' Equity

Warrants

On February 14, 2007, XL Insurance (Bermuda) Ltd., a subsidiary of XL Capital Ltd., exercised its warrants to purchase 1,414,747 common shares of the Company at an exercise price of approximately $5.18 per share, yielding proceeds to the Company of $7.3 million.

14. Earnings per share

Basic earnings per share ("EPS") is calculated by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding. Diluted EPS is similar to basic EPS, but adjusts for the effect of the potential issuance of common shares. The following table presents the computations of basic and diluted EPS:

	Years ended December 31,		
(in thousands, except per share data)	2007	2006	2005
Net earnings (loss) available to common shareholders	$(563,541)	$94,891	$ 4,083
Weighted-average basic shares outstanding	44,808	43,306	43,150
Effect of dilutive instruments:			
Employee options	—	53	188
Restricted share units	—	322	467
Warrants	—	791	840
Dilutive potential shares	—	1,166	1,495
Weighted average diluted shares outstanding	44,808	44,472	44,645
Basic EPS	$ (12.58)	$ 2.19	$ 0.09
Diluted EPS	$ (12.58)	$ 2.13	$ 0.09

For the years ended December 31, 2007, 2006 and 2005, approximately 1.8 million, 498 thousand and 245 shares, respectively, were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented.

15. Commitments and Contingencies

Leases

Primus Financial currently occupies approximately 17,500 square feet of office space at 360 Madison Avenue, New York, New York at a fixed yearly rental (subject to certain escalations specified in the lease). In 2006, Primus Financial amended the original lease to extend its term to 2016 and add approximately 5,500 square feet of additional space. In addition, in 2006, the Company leased approximately 2,900 square feet of office space in London under a lease that expires in 2012. There are no material restrictions imposed by the lease agreements.

The leases are categorized as operating leases and future payments as of December 31, 2007 under the leases are as follows (in thousands):

2008	$1,255
2009	1,255
2010	1,255
2011	1,256
2012	1,248
2013 and thereafter	3,657
Total	$9,926

Pursuant to the terms of the original lease, dated July 25, 2002, Primus Financial was not required to make any rent payments until March 2003. Primus Financial recognizes rent expense from the lease commencement date based on a straight-line amortization of the total lease obligation. Primus Financial has recorded a deferred rent payable, which is included in other liabilities in the consolidated statements of financial condition, which represents the amortized cost that will be payable in the future. Rent expense was approximately $1.5 million, $1.5 million and $0.8 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Primus Financial has an outstanding letter of credit as of December 31, 2007 for $695 thousand from Bank of Montreal related to this lease.

Statutory Requirements

Primus Re is an insurance company subject to Bermuda insurance regulations. Primus Re's ability to pay dividends and make capital distributions is subject to restrictions based principally on the amount of Primus Re's net premiums written and net loss reserves, subject to an overall minimum statutory capital and surplus of $1.0 million. In addition, Primus Re is required to maintain a minimum statutory liquidity ratio. At December 31, 2007, Primus Re's statutory capital and surplus was $1.17 million and the minimum amount required to be maintained was $1.0 million. At December 31, 2006, Primus Re's statutory capital and surplus was $1.18 million and the minimum amount required to be maintained was $1.0 million.

16. Restructuring

In January 2006, PRS Trading Strategies commenced operations to trade in a broad range of fixed income products, including credit default swaps, investment grade and high yield bonds, as well as leveraged loans. This was part of Primus Asset Management's strategy to expand its asset management business. In April 2007, Primus Guaranty formed Harrier, a Cayman Islands exempted limited partnership to enable it to more efficiently raise capital from third party investors. During the second quarter of 2007, Primus Guaranty transferred the trading portfolio of its subsidiary, PRS Trading Strategies to Harrier. Harrier traded in an expanded range of fixed income products from PRS Trading, including credit swaps, total return swaps on loan transactions, CDS Indices, leveraged loans and investment grade and non-investment grade securities.

During the fourth quarter of 2007, the Company decided to discontinue Harrier, due in part to Harrier's performance and difficulty in raising third-party capital, given the market environment at that time. As a result of this decision, in the fourth quarter of 2007, the Company recorded restructuring costs of $3.0 million. Of the total restructuring costs, approximately $2.2 million was in connection with the write-off of certain software and technology assets and approximately $0.8 million related to net employee termination benefits. As of December 31, 2007, substantially all of Harrier's trading positions have been closed.

At December 31, 2007, the balance of restructuring liabilities was approximately $1.7 million, which consisted entirely of payments for employee termination benefits. This balance is expected to be paid by the end of the first quarter of 2008.

17. Employee Share-Based Compensation Plans

Primus Guaranty has established incentive compensation plans for the benefit of its employees. Share compensation expense is included in compensation and employee benefits in the consolidated statements of operations.

Initial Staffing Award Pool

During 2001, an award pool of common shares of Primus Guaranty totaling 1,500,000 shares was established (the "Initial Staffing Award Pool"). All of these shares were awarded from 2001 to 2003 at the fair value of the common shares on the grant date ranging from $0.08 per share to $6.93 per share.

Share compensation expense related to Initial Staffing Award Pool grants was zero, $86 thousand and $278 thousand for the years ended December 31, 2007, 2006 and 2005, respectively.

Annual Performance Bonus Plan

The Annual Performance Bonus Plan ("Bonus Plan") was created in 2002 and provides for the awards of cash to employees of Primus Asset Management and Restricted Share Units, or RSUs convertible at the option of the holder into common shares of Primus Guaranty. The total value of awards under the Bonus Plan is determined by the Compensation Committee of Primus Guaranty based on quantitative and non-quantitative measures of the performance of Primus Guaranty. Individual awards are then determined by the Chief Executive Officer of Primus Guaranty, and are subject to the approval of the Compensation Committee. The Compensation Committee also determines the awards to the executive officers. Under the terms of the Bonus Plan individual awards will be made 75% in cash and 25% in RSUs (70% in cash and 30% in RSUs for certain members of management), with the number of RSUs determined on the basis of the value of the common shares on the date the award is authorized. The RSUs vest ratably over a three year period on the anniversary dates of each award, with vesting subject to certain terms including the continued employment of the award recipient by Primus Asset Management. The Bonus Plan includes provision for the award of up to 1,393,652 RSUs and options (discussed below) over a five year period beginning in February 2003.

During 2007, 2006 and 2005, the Company granted 234,019, 147,988 and 129,025 shares, respectively, of its RSUs to its employees related to the Annual Performance Bonus Plan, with a weighted average grant date fair value per share of $11.75, $12.74 and $16.05, respectively. The value of the RSUs is expensed ratably over the vesting period. For the years ended December 31, 2007, 2006 and 2005, share compensation expense was $1.4 million, $1.2 million, and $1.2 million, respectively, related to this plan.

Share Incentive Plan

The Share Incentive Plan ("Incentive Plan") was created in 2002 and provides for the award of options on common shares of Primus Guaranty to selected employees of Primus Asset Management. Individual awards are determined by the Chief Executive Officer of the Company, and are subject to the approval of the Compensation Committee. The Compensation Committee also determines the awards to the executive officers. The options become exercisable ratably over a four year period on the anniversary date of each award, subject to certain terms including the continued employment of each recipient by Primus Asset Management. The options expire ten years from the date of grant and do not qualify for Incentive Share Option Treatment under the Economic Recovery Tax Act of 1981 (ISO Treatment). Upon the IPO by the Company, 50% of the then unvested options vested. The total number of equity incentive awards authorized for issuance under the Incentive Plan is 12% of total authorized shares.

During 2007 and 2006, the Company granted 847,607 and 422,122 options, respectively, to its employees related to the Incentive Plan, with a weighted average exercise price of $11.70 and $12.46, respectively. The fair value of the options is expensed ratably over the vesting period. For the years ended December 31, 2007, 2006 and 2005, share compensation expense was $1.1 million, $600 thousand and $508 thousand, respectively, related to this plan. There were no grants made under the Incentive Plan in 2005.

2004 Share Incentive Plan

In 2004, the Company's board of directors adopted the 2004 Share Incentive Plan, and authorized the grant of options and performance shares in the aggregate amount of up to 2.4% of total authorized shares. The board of directors delegated to the Compensation Committee decisions regarding the terms and conditions of such awards, including the apportionment between options and performance shares, the employees to whom such awards are to be granted and the performance factors required to earn such shares. The performance factors are (i) the return on economic equity and (ii) the compound annual growth rate of the economic results over a specified three year period. The performance shares vest only at the end of the respective performance period. In the fourth quarter of 2007, the board of directors established the Primus Guaranty, Ltd., Restricted Stock Unit Deferral Plan ("Deferral Plan"), to be effective December 31, 2007. The Deferral Plan permits selected participants in the 2004 Share Incentive Plan to defer distributions associated with their vested RSUs until the participant separates from service with the Company.

During 2006 and 2005, the Company granted 110,250 and 146,537 performance award shares, respectively, to its employees. The expense associated with the performance share awards will be adjusted over the vesting period to reflect the projected actual award, which is based upon the aggregate performance of the company over a three year period.

During 2007, 2006 and 2005, the Company granted to its employees and directors 188,468, 244,303 and 57,565 RSUs, respectively. During 2005, the Company granted 30,000 options at an exercise price of $10.50. The cost of the RSUs and options is recognized over the vesting period.

For the years ended December 31, 2007, 2006 and 2005, share compensation expense was $1.2 million, $1.8 million and $1.7 million relating to the plan.

Unvested RSUs and performance share awards as of and for the year ended December 31, 2007 was as follows:

	December 31, 2007	
	Number of shares	Weighted average grant date fair value
Unvested at December 31, 2006	591,034	$13.34
Granted	422,487	$11.52
Vested	(252,953)	$11.62
Forfeited	(207,960)	—
Unvested at December 31, 2007	552,608	$12.25

Options

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions for the periods indicated:

	Years ended December 31,		
	2007	2006	2005
Risk free interest rate	5.32%	5.16%	4.90%
Volatility	32.8%	33.8%	31.8%
Expected dividend yield	0.00%	0.00%	0.00%
Expected option life	7 years	7 years	7 years
Weighted average fair value of options	$3.73	$4.02	$2.78

The following table is a summary of the information concerning outstanding and exercisable options for the years ended December 31, 2007, 2006 and 2005:

	2007		2006		2005	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	858,158	$11.18	710,860	$10.43	776,094	$10.28
Granted	847,607	$11.70	422,122	$12.46	30,000	$10.50
Exercised	(67,968)	$ 8.20	(56,641)	$ 8.73	(58,983)	$ 8.35
Forfeited	(326,173)	$11.41	(218,183)	$11.84	(36,251)	$10.61
Outstanding at end of year	1,311,624	$11.61	858,158	$11.18	710,860	$10.43
Exercisable at end of year	332,438	$10.85	275,623	$ 9.92	280,077	$ 9.54

The following table summarizes the status of the Company's options as of December 31, 2007:

	Options Outstanding				Options Exercisable		
Range of Exercise Prices	Number of Shares	Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
$0.00-$6.94	65,625	5.1	$ 6.94	$4,856	65,625	$ 6.94	$4,856
$6.95-$9.76	113,125	6.1	$ 9.76	—	84,844	$ 9.76	—
$9.77-$13.50	1,132,874	5.6	$12.07	—	181,969	$12.77	—
Total	1,311,624			$4,856	332,438		$4,856

At December 31, 2007, total unrecognized share-based compensation expense related to nonvested share awards was approximately $6.8 million. This share-based compensation expense is expected to be recognized over a weighted average period of 1.9 years.

18. Dividend Restrictions

Primus Financial's operating guidelines restrict the payment of dividends to once per year. The payment of dividends by Primus Financial is contingent upon a dividend payment not resulting in a capital shortfall under its operating guidelines and the dividend not exceeding 100% (amended from 25% during 2006) of Primus Financial's net income (excluding mark-to-market unrealized gains or losses on credit swaps). Primus Financial is further restricted from paying dividends under the terms of its Preferred Securities unless all of the cumulative distributions on the Preferred Securities have been previously made or set aside. The Company's insurance subsidiary, Primus Re, is also subject to significant regulatory restrictions limiting its ability to declare and pay dividends.

Further, the Company is subject to Bermuda law and regulatory constraints that will affect its ability to pay dividends on its common shares and make other payments. Under the Bermuda Companies Act, each of Primus Guaranty, Primus Bermuda and Primus Re may not declare or pay a dividend out of distributable reserves if there are reasonable grounds for believing that they are, or would after the payment be, unable to pay the respective liabilities as they become due; or if the realizable value of their respective assets would thereby be less than the aggregate of their respective liabilities and issued share capital and share premium accounts.

19. Interest Rate Swap Agreement

In February 2007, the Company entered into an interest rate swap agreement with a major financial institution that effectively converted a notional amount of $75 million of the Company's $125 million, 7% senior notes due in December 2036, to floating rate debt based on the three month LIBOR rate plus a spread as defined in the agreement. The interest rate swap is designated as a fair value hedge on the fixed senior notes in accordance with SFAS No. 133. The fair value of the interest rate swap is included in other liabilities and the offsetting adjustment to the carrying value of the debt is included in long term debt in the accompanying consolidated statements of financial condition. Payments or receipts on the interest rate swap are recorded in the interest expense caption in the consolidated statements of operations.

20. Subsequent Event

On January 30, 2008, Standard and Poor's Rating Services ("S&P") announced a change in their ratings methodology and assumptions relating to CDOs and other structured products, including certain asset backed securities (ABS). As a result of these changes, the S&P ratings on six residential mortgage backed securities referenced by credit default swaps written by Primus Financial were downgraded to CCC or below. At December 31, 2007, the notional principal amount and the fair values of these credit swaps were $45.0 million and $(32.1) million, respectively. At December 31, 2007, the notional principal amount and the fair values on credit swaps sold on ABS, not downgraded to CCC (S&P) or below was $35.0 million and $(16.6) million, respectively. See note 6 for further discussion.

The table below summarizes, in thousands, the notional amounts of credit swaps on ABS sold by Primus Financial and S&P credit ratings for the underlying ABS as of December 31, 2007 and January 30, 2008:

	December 31, 2007	January 30, 2008
	Notional Amount	
Credit Swaps Sold-ABS:		
A	$50,000	$15,000
BBB	15,000	10,000
BB	15,000	10,000
CCC	—	40,000
CC	—	5,000
Total	$80,000	$80,000

Under the terms of our agreements governing the credit swaps on ABS, a downgrade of the underlying ABS securities to CCC or below is considered a defined credit event. Upon the occurrence of a defined credit event, a counterparty to the credit swap has the right to present the underlying ABS, in whole or in part, to Primus Financial in exchange for the cash notional value of the credit swap corresponding to the face amount of the securities presented ("Physical Settlement"). If, following a defined credit event, no Physical Settlement occurs, a counterparty may make a loss claim in the event of a principal write-down event, if any (Pay-As-You-Go). A principal write-down event occurs when the ABS servicer determines that there is insufficient collateral to pay a portion or all of the face value of the underlying securities. Any principal write-down claims will be paid by Primus Financial up to the notional amount of the credit default swap.

To date, of the six ABS credit swaps which suffered a downgrade, one counterparty has physically settled by delivering to Primus Financial an ABS with $5 million face amount and Primus Financial paid $5 million to the counterparty. That swap is terminated as a result of the physical settlement and Primus Financial will no longer receive premiums from the counterparty. As the owner of the ABS, Primus Financial is entitled to receive payments of principal and interest thereon.

21. Quarterly Operating Results (unaudited)

(in thousands)

2007:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total net revenues (losses)	$ 7,071	$ (4,409)	$(112,031)	$(383,163)
Operating loss	(9,662)	(21,520)	(128,435)	(403,872)
Net loss	(9,718)	(21,516)	(128,435)	(403,872)
Basic earnings (loss) per share	$ (0.22)	$ (0.48)	$ (2.85)	$ (8.97)
Diluted earnings (loss) per share	$ (0.22)	$ (0.48)	$ (2.85)	$ (8.97)

(in thousands)

2006:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total net revenues	$46,873	$23,941	$37,047	$40,003
Operating income	35,160	10,658	23,718	25,397
Net income	35,105	10,658	23,732	25,396
Basic earnings per share	$ 0.81	$ 0.25	$ 0.55	$ 0.59
Diluted earnings per share	$ 0.79	$ 0.24	$ 0.54	$ 0.57

22. Primus Guaranty, Ltd. Standalone Financial Statements

Primus Guaranty, Ltd.
Statements of Financial Condition

(in thousands)	December 31, 2007	December 31, 2006
Assets		
Cash and cash equivalents	$ 70,455	$112,774
Investment in subsidiaries, at equity	—	471,329
Prepaid expenses and other assets	437	203
Intercompany receivable	2,942	—
Intercompany loans	13,931	—
Debt issuance costs, net	4,235	4,503
Other assets	904	—
Total assets	$ 92,904	$588,809
Liabilities and shareholders' equity		
Accounts payable	$ 314	$ 432
Interest payable	109	97
Long-term debt	125,904	125,000
Intercompany payable	2,175	1,189
Losses of subsidiary's in excess of investment	57,864	—
Total liabilities	186,366	126,718
Common shares	3,603	3,470
Additional paid-in-capital	280,224	269,420
Accumulated other comprehensive loss	(4,712)	(2,375)
Warrants	—	612
Retained earnings (deficit)	(372,577)	190,964
Total shareholders' equity (deficit)	(93,462)	462,091
Total liabilities and shareholders' equity	$ 92,904	$588,809

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements

Primus Guaranty, Ltd.
Statements of Operations

(in thousands)	Year ended December 31		
	2007	2006	2005
Revenues			
Interest income	$ 5,157	$ 252	$ 1,526
Foreign currency revaluation loss	—	—	(1,281)
Total revenues	5,157	252	245
Expenses			
Intercompany expenses*	7,687	5,911	6,787
Share compensation	367	270	423
Interest expense	8,458	99	—
Professional and legal fees	809	92	20
Other	374	2	43
Total expenses	17,695	6,374	7,273
Income (loss) before equity in earnings (loss) of subsidiaries	(12,538)	(6,122)	(7,028)
Equity in earnings (loss) of subsidiaries, net of tax	(551,003)	101,013	11,111
Net income (loss)	$(563,541)	$ 94,891	$ 4,083

* Charges for services provided by subsidiaries under modified intercompany service agreement.

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements

Primus Guaranty, Ltd.
Statements of Cash Flows

(in thousands)	Year ended December 31		
	2007	2006	2005
Cash flows from operating activities:			
Net income (loss)	$(563,541)	$ 94,891	$ 4,083
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Share compensation	3,748	3,654	423
Amortization of debt issuance costs	146	2	—
Change in accumulated comprehensive loss of subsidiaries	(2,337)	1,879	—
Equity in subsidiaries' (earnings) loss, net of tax	551,003	(101,013)	(11,111)
Increase (decrease) in cash resulting from changes in:			
Intercompany receivables/payables and loans	(16,032)	(6,001)	14,141
Prepaid expenses and other assets	(234)	(159)	7
Accounts payable	4	432	—
Interest payable	12	97	—
Net cash provided by (used in) operating activities	(27,231)	(6,218)	7,543
Cash flows from investing activities:			
Investment in subsidiaries	(21,810)	(54,887)	(5,402)
Net cash used in investing activities	(21,810)	(54,887)	(5,402)
Cash flows from financing activities:			
Repurchase and retirement of common shares	(1,170)	(793)	(3,154)
Proceeds from exercise of warrants	7,335	—	—
Proceeds from exercise of options	557	609	493
Proceeds from issuance of debt	—	125,000	—
Debt issuance costs	—	(4,505)	—
Net cash provided by (used in) financing activities	6,722	120,311	(2,661)
Net increase (decrease) in cash	(42,319)	59,206	(520)
Cash and cash equivalents at beginning of year	112,774	53,568	54,088
Cash and cash equivalents at end of year	$ 70,455	$ 112,774	$ 53,568

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

The company has carried out an evaluation, under the supervision and with the participation of the company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended, as of the end of the period covered by this Annual Report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that all material information relating to the company required to be filed in this report have been made known to them in a timely fashion. There have been no changes in internal control over financial reporting that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to affect, internal control over financial reporting.

The company's management, including the Chief Executive Officer and the Chief Financial Officer, does not expect that the company's disclosure controls or its internal controls will prevent all errors and all fraud. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. As a result of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making are faulty, and that breakdowns can occur because of simple error or mistake. As a result of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Accordingly, the company's disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the disclosure controls and procedures are met.

See Management's Report on Internal Control over Financial Reporting in Item 8 of this Annual Report on Form 10-K, which is incorporated by reference herein.

Item 9B. Other information

None.

All items requiring disclosure in a report on Form 8-K during the fourth quarter of the year ended December 31, 2007 have been so reported.

Part III.

Item 10. Directors, Executive Officers and Corporate Governance

Information regarding directors is set forth under "Election of Directors" in the company's Proxy Statement to be filed on or before April 30, 2008 (the "Proxy Statement"), which is incorporated in this Item 10 by reference.

Information regarding executive officers is set forth under "Executive Officers" in the Proxy Statement, which is incorporated in this Item 10 by reference.

Information regarding Section 16(a) is set forth under "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement, which is incorporated in this Item 10 by reference.

Information regarding the audit committee and the audit committee financial expert is set forth under "Audit Committee" in the Proxy Statement, which is incorporated in this Item 10 by reference.

The company has adopted a code of business conduct and ethics for all employees, including its Chief Executive Officer and Chief Financial Officer. A copy of such code of ethics can be found on the Company's website, at www.primusguaranty.com, free of charge. The Company would intend to satisfy the disclosure requirements regarding an amendment to, or waiver from, a provision of its code of ethics and that relates to a substantive amendment or material departure from a provision of the code by posting such information on its website at www.primusguaranty.com.

Item 11. Executive Compensation

Information regarding compensation of the company's executive officers is set forth under "Executive Officer Compensation" in the compensation tables in the Proxy Statement, which is incorporated in this Item 11 by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

Information regarding securities authorized for issuance under equity compensation plans, is set forth in the Proxy Statement, which is incorporated in this Item 12 by reference.

Information regarding security ownership of certain beneficial owners and management is set forth under "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement, which is incorporated in this Item 12 by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding relationships and related transactions and director independence is set forth under "Certain Relationships and Related Transactions" in the Proxy Statement, which is incorporated in this Item 13 by reference.

Item 14. Principal Accountant Fees and Services

Information concerning principal accountant fees and services will be set forth under "Audit Committee Report-Fees of the Independent Registered Public Accounting Firm" in the Proxy Statement, which is incorporated in this Item 14 by reference.

Part IV.

Item. 15 Exhibits and Financial Statement Schedules

(a) Financial Statements

The financial statements are set forth under Item 8 of this Annual Report on Form 10-K.

(b) Financial Statement Schedules

The following information is filed as part of this Annual Report on Form 10-K and should be read in conjunction with the financial statements contained in Item 8:

Reports of Independent Registered Public Accounting Firm

All other schedules have been omitted because they were not applicable or because the required information has been included in the financial statements or notes thereto.

(c) Exhibits

Index to Exhibits

Number	Exhibit
3.1	Memorandum of Association (Incorporated by reference to Exhibit 3.1 to the S-1 dated July 23, 2004)
3.2	By-laws (Incorporated by reference to Exhibit 3.2 to the S-1/A dated June 10, 2004)
4.1	Specimen Common Share Certificate (Incorporated by reference to Exhibit 4.1 to the S-1/A dated July 23, 2004)
4.2	Senior Indenture dated as of December 27, 2006 between Primus Guaranty, Ltd. and the Trustee (Incorporated by reference to Exhibit 4.1 to Form 8-K filed on December 27, 2006)
4.3	First Supplemental Indenture dated as of December 27, 2006 between Primus Guaranty, Ltd. and the Trustee (Incorporated by reference to Exhibit 4.2 to Form 8-K filed on December 27, 2006)
4.4	7% Senior Notes due 2036
10.1	Employment Agreement with Thomas W. Jasper, dated August 16, 2004 (Incorporated by reference to Exhibit 10.1 to the S-1 dated August 17, 2004)
10.2	Employment Letter with Richard Claiden, dated October 20, 2003 (Incorporated by reference to Exhibit 10.3 to the S-1/A dated June 10, 2004)
10.3	Form of Registration Rights Agreement by and among the Registrant and the signatories thereto (Incorporated by reference to Exhibit 10.4 to the S-1/A dated June 10, 2004)
10.4	Primus Guaranty, Ltd. Share Incentive Plan (Incorporated by reference to Exhibit 10.5 to the S-1 dated April 26, 2004)
10.5	Primus Guaranty, Ltd. 2004 Share Incentive Plan (As amended on February 1, 2007)
10.6	Primus Guaranty, Ltd. Annual Performance Bonus Plan (Incorporated by reference to Exhibit 10.7 to the S-1 dated April 26, 2004)
10.7	Primus Guaranty, Ltd. Severance Plan (As amended on February 1, 2007)
10.8	Office Lease Agreement, dated July 25, 2002, between Madison 45 LLC and Primus Financial Products, LLC (Incorporated by reference to Exhibit 10.9 to the S-1 dated April 26, 2004)
10.9	Form of Indemnification Agreement between Primus Guaranty, Ltd. and each of its directors and officers (Incorporated by reference to Exhibit 10.11 to the S-1/A dated June 10, 2004)
10.10	Indemnification Agreement, dated September 22, 2004, between Primus Guaranty, Ltd. and XL Capital Ltd. (Incorporated by reference to Exhibit 10.12 to the S-1/A dated September 24, 2004)
10.11	Primus Guaranty, Ltd. Restricted Share Unit Deferral Plan effective December 31, 2007
12	Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividend Requirements
21	Subsidiaries of Primus Guaranty, Ltd.
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Number	Exhibit
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMUS GUARANTY, LTD.
(Registrant)

By /s/ Thomas W. Jasper
Thomas W. Jasper
Chief Executive Officer

Dated: March 14, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Thomas W. Jasper Thomas W. Jasper	Chief Executive Officer and Director (Principal Executive Officer)	March 14, 2008
/s/ Richard Claiden Richard Claiden	Chief Financial Officer (Principal Financial and Accounting Officer)	March 14, 2008
/s/ Michael P. Esposito, Jr. Michael P. Esposito, Jr.	Director and Chairman of the Board	March 14, 2008
/s/ Frank P. Filipps Frank P. Filipps	Director	March 14, 2008
/s/ Paul S. Giordano Paul S. Giordano	Director	March 14, 2008
/s/ Thomas J. Hartlage Thomas J. Hartlage	Director	March 14, 2008
/s/ James K. Hunt James K. Hunt	Director	March 14, 2008
/s/ Fiona E. Luck Fiona E. Luck	Director	March 14, 2008
/s/ Robert R. Lusardi Robert R. Lusardi	Director	March 14, 2008
/s/ John A. Ward, III John A. Ward, III	Director	March 14, 2008

EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Organization
Primus (Bermuda), Ltd.	Bermuda
Primus Group Holdings, LLC	Delaware
Primus Financial Products, LLC	Delaware
Primus Asset Management, Inc.	Delaware
Primus Re, Ltd.	Bermuda
PRS Trading Strategies, LLC	Delaware
Primus Guaranty (UK), Ltd.	United Kingdom
Harrier Credit Strategies Master Fund, LP	Cayman Islands

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-121427) pertaining to the Primus Guaranty, Ltd. 2002 Stock Incentive Plan, 2004 Stock Incentive Plan and Written Compensation Agreements with Certain Employees of Primus Guaranty, Ltd., and Registration Statement (Form S-3 No. 333-135108) of our reports dated March 13, 2008, with respect to the consolidated financial statements of Primus Guaranty Ltd., and the effectiveness of internal control over financial reporting of Primus Guaranty Ltd., included in this Form 10-K for the year ended December 31, 2007.

/s/ Ernst & Young LLP

New York, New York
March 13, 2008

Certification Pursuant to Section 302

EXHIBIT 31.1

I, Thomas W. Jasper, Chief Executive Officer of Primus Guaranty, Ltd. certify that:

1. I have reviewed this Annual Report on Form 10-K of Primus Guaranty, Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and in the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures, and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2008

By: /s/ Thomas W. Jasper

Name: Thomas W. Jasper
Title: Chief Executive Officer

Certification Pursuant to Section 302

EXHIBIT 31.2

I, Richard Claiden, Chief Financial Officer of Primus Guaranty, Ltd. certify that:

1. I have reviewed this Annual Report on Form 10-K of Primus Guaranty, Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and in the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures, and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2008

By: /s/ Richard Claiden

Name: Richard Claiden
Title: Chief Financial Officer

Exhibit 32

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Primus Guaranty, Ltd., a Bermuda company (the "Company"), on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thomas W. Jasper, Chief Executive Officer of the Company, and I, Richard Claiden, Chief Financial Officer of the Company, each certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) to my knowledge, the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 14, 2008

/s/ Thomas W. Jasper
Thomas W. Jasper
Chief Executive Officer

/s/ Richard Claiden
Richard Claiden
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Primus Guaranty, Ltd. and will be retained by Primus Guaranty, Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

directors and officers

Directors

Michael P. Esposito, Jr.
Chairman, Board of Directors, Primus Guaranty, Ltd.

Thomas W. Jasper
Chief Executive Officer, Primus Guaranty, Ltd.

Frank P. Filipps
Chairman and Chief Executive Officer, Clayton Holdings, Inc.

Paul S. Giordano
Chief Executive Officer and Deputy Chairman, Security Capital Assurance, Ltd.

Thomas J. Hartlage
Executive Vice President, AEGON Institutional Markets, Inc.

James K. Hunt
Chief Executive Officer and Chief Investment Officer, THL Credit Group, L.P.

Fiona E. Luck
Executive Vice President and Chief of Staff, XL Capital, Ltd.

Robert R. Lusardi
Executive Vice President, White Mountains Insurance Group, Ltd.

John A. Ward, III
Private Investor

Officers and Key Employees

Thomas W. Jasper
Chief Executive Officer

Malcolm P. Basing
Chairman, Primus Guaranty, UK

Richard Claiden
Chief Financial Officer

Charles A. McLendon
President, Primus Asset Management

Howard S. Yaruss
General Counsel

shareholder information

Annual Meeting

The annual meeting of stockholders of Primus Guaranty will be held on Wednesday, April 30, 2008 at 8:00 am.

Location:
The Elbow Beach Hotel
60 South Shore Road
Paget Parish, Bermuda

Transfer Agent and Registrar

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900

TDD for hearing-impaired:
(800) 231-5469

Foreign shareowners:
(201) 680-6578

TDD foreign shareowners:
(201) 680-6610

bnymellon.com/shareowner/isd

Corporate Office

Primus Guaranty, Ltd.
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda
441-296-0519

CEO and CFO Certifications

The Company's Chief Executive Officer and Chief Financial Officer have provided all certifications required under Securities and Exchange Commission regulations (including the certification required under Section 302 of the Sarbanes-Oxley Act) with respect to the financial information and disclosures in this report. The certifications are available as exhibits to the Company's Form 10-K.

Safe Harbor Statement: Some of the statements included in this annual report, particularly those anticipating future financial performance, business prospects, growth and operating strategies and similar matters, are forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. For a discussion of the factors that could affect our actual results please refer to the risk factors identified from time to time in our SEC reports, including, but not limited to, our 10-K, as included in this document.


END


PRIMUS